U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. __)
Please place an ✓ in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☑
Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
ENERFLEX SYSTEMS INCOME FUND

(Name of Subject Company)
N/A

(Translation of Subject Company’s Name into English)
ALBERTA, CANADA

(Jurisdiction of Subject Company’s Incorporation or Organization)
TOROMONT INDUSTRIES LTD.

(Name of Person(s) Furnishing Form)
COMMON SHARES

(Title of Class of Subject Securities)
891102

(CUSIP Number of Class of Securities (if applicable)
David Wetherald
Toromont Industries Ltd.
3131 Hwy 7 W
Concord, Ontario L4K 1B7
(416) 667-5773
(Facsimile) (416) 667-5555
with a copy to:
Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 308-8866
(Facsimile) (212) 308-0132

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Received Notices and Communications on Behalf of Person Furnishing Form
November 16, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
(a)	The disclosure documents set forth below are attached immediately following this page:
1.	Press Release, dated November 12, 2009.
2.	Letter, dated November 16, 2009, from Toromont Industries Ltd. to Beneficial Enerflex Unitholders.
3.	Letter, dated November 16, 2009, from Toromont Industries Ltd. to Registered Enerflex Unitholders.

4.	Offer to Purchase and Circular, dated November 16, 2009.

5.	Letter of Transmittal.

6.	Notice of Guaranteed Delivery.
(b)	Not applicable.
Item 2. Informational Legends
Legends required by Rule 802(b) under the Securities Act of 1933, as amended, have been included in the offering document described in Part I Item 1(a)(2), above.

Toromont Announces Take-Over Bid to Acquire Enerflex Systems Income Fund for $13.50 per Unit
TORONTO, ONTARIO, November 12, 2009 — Toromont Industries Ltd. (“Toromont”, TSX: TIH) today announced that it intends to proceed with a formal take-over bid to acquire all of the issued and outstanding trust units of Enerflex Systems Income Fund (“Enerflex”, TSX: EFX.UN) and all of the issued and outstanding exchangeable units of Enerflex Holdings Limited Partnership.
Under the terms of the offer, unitholders may choose to receive either $13.50 in cash per unit, or 0.5098 of a common share of Toromont and $0.05 cash per unit, in each case subject to pro ration. The maximum amount of cash payable by Toromont under the offer will be approximately $300 million and the maximum number of common shares issuable by Toromont under the offer will be approximately 11.3 million (based on the estimated number of Enerflex units outstanding on a fully-diluted basis as at September 30, 2009).
Toromont’s offer represents a premium of 34.1% to the closing price of the Enerflex units on October 16, 2009 and a premium of 32.9% to the volume-weighted average trading price of the Enerflex units in the 20 trading days up to and including October 16, 2009.
On October 16, 2009, Toromont made a proposal to Enerflex to enter into a negotiated business combination in which Toromont would acquire all of the Enerflex units for consideration of $13.50 per unit, comprised of a combination of cash and common shares of Toromont. Since that time, Toromont and Enerflex have not made any meaningful progress towards a negotiated transaction, which has led to Toromont’s announcement of its intention to make a formal takeover bid.
“Toromont’s offer represents an attractive premium and valuation for Enerflex unitholders. It also provides them with the opportunity to receive common shares of Toromont and participate in the success of the company formed by the combination of Enerflex and Toromont Energy Systems, our gas compression division,” said Robert M. Ogilvie, Chairman & Chief Executive Officer of Toromont. Mr. Ogilvie added, “We continue to believe that bringing these operations together would create a stronger organization better able to compete in the North American and international markets.”
Unitholders of Enerflex holding an aggregate of 7,531,988 trust units (approximately 17% of trust units outstanding) have entered into lock-up agreements pursuant to which they have agreed to tender their trust units to Toromont’s offer, subject to certain exceptions. The trust units covered by these lock-up agreements, together with the trust units owned by Toromont, represent approximately 25.8% of the Enerflex trust units outstanding.
The offer will be made following receipt of unitholder lists from Enerflex and Enerflex Holdings Limited Partnership, or earlier by publication of an advertisement and filing of the take-over bid circular as required by applicable Canadian securities laws. Full details of Toromont’s offer will be included in the take-over bid circular. The offer is expected to expire in early January, 2010.

The offer will be subject to customary conditions including: the deposit of Enerflex trust units constituting (i) together with the trust units owned by Toromont and its affiliates, at least 662/3% of the outstanding trust units (on a fully-diluted basis), and (ii) at least a majority of the trust units (on a fully-diluted basis) the votes attached to which would be included in the minority approval of a second-step business combination under applicable securities laws; the receipt of government and regulatory approvals; the unitholder rights plan of Enerflex not adversely affecting the offer or Toromont; and no material adverse change having occurred in the affairs of Enerflex.
ABOUT TOROMONT
Toromont Industries Ltd. operates through two business segments: The Equipment Group and the Compression Group. The Equipment Group includes one of the larger Caterpillar dealerships by revenue and geographic territory in addition to industry leading rental operations. The Compression Group is a North American leader specializing in the design, engineering, fabrication, and installation of compression systems for natural gas, coal-bed methane, fuel gas and carbon dioxide in addition to process systems and industrial and recreational refrigeration systems. Both Groups offer comprehensive product support capabilities. This press release and more information about Toromont can be found on the Web at www.toromont.com.
ADVISORY
Statements and information herein that are not historical facts are “forward-looking information”. Words such as “plans”, “intends”, “outlook”, “expects”, “anticipates”, “estimates”, “believes”, “likely”, “should”, “could”, “will”, “may” and similar expressions are intended to identify forward-looking information and statements. By their nature, forward-looking information and statements are subject to risks and uncertainties which may be beyond Toromont’s ability to control or predict. Actual results or events could differ materially from those expressed or implied by forward-looking information and statements as a result of a number of factors, risks and uncertainties including those found in the “Risks and Risk Management” and “Outlook” section of Toromont’s management discussion and analysis of financial results for the six months ended June 30, 2009 and the “Risks and Risk Management” and “Outlook” sections of Toromont’s management’s discussion and analysis of financial results for the year ended December 31, 2008, as well as factors, risks and uncertainties not presently known to Toromont or that Toromont currently believes are not material.
Readers are cautioned not to place undue reliance on the forward-looking information and statements contained herein, which are given as of the date of this document, and not to use such information and statements for anything other than their intended purpose. Toromont disclaims any obligation or intention to update or revise any forward-looking information or statement, whether the result of new information, future events or otherwise, except as required by applicable law.
This press release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.
For more information please contact the Information Agent for the offer, Kingsdale Shareholder Services Inc. toll-free at 1-888-518-6832 or Toromont Industries Ltd., Paul R. Jewer, Vice President Finance & Chief Financial Officer at tel: 416-667-5501.

November 16, 2009

A Premium Offer for Your Enerflex Units

Dear Beneficial Enerflex Unitholder,

Toromont Industries Ltd. is presenting you with an opportunity to enhance the return on your investment in Enerflex Systems Income Fund and to share the growth potential as owners of the combined company — a Canadian-headquartered, global supplier to the natural gas production and process equipment industries as well as a very successful Caterpillar equipment dealer.

In exchange for each Enerflex Unit, Toromont is offering $13.50 in cash or 0.5098 of a share of Toromont Industries and $0.05 cash, subject to proration. You can choose any combination of the cash and share alternatives that best suits your investment objectives.

Whatever your compensation choice, you will be receiving significantly more value than the trading price of your units in the period before we first announced our proposal for a business combination with Enerflex on October 16th.

Full information about the background and rationale for our offer, as well as the terms and conditions of our offer is provided in the enclosed take-over bid circular. We encourage you to review these documents and consult with your financial advisor should you have any questions.

We believe that this offer should be very attractive to you for several clear and compelling reasons including:

•	The Significant Premium. Our offer represents a 34.1% premium over the closing price of Enerflex Trust Units on October 16, 2009, the day Toromont announced a proposal to Enerflex to enter into a business combination. Our offer also represents a 32.9% premium over the volume-weighted average trading price of the Enerflex Trust Units over the 20 trading days ending on October 16, 2009.

•	The Opportunity to Share the Growth Potential of the Combined Operations. Unitholders can choose the share alternative and participate in the growth potential as owners of the combined company. Combining Enerflex with Toromont’s natural gas compression and process equipment businesses takes advantage of their excellent strategic fit. In addition to operations in Canada, Toromont is well positioned in the United States while Enerflex has strength in Australasia and other international locations. We believe that bringing these operations together will allow the combined businesses to serve customers more effectively and will result in a strong global competitor. There will be opportunities to achieve attractive synergies and cost savings. We believe that integrating Enerflex’s business with Toromont’s Compression Group provides for greater long-term potential and value creation than Enerflex could achieve on its own. The combined organization will also benefit from increased financial strength and access to capital. In addition, Unitholders receiving Toromont Shares will also benefit from the operations of one of the larger and more successful Caterpillar dealers in the world. To learn more about Toromont and its business activities, please visit our website at www.toromont.com.

•	A Strong Management Team. You are familiar with Enerflex’s performance. But it may help you to know that Toromont’s senior management team has a proven record of operational excellence and delivery of value to shareholders. In the 10 years ended December 31, 2008, Toromont has generated an average annual total return of 13% (including reinvestment of dividends) — compared with 5% for the S&P/TSX composite index. Average return on opening shareholders’ equity was 18.2% over the same 10-year period. Toromont has also consistently paid dividends in each of its 41 years and has increased its dividend in each of the last 20 years.

•	Support for the Offer by Significant Long Term Unitholders. Unitholders holding approximately 17% of the Enerflex Trust Units outstanding have agreed to tender their Enerflex Trust Units to our offer, subject to certain exceptions. Combined with the Enerflex Trust Units currently owned by Toromont, 25.8% of the total Enerflex Trust Units outstanding are already supporting this offer.

•	Coming Changes in Tax Laws. The Minister of Finance announced on October 31, 2006 that the Canadian government intended to change the tax treatment of income trusts and their investors by 2011. These pending changes will reduce or eliminate the tax benefits of Enerflex’s organizational structure and thereby impact distributions, have already created significant uncertainty in the Canadian income trust market and have considerably reduced the attractiveness of income trusts for investors. This offer provides you with an attractive solution to this rapidly approaching deadline.

•	Another Unit Distribution. We have dated our offer so that you receive one more distribution of up to $0.30 per unit if declared by Enerflex. You can tender immediately and still receive the distribution paid in January 2010.

We ask you to consider the opportunity this offer represents for you. We believe there is strong fundamental business logic in combining Enerflex with Toromont’s related operations. The premium being offered for your Units is significant and attractive. Equally important is that this offer provides you with choices, subject to proration, including the opportunity for all cash or the option to receive some cash now and to continue as a shareholder of a stronger company with even greater potential.

We hope you will demonstrate your support for this beneficial transaction by promptly calling your broker and instructing him or her to tender your units to this offer.

Sincerely,

Robert M. Ogilvie

Chairman of the Board
& Chief Executive Officer
Toromont Industries Ltd.

Taking Action to Seize this Opportunity Is Simple
If you have any questions about the transaction or how to tender your units, please contact:

Kingsdale Shareholder Services Inc.
North American Toll Free Phone: 1-888-518-6832

November 16, 2009

A Premium Offer for Your Enerflex Units

Dear Registered Enerflex Unitholder,

Toromont Industries Ltd. is presenting you with an opportunity to enhance the return on your investment in Enerflex Systems Income Fund and to share the growth potential as owners of the combined company — a Canadian-headquartered, global supplier to the natural gas production and process equipment industries as well as a very successful Caterpillar equipment dealer.

In exchange for each Enerflex Unit, Toromont is offering $13.50 in cash or 0.5098 of a share of Toromont Industries and $0.05 cash, subject to proration. You can choose any combination of the cash and share alternatives that best suits your investment objectives.

Whatever your compensation choice, you will be receiving significantly more value than the trading price of your units in the period before we first announced our proposal for a business combination with Enerflex on October 16th.

Full information about the background and rationale for our offer, as well as the terms and conditions of our offer is provided in the enclosed take-over bid circular. We encourage you to review these documents and consult with your financial advisor should you have any questions.

We believe that this offer should be very attractive to you for several clear and compelling reasons including:

•	The Significant Premium. Our offer represents a 34.1% premium over the closing price of Enerflex Trust Units on October 16, 2009, the day Toromont announced a proposal to Enerflex to enter into a business combination. Our offer also represents a 32.9% premium over the volume-weighted average trading price of the Enerflex Trust Units over the 20 trading days ending on October 16, 2009.

•	The Opportunity to Share the Growth Potential of the Combined Operations. Unitholders can choose the share alternative and participate in the growth potential as owners of the combined company. Combining Enerflex with Toromont’s natural gas compression and process equipment businesses takes advantage of their excellent strategic fit. In addition to operations in Canada, Toromont is well positioned in the United States while Enerflex has strength in Australasia and other international locations. We believe that bringing these operations together will allow the combined businesses to serve customers more effectively and will result in a strong global competitor. There will be opportunities to achieve attractive synergies and cost savings. We believe that integrating Enerflex’s business with Toromont’s Compression Group provides for greater long-term potential and value creation than Enerflex could achieve on its own. The combined organization will also benefit from increased financial strength and access to capital. In addition, Unitholders receiving Toromont Shares will also benefit from the operations of one of the larger and more successful Caterpillar dealers in the world. To learn more about Toromont and its business activities, please visit our website at www.toromont.com.

•	A Strong Management Team. You are familiar with Enerflex’s performance. But it may help you to know that Toromont’s senior management team has a proven record of operational excellence and delivery of value to shareholders. In the 10 years ended December 31, 2008, Toromont has generated an average annual total return of 13% (including reinvestment of dividends) — compared with 5% for the S&P/TSX composite index. Average return on opening shareholders’ equity was 18.2% over the same 10-year period. Toromont has also consistently paid dividends in each of its 41 years and has increased its dividend in each of the last 20 years.

•	Support for the Offer by Significant Long Term Unitholders. Unitholders holding approximately 17% of the Enerflex Trust Units outstanding have agreed to tender their Enerflex Trust Units to our offer, subject to certain exceptions. Combined with the Enerflex Trust Units currently owned by Toromont, 25.8% of the total Enerflex Trust Units outstanding are already supporting this offer.

•	Coming Changes in Tax Laws. The Minister of Finance announced on October 31, 2006 that the Canadian government intended to change the tax treatment of income trusts and their investors by 2011. These pending changes will reduce or eliminate the tax benefits of Enerflex’s organizational structure and thereby impact distributions, have already created significant uncertainty in the Canadian income trust market and have considerably reduced the attractiveness of income trusts for investors. This offer provides you with an attractive solution to this rapidly approaching deadline.

•	Another Unit Distribution. We have dated our offer so that you receive one more distribution of up to $0.30 per unit if declared by Enerflex. You can tender immediately and still receive the distribution paid in January 2010.

We ask you to consider the opportunity this offer represents for you. We believe there is strong fundamental business logic in combining Enerflex with Toromont’s related operations. The premium being offered for your Units is significant and attractive. Equally important is that this offer provides you with choices, subject to proration, including the opportunity for all cash or the option to receive some cash now and to continue as a shareholder of a stronger company with even greater potential.

To tender your units to this offer either;

A.	If your unit certificates are available, please complete the enclosed Letter of Transmittal and together with your unit certificates, mail to CIBC Mellon Trust using the enclosed, self-addressed envelope. OR

B.	If your unit certificates are not readily available, complete the Notice of Guaranteed Delivery and mail to CIBC Mellon Trust using the enclosed, self-addressed envelope.

Taking Action to Seize this Opportunity Is Simple
If you have any questions about the transaction or how to tender your units, please contact:

Kingsdale Shareholder Services Inc.

North American Toll Free Phone: 1-888-518-6832

We hope you will demonstrate your support for this beneficial transaction by promptly tendering your units to this offer.

Sincerely,

Robert M. Ogilvie

Chairman of the Board
& Chief Executive Officer
Toromont Industries Ltd.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Unitholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Toromont may, in Toromont’s sole discretion, take such action as Toromont may deem necessary to extend the Offer to Unitholders in any such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

November 16, 2009

TOROMONT INDUSTRIES LTD.

OFFER TO PURCHASE

all of the outstanding Trust Units
(together with associated rights under the unitholder rights plan) of

ENERFLEX SYSTEMS INCOME FUND

on the basis of, at the election of each holder,
(a) $13.50 in cash, or
(b) 0.5098 of a Toromont common share and $0.05 in cash,
for each Trust Unit of Enerflex Systems Income Fund
subject, in each case, to pro ration as set out herein

Toromont Industries Ltd. (“Toromont”) hereby offers, upon and subject to the terms and conditions set out herein (the “Offer”), to purchase all of the issued and outstanding trust units of Enerflex Systems Income Fund (“Enerflex”) together with any associated rights (the “URP Rights”) under the unitholder rights plan of Enerflex (together, the “Trust Units”) and all of the issued and outstanding class B limited partnership units of Enerflex Holdings Limited Partnership (“Enerflex LP”) together with any associated ELP Rights (as defined in the Offer) (together, the “Exchangeable LP Units” and, together with the Trust Units, the “Units”), other than any Units owned directly or indirectly by Toromont or its affiliates, including all Units issued after the date hereof but before the Expiry Time (as defined below) upon the exercise, exchange or conversion of any options or other securities of Enerflex, Enerflex LP or their respective affiliates (other than URP Rights and any ELP Rights) that are exercisable or exchangeable for or convertible into Units.

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on January 7, 2010 (the “Expiry Time”), unless the Offer is extended or withdrawn.

Each holder of Units (a “Unitholder”) may elect the Cash Alternative or the Share Alternative (as such terms are defined in the Offer) in respect of all of the Unitholder’s Units deposited under the Offer or may apportion the Unitholder’s Units between such consideration alternatives. The maximum amount of cash available under the Offer is $299,541,429 and the maximum number of common shares of Toromont (the “Toromont Shares”) available for issuance under the Offer is 11,269,832 Toromont Shares (based on the number of Trust Units outstanding on a fully-diluted basis as at September 30, 2009). See Section 1 of the Offer, “The Offer”.

Toromont has entered into lock-up agreements with Bluewater Investment Management Inc. and Howson Tattersall Investment Counsel Ltd. pursuant to which such Unitholders have agreed to deposit under the Offer an aggregate of 7,531,988 Trust Units, representing approximately 17% of the outstanding Trust Units. The Trust Units covered by these lock-up agreements and the Trust Units owned by Toromont represent, in the aggregate, approximately 25.8% of the outstanding Trust Units as at September 30, 2009.

The Trust Units are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “EFX.UN”. The closing price of the Trust Units on the TSX was $10.07 on October 16, 2009, the day on which Toromont announced that it had made a proposal to Enerflex to enter into a business combination in which Toromont would acquire all of the Units. The Offer represents a 34.1% premium over the closing price of the Trust Units on October 16, 2009 and a 32.9% premium over the volume-weighted average trading price of the Trust Units over the 20 trading days ending on October 16, 2009.

The consideration payable under the Offer is in addition to any Permitted Distribution (as defined in the Offer) made by Enerflex or Enerflex LP to Unitholders. The Permitted Distribution has a maximum value of $0.30 per Unit. See Section 9 of the Offer, “Changes in Capitalization; Adjustments; Liens”.

The Offer is conditional on, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Trust Units which constitutes (i) together with the Trust Units owned by Toromont and its affiliates, at least 66 2/3% of the Trust Units outstanding (on a fully-diluted basis), and (ii) at least a majority of the Trust Units (on a fully-diluted basis) the votes attached to which would be included in the minority approval of a second step business combination under applicable securities laws. This and the other conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”. Subject to applicable laws, Toromont reserves the right to withdraw the Offer and to not take up and pay for any Units deposited under the Offer if any condition of the Offer is not satisfied or waived at or prior to the Expiry Time.

Unitholders that wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper), or a manually executed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Units and all other required documents, with CIBC Mellon Trust Company (the “Depositary”) at its office specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Unitholders may also accept the Offer by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on pink paper). Alternatively, Trust Unitholders may accept the Offer by following the procedures for book-entry transfer of Trust Units set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. Persons whose Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

All payments under the Offer will be made in Canadian dollars. Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Units directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Toromont Shares on behalf of Ineligible US Unitholders through the facilities of the TSX).

Questions and requests for assistance may be directed to the information agent for the Offer, Kingsdale Shareholder Services Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and are accessible on Toromont’s website at www.toromont.com and on the Canadian Securities Administrators’ website at www.sedar.com. The foregoing website addresses are provided for informational purposes only and no information contained on, or accessible from, the foregoing websites is incorporated by reference herein.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Toromont, the Information Agent, the Depositary or the Dealer Managers.

These securityholder materials are being sent to both registered and non-registered owners of the Units. If you are a non-registered owner of Units, and Toromont or its agent has sent these materials directly to you, your name and address and information about your holdings of Units have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

NOTICE TO UNITHOLDERS IN THE UNITED STATES

The Toromont Shares offered under the Offer are being offered pursuant to an exemption from the registration requirements of the US Securities Act of 1933, as amended (the “US Securities Act”), provided by Rule 802 thereunder. No Toromont Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Toromont is satisfied that such Toromont Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Toromont in its sole discretion, Toromont Shares will not be delivered to or for the account or for the benefit of Ineligible US Unitholders (as defined in the Offer).

Ineligible US Unitholders that would otherwise receive Toromont Shares in exchange for their Units may, at the sole discretion of Toromont, have such Toromont Shares issued on their behalf to a selling agent, which shall, as agent for such Unitholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Toromont Shares on their behalf through the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. Each Unitholder for whom Toromont Shares are sold by the selling agent will receive an amount equal to such Unitholder’s pro rata interest in the net proceeds of sales of all Toromont Shares so sold by the selling agent. Toromont will have no liability for any such proceeds received or the remittance thereof to such Unitholders.

All Ineligible US Unitholders must notify their broker, financial advisor, financial institution or other nominee through which their Units are held of their status as an Ineligible US Unitholder. Failure by an Ineligible US Unitholder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Units are held of such Unitholder’s status as an Ineligible US Unitholder prior to the Expiry Time will be deemed to be a certification that such Unitholder is not a resident of a US state who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Unitholder is a resident. Any Unitholder in the United States that deposits Units using a Letter of Transmittal that does not indicate whether such Unitholder is an Ineligible US Unitholder will be deemed to have certified that such Unitholder is not an Ineligible US Unitholder.

The Offer is made for the securities of Canadian issuers and this document has been prepared in accordance with the disclosure requirements of Canada. Unitholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in this document have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to the financial statements of United States companies.

The enforcement by Unitholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Toromont is incorporated under the federal laws of Canada, that a majority of Toromont’s officers and directors are residents of Canada, that the Information Agent, the Depositary and the Dealer Managers and some or all of the experts named herein may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Toromont and of the above mentioned persons may be located outside of the United States. You may not be able to sue Toromont or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Toromont or its officers or directors to subject themselves to a US court’s judgment.

Toromont Shares issued to Unitholders under the Offer will be “restricted securities” within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Units deposited by such Unitholders under the Offer are “restricted securities”. Accordingly, if you deposit Units under the Offer that bear a US Securities Act restrictive legend, any Toromont Shares issued to you in exchange for such Units shall also bear a US Securities Act restrictive legend.

You should be aware that Toromont or its affiliates, directly or indirectly, may bid for and make purchases of Units during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations. See Section 12 of the Offer, “Market Purchases”.

Unitholders in the United States should be aware that the disposition of Units and the acquisition of Toromont Shares by them as described herein may have tax consequences both in the United States and in Canada. Only certain of the Canadian tax consequences are described herein and such Unitholders are encouraged to consult their tax advisors with respect to both the United States and Canadian tax consequences of the disposition of Units and the acquisition of Toromont Shares. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

THE SECURITIES OFFERED UNDER THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO HOLDERS OF OPTIONS AND OTHER CONVERTIBLE SECURITIES

The Offer is made only for Units and is not made for any Options or other Convertible Securities. Any holder of Options or other Convertible Securities that wishes to accept the Offer must exercise, exchange or convert such Convertible Securities in order to obtain certificates representing Units sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have the certificates available for deposit prior to the Expiry Time or to otherwise comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”. In certain circumstances, the holders of Convertible Securities may be permitted to exercise, exchange or convert their Convertible Securities for Units for the purpose of depositing such Units under the Offer on the condition that such Units are taken up under the Offer. See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal — Holders of Convertible Securities”.

If a holder of Convertible Securities does not exercise, exchange or convert its Convertible Securities prior to the Expiry Time, the Convertible Securities will remain outstanding following the Expiry Time in accordance with the terms and conditions of such Convertible Securities, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 9 of the Circular, “Acquisition of Units not Deposited”.

The tax consequences to holders of Convertible Securities of exercising, exchanging or converting such Convertible Securities are not described in the Circular. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise, exchange or convert or to not exercise, exchange or convert their Convertible Securities.

CURRENCY

All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in the Circular under Section 4, “Reasons to Accept the Offer”, Section 5, “Purpose of the Offer and Plans for Enerflex and Enerflex LP”, Section 7, “Source of Funds”, Section 9, “Acquisition of Units not Deposited”, and Section 15, “Risk Factors”, in addition to certain statements contained elsewhere in the Offer and Circular, including the summary thereof, constitute “forward-looking statements” and are prospective in nature. Words such as “plans”, “intends”, “expects”, “estimates”, “believes”, “likely”, “should”, “could”, “will”, “may” and similar expressions are intended to identify forward-looking statements. By their nature, forward-looking statements are subject to risks and uncertainties which may be beyond Toromont’s ability to control or predict. Actual results or events could differ materially from those expressed or implied by the forward-looking statements. Factors that could cause actual results or events to differ from current expectations include, among others: business cycle risk, including general economic and industry conditions in the countries in which Toromont operates; risk of commodity price changes, including precious and base metals and natural gas; risk of changes in foreign exchange rates, including the Cdn$/US$ exchange rate; risk of equipment product acceptance and availability of supply of such products; risk of increased competition; credit risk related to financial instruments; risk of additional costs associated with warranties and maintenance contracts; interest rate risk on financing arrangements; risk of availability of financing; risk of the failure to meet certain conditions of the Offer and/or to obtain required approvals, consents or clearances from government authorities on a timely basis or at all; risk of legislative and/or regulatory changes; risk related to the integration of Enerflex’s operations with those of Toromont and/or its affiliates; risk of disruptions in business operations due to reorganization activities; and the other risks and uncertainties identified in Section 15 of the Circular, “Risk Factors”. Other factors, risks and uncertainties not presently known to Toromont or that Toromont currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements are based on current expectations and are influenced by management’s historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. Readers are cautioned not to put undue reliance on forward-looking statements, which are given as of the date of this document. Toromont disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

INFORMATION CONCERNING ENERFLEX AND ENERFLEX LP

Except as otherwise indicated, the information concerning Enerflex and Enerflex LP contained in this document has been taken from and is based solely upon Enerflex’s public disclosure on file with Canadian securities regulatory authorities. Neither Enerflex nor Enerflex LP has reviewed this document, and neither has confirmed the accuracy and completeness of the information in respect of Enerflex and Enerflex LP contained in this document. Although Toromont does not have any knowledge that would indicate that any information or statements contained in this document concerning Enerflex or Enerflex LP taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made, neither Toromont nor its directors or officers have verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Enerflex to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Toromont. Except as otherwise indicated, information concerning Enerflex and Enerflex LP is given based on information in Enerflex’s public disclosure available as of November 13, 2009. All references to the number of Options outstanding as at September 30, 2009 and the number of Trust Units outstanding on a fully-diluted basis as at September 30, 2009 in this document are references to estimates of such figures based solely on Enerflex’s public disclosure.

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SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. Unitholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in this Summary, where not otherwise defined herein, are defined in the Offer and Circular, including the accompanying Glossary, unless the context otherwise requires.

The Offer

Toromont is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Units, other than any Units owned, directly or indirectly, by Toromont or its affiliates, including all Units issued after the date hereof but before the Expiry Time upon the exercise, exchange or conversion of any Convertible Securities, on the basis of, at the election of the Unitholder:

(a)	$13.50 in cash for each Unit; or

(b)	0.5098 of a Toromont Share and $0.05 cash for each Unit,

in each case subject to pro ration as described in Section 1 of the Offer, “The Offer”. The consideration payable under the Offer is in addition to any Permitted Distribution made by Enerflex or Enerflex LP to Unitholders. The Permitted Distribution has a maximum value of $0.30 per Unit. See Section 9 of the Offer, “Changes in Capitalization; Adjustments; Liens”.

The maximum amount of cash payable by Toromont under the Offer is $299,541,429 and the maximum number of Toromont Shares issuable by Toromont under the Offer is 11,269,832 Toromont Shares (based on the number of Trust Units outstanding on a fully-diluted basis as at September 30, 2009). The consideration payable under the Offer will be pro rated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the maximum aggregate amounts and will be based on the number of Units acquired in proportion to the number of Trust Units outstanding (on a fully-diluted basis as at November 16, 2009), other than those owned by Toromont and its affiliates as at November 16, 2009. If all Unitholders deposited their Units to the Cash Alternative or all Unitholders deposited their Units to the Share Alternative, each Unitholder would be entitled to receive $6.775 in cash and 0.2549 of a Toromont Share for each Unit deposited, subject to adjustment for fractional shares.

The Offer is made only for Units and is not made for any Convertible Securities. Any holder of Convertible Securities that wishes to accept the Offer must exercise, exchange or convert such Convertible Securities in order to obtain certificates representing Units sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have the certificates available for deposit prior to the Expiry Time or to otherwise comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The obligation of Toromont to take up and pay for Units under the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

No fractional Toromont Shares will be issued under the Offer. Any Unitholder that would otherwise be entitled to receive a fractional Toromont Share will receive the applicable number of Toromont Shares, rounded down to the nearest whole number.

Unitholders that are Eligible Holders and that elect the Share Alternative, and that further elect the Rollover Option in the Letter of Transmittal, may, depending on the circumstances, make the necessary joint tax election with Toromont to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

No Toromont Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Toromont is satisfied that such Toromont Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from applicable registration requirements, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Toromont in its sole discretion, Toromont Shares will not be delivered to or for the account or for the benefit of Ineligible US Unitholders. Ineligible US Unitholders that would otherwise receive Toromont Shares in exchange for their Units may, at the sole discretion of Toromont, have such Toromont Shares issued on their behalf to a selling agent, who shall sell such Toromont Shares on their behalf through the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. All Ineligible US Unitholders must notify their broker, financial advisor, financial institution or other nominee through which their

Units are held of their status as an Ineligible US Unitholder. See Section 1 of the Offer, “The Offer” and Section 18 of the Circular, “US Securities Laws”.

Toromont

Toromont, founded in 1961, operates one of the larger Caterpillar dealerships by revenues and geographic territory and industry-leading equipment rental operations. Toromont also designs, engineers, fabricates, installs and services natural gas compression units and hydrocarbon and petrochemical process systems and industrial and recreational refrigeration systems. For the year ended December 31, 2008 and the nine months ended September 30, 2009, Toromont had revenues of approximately $2.1 billion and $1.4 billion, respectively. As at September 30, 2009, Toromont employed approximately 4,000 people. The Toromont Shares are listed on the TSX under the symbol “TIH”.

Toromont currently owns 3,902,100 Trust Units representing approximately 8.8% of the outstanding Trust Units as at September 30, 2009.

Enerflex and Enerflex LP

Enerflex is an unincorporated open-ended trust formed under the laws of the Province of Alberta pursuant to a Deed of Trust dated August 22, 2006. Enerflex LP is a limited partnership formed under the laws of the Province of Alberta pursuant to a Limited Partnership Agreement dated August 23, 2006. Enerflex indirectly owns all of the issued and outstanding Class A LP Units and the general partnership interest in Enerflex LP. Enerflex LP owns all of the common shares of Enerflex Systems Ltd.

Collectively, Enerflex and Enerflex LP, through their indirect ownership of Enerflex Systems Ltd. and its affiliates and joint ventures, is a supplier of products and services to the global oil and natural gas production industry. Enerflex’s primary products and services are: hydrocarbon production and processing facilities; natural gas compression and power generation equipment for sale, rental or lease; combined heat and power units; and electrical instrumentation and controls services. Enerflex also has field maintenance and contracting capabilities. Enerflex has interests in affiliates and joint ventures operating in Canada, Australia, the Netherlands, the United States, Germany, Pakistan, the United Arab Emirates, Indonesia, Malaysia and Egypt. The Trust Units are listed on the TSX under the trading symbol “EFX.UN”. The Exchangeable LP Units are not listed on any exchange.

Lock-Up Agreements

Toromont has entered into a Lock-Up Agreement with each of Bluewater Investment Management Inc. and Howson Tattersall Investment Counsel Ltd. (together, the “Locked-Up Unitholders”), pursuant to which each Locked-Up Unitholder agreed, among other things, to deposit, or cause to be deposited, under the Offer and not withdraw, subject to certain exceptions, all of the Trust Units it beneficially owns or over which it exercises direction or control. The Locked-Up Unitholders beneficially own, or exercise control or direction over, an aggregate of 7,531,988 Trust Units, representing approximately 17% of the outstanding Trust Units as at September 30, 2009. See Section 6 of the Circular, “Lock-Up Agreements”. The Trust Units covered by the Lock-Up Agreements and the Trust Units owned by Toromont represent, in the aggregate, approximately 25.8% of the outstanding Trust Units as at September 30, 2009.

Reasons to Accept the Offer

Unitholders should consider the following factors in making their decision to accept the Offer:

•	Significant Premium. The Offer represents a 34.1% premium over the closing price of the Trust Units on October 16, 2009, the day on which Toromont announced that it made a proposal to Enerflex to enter into a business combination in which Toromont would acquire all of the Units, and a 32.9% premium over the volume-weighted average trading price of the Trust Units over the 20 trading days ending on October 16, 2009.

•	Opportunity for Participation in the Growth Potential of the Combined Operations. Unitholders have the opportunity to participate in the growth potential of the combined company to the extent they receive Toromont Shares.

•	Excellent Strategic Fit. Combining Enerflex with Toromont’s natural gas compression and process equipment businesses takes advantage of their excellent strategic fit. In addition to operations in Canada, Toromont is well positioned in the United States while Enerflex has strength in Australasia and other international locations. Toromont believes that combining such operations will allow the combined businesses to serve customers more effectively and will result in a strong global competitor. Toromont believes that the integration of Enerflex’s business with that of Toromont’s Compression Group provides for greater long-term potential and value creation than Enerflex could achieve on its own. The combined organization will also benefit from increased financial strength and access to capital.

•	Opportunity to Share in Synergies. By combining Enerflex’s operations with those of Toromont’s Compression Group, Toromont expects to realize attractive synergies and cost savings, including through the elimination of excess fabrication capacity, overlapping service facilities, certain public company costs of Enerflex and duplicative head office and general and administration expenses.

•	Large, Successful Caterpillar Dealer. In addition to the opportunity to participate in the growth potential of the combined natural gas compression and process equipment businesses, Unitholders receiving Toromont Shares will also benefit from the operations of one of the larger and more successful Caterpillar dealers in the world.

•	Strong Management Team. Toromont’s senior management team has a proven record of operational excellence and delivery of value to shareholders. In the 10 years ended December 31, 2008, Toromont has generated a total return averaging 13% (including reinvestment of dividends) per annum compared to 5% for the S&P/TSX composite index. Average return on opening shareholders’ equity was 18.2% over the same 10-year period. Toromont has also consistently paid dividends in each of its 41 years and has increased its dividend in each of the last 20 years.

•	Support for the Offer by Significant Unitholders. Each of the Locked-Up Unitholders, which in the aggregate own approximately 17% of the Trust Units as at September 30, 2009, has entered into a Lock-Up Agreement and agreed to deposit its Trust Units under the Offer. The Trust Units covered by the Lock-Up Agreements and the Trust Units owned by Toromont represent, in the aggregate, approximately 25.8% of the outstanding Trust Units as at September 30, 2009.

•	Coming Changes in Tax Laws. The Minister of Finance announced on October 31, 2006 that the Canadian government intends to change the tax treatment of income trusts and their investors by 2011. These pending changes will reduce or eliminate the tax benefits of Enerflex’s organizational structure and thereby impact distributions, have already created significant uncertainty in the Canadian income trust market and have considerably reduced the attractiveness of income trusts for investors. The Offer provides Unitholders with an attractive solution to this rapidly approaching deadline.

•	Permitted Unit Distribution. Unitholders that deposit their Units under the Offer will still be entitled to receive the quarterly distribution, if any, in respect of the fourth quarter of 2009 payable by Enerflex or Enerflex LP, as applicable, if such distribution constitutes a Permitted Distribution. Accordingly, a Unitholder may deposit its Units immediately and still receive any Permitted Distribution in respect of those deposited Units.

Purpose of the Offer

The purpose of the Offer is to enable Toromont to acquire all of the outstanding Units. Toromont currently intends, if it takes up and pays for the Units validly deposited under the Offer, to acquire all of the outstanding Units not deposited under the Offer by way of a Compulsory Acquisition or Tax Efficient Subsequent Acquisition, in the case of Trust Units, and a Mandatory Redemption, in the case of Exchangeable LP Units. If Toromont is unable, or elects not, to effect a Compulsory Acquisition or Tax Efficient Subsequent Acquisition, in the case of the Trust Units, and a Mandatory Redemption, in the case of the Exchangeable LP Units, Toromont will evaluate other alternatives to acquire all of the Units not deposited under the Offer. See Section 5 of the Circular, “Purpose of the Offer and Plans for Enerflex and Enerflex LP”, and Section 9 of the Circular, “Acquisition of Units not Deposited”.

Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on January 7, 2010, or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by Toromont. Toromont may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Manner of Acceptance

A Unitholder wishing to accept the Offer must deposit the certificate(s) representing its Units, together with a properly completed and executed Letter of Transmittal (printed on yellow paper), or a manually executed facsimile thereof, and all other required documents, at or prior to the Expiry Time at the office of the Depositary specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal accompanying the Offer. See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.

If a Unitholder wishes to accept the Offer and deposit its Units under the Offer and the certificate(s) representing such Unitholder’s Units is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Units nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on pink paper). See Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Trust Unitholders may, alternatively, accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Trust Unitholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required), and all other required documents, is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Trust Unitholders accepting the Offer through book-entry transfer must ensure such documents or Agent’s Message is received by the Depositary at or prior to the Expiry Time.

Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Units directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Toromont Shares on behalf of Ineligible US Unitholders through the facilities of the TSX).

Unitholders whose Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Units.

Conditions of the Offer

Toromont reserves the right to withdraw or terminate the Offer and not take up and pay for any Units deposited under the Offer unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Trust Units which constitutes (i) together with the Trust Units owned by Toromont and its affiliates, at least 66 2/3% of the Trust Units outstanding (on a fully-diluted basis), and (ii) at least a majority of the Trust Units (on a fully-diluted basis) the votes attached to which would be included in the minority approval of a second step business combination under applicable securities laws. The Offer is also conditional upon, among other things, obtaining Competition Act Approval. See Section 4 of the Offer, “Conditions of the Offer”.

Take-Up and Payment for Deposited Units

If all of the conditions referred to in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived at or prior to the Expiry Time, Toromont will take up Units validly deposited under the Offer and not withdrawn not later than ten days after the Expiry Time. Any Units taken up will be paid for as soon as possible, but in any event not later than the earlier of (i) three business days after they are taken up and (ii) ten days after the Expiry Time. Any Units deposited under the Offer after the first date upon which Units are first taken up under the Offer will be taken up and paid for not later than ten days after such deposit. See Section 6 of the Offer, “Take-Up of and Payment for Deposited Units”.

Withdrawal of Deposited Units

Units deposited under the Offer may be withdrawn by or on behalf of the depositing Unitholder at any time before the Units have been taken up by Toromont under the Offer and in the other circumstances described in Section 8 of the Offer, “Withdrawal of Deposited Units”.

Unitholder Rights Plan

The Offer is not a “Permitted Bid” for purposes of the Rights Plan. Accordingly, in order for the Offer to proceed, the Rights Plan must be terminated, or action must be taken by the directors of Enerflex GP or by a securities commission or court of competent jurisdiction to remove the effect of the Rights Plan and permit the Offer to proceed. See Section 21 of the Circular, “Unitholder Rights Plan”.

Toromont believes that at the Expiry Time, Enerflex, the directors of Enerflex GP and Unitholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and to determine whether to deposit their Units under the Offer. The Offer is conditional upon, among other things, the Rights Plan not adversely affecting the Offer or Toromont either before or on consummation of the Offer or the purchase of Units under a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 4 of the Offer, “Conditions of the Offer”.

Canadian Federal Income Tax Considerations

A Resident Unitholder who holds Units as capital property and who disposes of such Units to Toromont under the Offer (unless the Resident Unitholder enters into a joint election with Toromont to obtain a full or partial tax-deferred rollover when available as described in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”) generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of the Units to the Resident Unitholder and any reasonable costs of disposition.

An Eligible Holder that disposes of Units under the Offer pursuant to the Share Alternative and that further elects the Rollover Option (if available) may, depending upon the circumstances, obtain a full or partial tax-deferred rollover in respect of a disposition of Units by entering into a joint election with Toromont and filing such election with the CRA under section 85 of the Tax Act specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act. The Rollover Option will not be available with respect to a disposition of Exchangeable LP Units pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction and, depending on the manner in which a Subsequent Acquisition Transaction is undertaken, the Rollover Option may not be available to an Eligible Holder on the disposition of Trust Units pursuant to a Subsequent Acquisition Transaction.

Toromont’s current intention is to make the Rollover Option available to Unitholders that deposit their Units under the Offer, provided that it is able to acquire any outstanding Trust Units not deposited under the Offer pursuant to either a Compulsory Acquisition or a Tax-Efficient Subsequent Acquisition. However, the Rollover Option may be withdrawn in the circumstances described in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Exchange of Trust Units for Cash and Toromont Shares — Circumstances in Which the Rollover Option May Be Withdrawn”.

A Non-Resident Unitholder generally will not be subject to Canadian income tax on any capital gain realized on the disposition of Trust Units to Toromont under the Offer unless those Trust Units constitute “taxable Canadian property” within the meaning of the Tax Act and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.

Depending on the manner and circumstances in which a Subsequent Acquisition Transaction is undertaken, the tax consequences to a Unitholder of a disposition of Units pursuant to a Subsequent Acquisition Transaction could differ from the tax consequences to such Unitholder of a disposition of Units under the Offer. In the case of a Non-Resident Unitholder, a portion of the consideration received on the disposition of Trust Units pursuant to a Subsequent Acquisition Transaction (other than a Tax Efficient Subsequent Acquisition) could be subject to Canadian withholding tax.

The foregoing is a very brief summary of certain Canadian federal income tax consequences and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular. Unitholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Units under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Convertible Securities should consult their own tax advisors.

Risk Factors

An investment in Toromont Shares and the combination of Toromont and Enerflex are subject to certain risks and uncertainties. In assessing the Offer, Unitholders should carefully consider the risks and uncertainties identified in Section 15 of the Circular, “Risk Factors”.

Depositary and Information Agent

CIBC Mellon Trust Company has been retained to act as the Depositary to receive deposits of certificates representing Units and accompanying Letters of Transmittal deposited under the Offer at its office specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office specified in the

Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Units purchased by Toromont under the Offer. See Section 23 of the Circular, “Other Matters Related to the Offer — Depositary”.

Kingsdale Shareholder Services Inc. has been retained to act as Information Agent to provide a resource for information for Unitholders in connection with the Offer. The Depositary and the Information Agent will each receive reasonable and customary compensation from Toromont for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Financial Advisors and Soliciting Dealer Group

CIBC World Markets Inc. and TD Securities Inc. have been retained to act as financial advisors to Toromont with respect to the Offer. CIBC World Markets Inc. and TD Securities Inc. have also been engaged as Dealer Managers to form the Soliciting Dealer Group comprised of members of the Investment Industry Regulatory Organization of Canada to solicit acceptances of the Offer from persons resident in Canada. See Section 23 of the Circular, “Other Matters Related to the Offer — Financial Advisors and Soliciting Dealer Group”.

Toromont reserves the right to form a soliciting dealer group to solicit acceptances of the Offer from persons resident in jurisdictions outside of Canada and may pay any member of such soliciting dealer group a fee customary for such transaction.

Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Units directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Toromont Shares on behalf of Ineligible US Unitholders through the facilities of the TSX).

Pro Forma Consolidated Financial Statements

Unitholders should refer to Schedule A to the Offer and Circular for unaudited pro forma consolidated financial statements for Toromont for the year ended December 31, 2008 and for the nine months ended September 30, 2009.

GLOSSARY

This Glossary forms part of the Offer. In the accompanying summary, Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, unless the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations thereof shall have the corresponding meanings:

“affiliate” has the meaning ascribed thereto in the OSA, provided that, when used in connection with Enerflex or Enerflex LP, a person shall be deemed to be an “affiliate” of another person if one of them is the subsidiary of the other or if both are subsidiaries of the same person;

“Agent’s Message” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”;

“allowable capital loss” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses”;

“Alternative Subsequent Acquisition” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units not Deposited — Subsequent Acquisition Transaction”;

“ARC” means an Advance Ruling Certificate under Section 102 of the Competition Act;

“associate” has the meaning ascribed thereto in the OSA;

“Bid Units” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units not Deposited — Compulsory Acquisition”;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of the Unitholder’s Units into the Depositary’s account at CDS and/or DTC, as applicable;

“business combination” has the meaning ascribed thereto in MI 61-101;

“business day” means any day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario;

“Cash Alternative” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which at the date hereof is CDS & Co.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“CIBC” has the meaning ascribed thereto in Section 7 of the Circular, “Source of Funds”;

“Circular” means the take-over bid circular accompanying and forming part of the Offer;

“Class A LP Units” means the class A limited partnership units of Enerflex LP;

“Commissioner” means the Commissioner of Competition appointed under Section 7 of the Competition Act;

“Commitment Letter” has the meaning ascribed thereto in Section 7 of the Circular, “Source of Funds”;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

“Competition Act Approval” means either:

(a)	the Commissioner shall have issued an ARC in respect of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; or

(b)	(i) the applicable waiting period under Part IX of the Competition Act shall have expired or been terminated or waived, and (ii) Toromont shall have been advised in writing by the Commissioner, on terms and conditions satisfactory to Toromont, in its sole discretion, that the Commissioner is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction;

“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act, R.S.C. 1985, c. 19 (2nd Supp.), as amended;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units not Deposited — Compulsory Acquisition”;

“Convertible Securities” means, collectively, Options and all other rights or securities (other than Exchangeable LP Units and Rights) of Enerflex, Enerflex LP or their respective affiliates exercisable or exchangeable for, or convertible into, any Units;

“CRA” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Credit Facility” has the meaning ascribed thereto in Section 7 of the Circular, “Source of Funds”;

“Dealer Managers” has the meaning ascribed thereto in Section 23 of the Circular, “Other Matters Related to the Offer — Financial Advisors and Soliciting Dealer Group”;

“Deed of Trust” means the deed of trust dated August 22, 2006 governed by the laws of the Province of Alberta, pursuant to which Enerflex was established;

“Deferred Income Plans” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Potential De-listing of Trust Units”;

“Depositary” means CIBC Mellon Trust Company;

“Deposited Units” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Distributions”;

“Dissenting Unitholders” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units not Deposited — Compulsory Acquisition”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Distributions”;

“DTC” means The Depository Trust Company;

“Effective Time” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Elected Amount” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition — Exchange of Trust Units for Cash and Toromont Shares — Tax-Deferred Rollover Under the Tax Act”;

“Eligible Holder” means a Unitholder that is (a) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act, whose Units constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Units by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b);

“Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved signature guarantee Medallion program, including a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

“ELP Rights” means any rights or other securities that have been, or may be, issued to provide Exchangeable LP Unitholders the economic equivalent of URP Rights;

“ELP Rights Certificates” means certificates representing ELP Rights;

“Enerflex” means Enerflex Systems Income Fund, an unincorporated open-ended trust existing under the laws of the Province of Alberta, including, if the context so requires, its affiliates;

“Enerflex GP” means Enerflex Holdings General Partner Ltd., a corporation existing under the federal laws of Canada;

“Enerflex LP” means Enerflex Holdings Limited Partnership, a limited partnership existing under the laws of the Province of Alberta;

“Enerflex LP Agreement” means the limited partnership agreement dated August 23, 2006 governing the affairs of Enerflex LP;

“Enerflex Trustee” means Computershare Trust Company of Canada, as trustee of Enerflex;

“Exchangeable LP Unitholder” means a holder of Exchangeable LP Units;

“Exchangeable LP Units” means the class B limited partnership units of Enerflex LP, together, unless the context otherwise requires, with any associated ELP Rights;

“Expiry Time” means 8:00 p.m. (Toronto time) on January 7, 2010, or such later time or times and date or dates as may be fixed by Toromont from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by Toromont;

“fully-diluted basis” means, with respect to the number of outstanding Trust Units at any time, the number of Trust Units that would be outstanding if all Exchangeable LP Units and Convertible Securities were exercised or exchanged for, or converted into, Trust Units, whether such Exchangeable LP Units and Convertible Securities are vested or unvested and notwithstanding any restriction, limitation or other condition on their exercise, exchange or conversion at such time;

“Governmental Entity” means any: (a) multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or political subdivision thereof, any central bank (or similar monetary or regulatory authority), taxing authority, ministry, department or agency of any of the foregoing; (b) self-regulatory organization or stock exchange; (c) entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (d) corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Incentive Plans” has the meaning ascribed thereto in Section 13 of the Circular, “Information Concerning Securities of Enerflex and Enerflex LP — Other Incentive Plans of Enerflex”;

“Ineligible US Unitholder” means a Unitholder for which the investment decision to deposit Units under the Offer is made by a resident of a US state or other US jurisdiction in which Toromont is not satisfied, in its sole discretion, that Toromont Shares may be delivered in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other US jurisdiction, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements (without limitation of the foregoing, an Ineligible US Unitholder shall include any Unitholder who is a resident of the United States and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of the Unitholder’s US jurisdiction);

“Information Agent” means Kingsdale Shareholder Services Inc.;

“Laws” means international, national, provincial, state, municipal and local laws (including common law), treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances or other requirements of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means, with respect to the Offer, the letter of transmittal in the form accompanying the Offer and Circular (printed on yellow paper) and, with respect to a Compulsory Acquisition or a Tax Efficient Subsequent Acquisition, the letter of transmittal accompanying the Offeror’s Notice or the TESA Notice, as applicable, delivered in connection with such transaction;

“Lock-Up Agreements” means the lock-up agreements dated October 16, 2009 between Toromont and each of the Locked-Up Unitholders;

“Locked-Up Unitholders” means, collectively, Bluewater Investment Management Inc. and Howson Tattersall Investment Counsel Ltd.;

“Mandatory Redemption” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units not Deposited — Subsequent Acquisition Transaction”;

“Material Adverse Effect” means, in respect of Enerflex or Toromont, an effect that is or could reasonably be expected to be material and adverse to the business, properties, assets (tangible or intangible), liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), capitalization, cash flows, prospects, tax status, organizational documents, operations or results of operations of Enerflex or Toromont, as applicable, and its affiliates, taken as a whole;

“material fact” has the meaning ascribed thereto in the OSA;

“Maximum Cash Consideration” means the product of $6.775 and the Number of Units To Which The Bid Relates. Based on the number of Trust Units outstanding on a fully-diluted basis as at September 30, 2009, the Maximum Cash Consideration is $299,541,429;

“Maximum Share Consideration” means the product of 0.2549 and the Number of Units To Which The Bid Relates rounded to the nearest whole number. Based on the number of Trust Units outstanding on a fully-diluted basis as at September 30, 2009, the Maximum Share Consideration is 11,269,832 Toromont Shares;

“Maximum Take-Up Date Cash Consideration” means, in respect of a Take-Up Date, the Maximum Cash Consideration multiplied by a fraction the numerator of which is the number of Units to be taken up on such Take-Up Date and the denominator of which is the Number of Units To Which The Bid Relates;

“Maximum Take-Up Date Share Consideration” means, in respect of a Take-Up Date, the Maximum Share Consideration multiplied by a fraction the numerator of which is the number of Units to be taken up on such Take-Up Date and the denominator of which is the Number of Units To Which The Bid Relates;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended;

“MI 62-104” means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended;

“Minimum Tender Condition” has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, “Conditions of the Offer”;

“Non-Resident Unitholder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on pink paper);

“Number of Units To Which The Bid Relates” means the number of Trust Units outstanding (on a fully-diluted basis) as of the date of the Offer minus the number of Trust Units owned, directly or indirectly, by Toromont and its affiliates as of the date of the Offer;

“Offer” means the offer to purchase Units made hereby to the Unitholders pursuant to the terms set forth herein;

“Offeror’s Notice” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units not Deposited — Compulsory Acquisition”;

“Option Plan” means the trust unit option plan adopted by Voting Unitholders on October 2, 2006, as amended as of April 7, 2009, and as ratified, approved and confirmed by the Voting Unitholders on April 7, 2009;

“Options” means the options granted pursuant to the Option Plan;

“OSA” means the Securities Act (Ontario), R.S.O. 1990, c. S.5, as amended;

“Permitted Distribution” means (i) for Trust Unitholders, the quarterly distribution of Enerflex, and (ii) for Exchangeable LP Unitholders, the corresponding quarterly non-interest bearing loans by Enerflex LP, in each case in respect of the fourth quarter of 2009 made in conformity and consistency in all respects with the quarterly distribution policies of Enerflex and Enerflex LP in effect as at the date hereof and having a record date for determination of the Unitholders entitled to receive such distribution or non-interest bearing loans, as applicable, that is prior to the Expiry Date, which quarterly distribution and non-interest bearing loans shall not exceed $0.30 per Unit (but which may be less than such amount);

“person” means an individual, general partnership, limited partnership, corporation, company, limited liability company, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, other legal representative and any other form of entity or organization;

“Purchased Units” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Qualified Offer” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units Not Deposited — Tax Efficient Subsequent Acquisition”;

“Qualified Unitholder” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units Not Deposited — Tax Efficient Subsequent Acquisition”;

“Regulations” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Resident Unitholder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada”;

“Rights” means, collectively, URP Rights and any ELP Rights, or, if the context so requires, either of them;

“Rights Certificates” means, collectively, URP Rights Certificates and ELP Rights Certificates, or, if the context so requires, either of them;

“Rights Plan” means the unitholder rights plan agreement dated as of September 27, 2006 between Enerflex and Computershare Investor Services Inc., as rights agent, as ratified, approved and confirmed by the Voting Unitholders on April 7, 2009 or any other unitholder rights plan of Enerflex, Enerflex LP or Enerflex GP in respect of Trust Units, Exchangeable LP Units or other securities;

“Rollover Option” means the option of a Unitholder to deposit Units to Toromont on a tax-deferred rollover basis for purposes of the Tax Act pursuant to an election under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation), as described in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, which option is available to a Unitholder that (a) is an Eligible Holder, (b) has elected the Share Alternative in the Letter of Transmittal, and (c) has elected the “Rollover Option” in the Letter of Transmittal;

“Rule 62-504” means Ontario Securities Commission Rule 62-504 — Take-Over Bids and Issuer Bids, as amended;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Separation Time” has the meaning ascribed thereto in the Rights Plan;

“Share Alternative” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“Soliciting Dealer” has the meaning ascribed thereto in Section 23 of the Circular, “Other Matters Related to the Offer — Financial Advisors and Soliciting Dealer Group”;

“Soliciting Dealer Group” has the meaning ascribed thereto in Section 23 of the Circular, “Other Matters Related to the Offer — Financial Advisors and Soliciting Dealer Group”;

“Special Resolutions” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units not Deposited — Special Resolutions”;

“Special Voting Unit” means the special voting unit of Enerflex;

“Special Voting Unitholder” means Computershare Trust Company of Canada, as the holder of the Special Voting Unit;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units not Deposited — Subsequent Acquisition Transaction”;

“subsidiary” means, with respect to a person, any person of which more than 50% of the outstanding securities ordinarily entitled to elect a majority of the board of directors, or the equivalent governing body, thereof (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and shall include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary;

“Take-Up Date” means a date upon which Toromont takes up Units under the Offer;

“Tax Act” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Efficient Subsequent Acquisition” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units Not Deposited — Special Resolutions”;

“Tax Proposals” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses”;

“TD” has the meaning ascribed thereto in Section 7 of the Circular, “Source of Funds”;

“TESA Amendment” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units Not Deposited — Special Resolutions”;

“TESA Expiry Date” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units Not Deposited — Tax Efficient Subsequent Acquisition”;

“TESA Notice” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units Not Deposited — Tax Efficient Subsequent Acquisition”;

“TESA Participant” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Units Not Deposited — Tax Efficient Subsequent Acquisition”;

“TFSA” has the meaning ascribed thereto in Section 20 of the Circular, “Eligibility for Investment”;

“Toromont” means Toromont Industries Ltd., a corporation existing under the federal laws of Canada;

“Toromont Shares” means the common shares of Toromont;

“Trust Unitholder” means a holder of Trust Units;

“Trust Units” means the trust units of Enerflex (excluding, for greater certainty, the Special Voting Unit), together, unless the context otherwise requires, with any associated URP Rights;

“TSX” means the Toronto Stock Exchange;

“Unitholder” means a holder of Trust Units or Exchangeable LP Units;

“Units” means, collectively, Trust Units and Exchangeable LP Units, or, if the context so requires, either of them;

“URP Rights” means the rights issued pursuant to the Rights Plan;

“URP Rights Certificates” means certificates representing URP Rights;

“US Securities Act” means the United States Securities Act of 1933, as amended;

“Voting Unitholders” means, collectively, Trust Unitholders and the Special Voting Unitholder;

“Voting Units” means, collectively, Trust Units and Special Voting Unit; and

“Waiting Period” has the meaning ascribed thereto in Section 17 of the Circular, “Regulatory Considerations — Competition Act”.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, capitalized terms used but not defined in the Offer have the respective meanings set out in the accompanying Glossary.

November 16, 2009

TO: THE HOLDERS OF TRUST UNITS AND EXCHANGEABLE LP UNITS

1.	The Offer

Toromont is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Units, other than any Units owned, directly or indirectly, by Toromont or its affiliates, including all Units issued after the date hereof but before the Expiry Time upon the exercise, exchange or conversion of any Convertible Securities, on the basis of, at the election of the Unitholder:

(a)	$13.50 in cash for each Unit (the “Cash Alternative”); or

(b)	0.5098 of a Toromont Share and $0.05 cash for each Unit (the “Share Alternative”),

in each case subject to pro ration as set forth below. The consideration payable under the Offer is in addition to any Permitted Distribution made by Enerflex or Enerflex LP to Unitholders. The Permitted Distribution has a maximum value of $0.30 per Unit. See Section 9 of the Offer, “Changes in Capitalization; Adjustments; Liens”.

The Offer is made only for Units and not for Convertible Securities. Any holder of Convertible Securities that wishes to accept the Offer must exercise, exchange or convert such Convertible Securities in order to obtain certificates representing Units sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have the certificates available for deposit prior to the Expiry Time or to otherwise comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”. In certain circumstances, the holders of Convertible Securities may be permitted to exercise, exchange or convert their Convertible Securities for Trust Units for the purpose of depositing such Trust Units under the Offer on the condition that such Trust Units are taken up under the Offer. See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal — Holders of Convertible Securities”.

Unitholders that have deposited their Units under the Offer will be deemed to have deposited the Rights associated with such Units. No additional payment will be made for Rights and no part of the consideration to be paid by Toromont for the Units will be allocated to the Rights.

Unitholders will not have dissent or appraisal rights in connection with the Offer.

Each Unitholder that wishes to accept the Offer may elect, in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, the Cash Alternative or the Share Alternative with respect to all of such Unitholder’s Units or may apportion such Unitholder’s Units between such consideration alternatives. A Unitholder that fails to elect the Cash Alternative or the Share Alternative in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, will be deemed to have elected the Share Alternative for all of such Unitholder’s Units deposited under the Offer.

If a Unitholder apportions its Units between the Cash Alternative and the Share Alternative and the number of Units subject to such Unitholder’s elections exceeds the number of Units deposited under the Offer by such Unitholder, then the number of Units in respect of which the Unitholder has elected the Cash Alternative will be reduced such that the number of Units in respect of which the Unitholder has made elections equals the number of Units deposited under the Offer by such Unitholder. If a Unitholder apportions its Units between the Cash Alternative and the Share Alternative and the number of Units subject to such Unitholder’s elections is less than the number of Units deposited under the Offer by such Unitholder, then the Unitholder will be deemed to have elected the Share Alternative in respect of that number of Units in respect of which the Unitholder failed to make a consideration election.

The maximum amount of cash payable by Toromont under the Offer is $299,541,429 and the maximum number of Toromont Shares issuable by Toromont under the Offer is 11,269,832 Toromont Shares (based on the number of Trust Units outstanding on a fully-diluted basis as at September 30, 2009). If all Unitholders deposited their Units to the Cash Alternative or all Unitholders deposited their Units to the Share Alternative, each Unitholder would be entitled to receive $6.775 in cash and 0.2549 of a Toromont Share for each Unit deposited, subject to adjustment for fractional shares.

The actual consideration to be received by a Unitholder for Units deposited under the Offer will be determined in accordance with the following:

(a)	the aggregate amount of cash that Toromont will be required to pay for Units acquired under the Offer on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration for such date; and

(b)	the aggregate number of Toromont Shares that Toromont will be required to issue for Units acquired under the Offer on any Take-Up Date shall not exceed the Maximum Take-Up Date Share Consideration for such date;

provided that:

(c)	if, on any Take-Up Date, the aggregate amount of cash otherwise payable to Unitholders electing the Cash Alternative in respect of Units being taken up on that date, together with the $0.05 per Unit payable (along with Toromont Shares) to Unitholders electing (or deemed to have elected) the Share Alternative in respect of Units being taken up on that date, is greater than the Maximum Take-Up Date Cash Consideration on that date, a Unitholder electing the Cash Alternative shall be entitled, for each Unit being taken up on that date in respect of which the Unitholder so elected, to receive:

(i)	cash in the amount equal to the result obtained by dividing (1) the Maximum Take-Up Date Cash Consideration on that date minus the $0.05 payable (along with Toromont Shares) to Unitholders electing (or deemed to have elected) the Share Alternative in respect of their Units being taken up on that date; by (2) the aggregate number of Units of all Unitholders being taken up on that date in respect of which the Unitholders elected the Cash Alternative; and

(ii)	that fraction of a Toromont Share equal to the product of: (1) one minus the fraction of a Unit determined by dividing the amount of cash determined pursuant to (c)(i) above by $13.50; and (2) 0.5117; and

(d)	if, on any Take-Up Date, the aggregate number of Toromont Shares otherwise issuable to Unitholders electing (or deemed to have elected) the Share Alternative in respect of Units being taken up on that date is greater than the Maximum Take-Up Date Share Consideration on that date, a Unitholder electing (or deemed to have elected) the Share Alternative shall be entitled, for each Unit being taken up on that date in respect of which the Unitholder so elected (or is deemed to have so elected), to receive:

(i)	that fraction of a Toromont Share equal to the product of: (1) one divided by the aggregate number of Units of all Unitholders being taken up on that date in respect of which the Unitholders elected or are deemed to have elected the Share Alternative; and (2) the Maximum Take-Up Date Share Consideration on that date; and

(ii)	cash in the amount equal to the product of: (1) one minus the result obtained by dividing the fraction of a Toromont Share determined pursuant to (d)(i) above by 0.5117; and (2) $13.50.

For greater certainty: (a) if a Unitholder elects the Cash Alternative and, as a result of the pro-rationing described above, receives any Toromont Shares, such Unitholder will be deemed to have received a proportionate amount of cash and Toromont Shares as consideration for each whole Unit deposited under the Offer by such Unitholder in respect of which the Unitholder elected the Cash Alternative; and (b) if a Unitholder elects the Share Alternative, such Unitholder will be deemed to have received a proportionate amount of Toromont Shares and cash (whether $0.05 per Unit or more as a result of the pro rationing described above) as consideration for each whole Unit deposited under the Offer by such Unitholder in respect of which the Unitholder elected the Share Alternative.

No fractional Toromont Shares will be issued under the Offer. Any Unitholder that would otherwise be entitled to receive a fractional Toromont Share will receive the applicable number of Toromont Shares, rounded down to the nearest whole number.

Unitholders that are Eligible Holders and that elect the Share Alternative, and that further elect the Rollover Option in the Letter of Transmittal, may, depending on the circumstances, make the necessary joint tax election with Toromont to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes. However, the Rollover Option may be withdrawn in certain circumstances. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Exchange of Trust Units for Cash and Toromont Shares — Circumstances in Which the Rollover Option May Be Withdrawn”.

No Toromont Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Toromont is satisfied that such Toromont Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Toromont in its sole discretion, Toromont Shares will not be delivered to or for the account or for the benefit of Ineligible US Unitholders.

Ineligible US Unitholders that would otherwise receive Toromont Shares in exchange for their Units may, at the sole discretion of Toromont, have such Toromont Shares issued on their behalf to a selling agent, which shall, as agent for such Unitholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Toromont Shares on their behalf through the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. Each Unitholder for whom Toromont Shares are sold by the selling agent will receive an amount equal to such Unitholder’s pro rata interest in the net proceeds of sales of all Toromont Shares so sold by the selling agent. In effecting the sale of any Toromont Shares, the selling agent will, except as provided above, exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price for such Toromont Shares. Neither Toromont, nor the Depositary, nor the selling agent will be liable for any loss arising out of any sale of such Toromont Shares relating to the manner or timing of such sales, the date or dates of such sales or the prices at which Toromont Shares are sold, or otherwise (except for gross negligence or wilful misconduct). The sale price of the Toromont Shares sold on behalf of such persons will fluctuate with the market price of the Toromont Shares, and no assurance can be given that any particular price will be received upon such sale.

All Ineligible US Unitholders must notify their broker, financial advisor, financial institution or other nominee through which their Units are held of their status as an Ineligible US Unitholder. Failure by an Ineligible US Unitholder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Units are held of such Unitholder’s status as an Ineligible US Unitholder prior to the Expiry Time will be deemed to be a certification that such Unitholder is not a resident of a US state who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Unitholder is a resident. Any Unitholder in the United States that deposits Units using a Letter of Transmittal that does not indicate whether such Unitholder is an Ineligible US Unitholder will be deemed to have certified that such Unitholder is not an Ineligible US Unitholder.

All cash payable under the Offer will be denominated in Canadian dollars.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Unitholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Toromont may, in Toromont’s sole discretion, take such action as Toromont may deem necessary to extend the Offer to Unitholders in any such jurisdiction.

Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Units directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Toromont Shares on behalf of Ineligible US Unitholders through the facilities of the TSX).

Unitholders whose Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Units.

The Canadian tax consequences to Exchangeable LP Unitholders of depositing their Exchangeable LP Units under the Offer or exercising the exchange feature of such securities and depositing under the Offer the Trust Units received upon such exchange may be different. Exchangeable LP Unitholders should consult their tax advisors for advice with respect to the manner in which they should deposit their Exchangeable LP Units under the Offer. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

2.	Time for Acceptance

The Offer is open for acceptance during the period commencing on the date hereof and ending at 8:00 p.m. (Toronto time) on January 7, 2010, or such later time or times and date or dates as may be fixed by Toromont from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by Toromont.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office specified in the Letter of Transmittal (printed on yellow paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)	the certificate(s) representing the Units in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer, or a manually signed facsimile thereof, properly completed and executed in accordance with the instructions set out in the Letter of Transmittal; and

(c)	all other documents required by the instructions set out in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents before the Expiry Time. Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, and in certain other circumstances as set out in the Letter of Transmittal, (i) the accompanying certificate(s) representing the Units must be endorsed or be accompanied by an appropriate unit transfer power of attorney, in either case, duly and properly completed by the registered holder(s), and (ii) the signature(s) on the endorsement panel or unit transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

Trust Unitholders

Unless waived by Toromont, Trust Unitholders are required to deposit under the Offer one URP Right for each Trust Unit deposited under the Offer in order to effect a valid deposit of such Trust Unit. If the Separation Time does not occur prior to the applicable Effective Time, a deposit of Trust Units will also constitute a deposit of the associated URP Rights. If the Separation Time occurs prior to the applicable Effective Time and URP Rights Certificates are distributed by Enerflex to Trust Unitholders prior to the applicable Effective Time, in order for the Trust Units to be validly deposited under the Offer, URP Rights Certificates representing URP Rights equal in number to the number of Trust Units deposited under the Offer must be delivered to the Depositary prior to the applicable Effective Time (including by using the guaranteed delivery procedure described below and in the Notice of Guaranteed Delivery). If the Separation Time occurs prior to the applicable Effective Time and URP Rights Certificates are not distributed prior to the applicable Effective Time, in order for the Trust Units to be validly deposited under the Offer, the Trust Unitholder must deposit its URP Rights prior to receiving URP Rights Certificates, which can be accomplished by using the guaranteed delivery procedure described below and in the Notice of Guaranteed Delivery. In any case, a deposit of Trust Units constitutes an irrevocable agreement (subject only to the withdrawal rights in respect of Trust Units described herein or available at Law) by the signatory to deliver URP Rights Certificates representing URP Rights equal in number to the number of Trust Units deposited under the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that URP Rights Certificates are distributed. Toromont reserves the right, if the Separation Time occurs before the applicable Effective Time, to require that prior to taking up any Units for payment under the Offer, the Depositary receive URP Rights Certificates from a Trust Unitholder representing URP Rights equal in number to the number of Trust Units deposited by such Trust Unitholder.

Participants of CDS or DTC should contact CDS or DTC, respectively, with respect to the deposit of their Trust Units under the Offer. CDS and DTC will be issuing instructions to their respective participants as to the method of depositing such Trust Units under the terms of the Offer. In addition, Units and, if applicable, Rights Certificates, may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” and Trust Units may be deposited under the Offer in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book-Entry Transfer”.

Exchangeable LP Unitholders

Unless waived by Toromont, Exchangeable LP Unitholders are required to deposit under the Offer that number of ELP Rights, if any, issued per Exchangeable LP Unit for each Exchangeable LP Unit deposited under the Offer in order to effect a valid deposit of such Exchangeable LP Unit. If any ELP Rights are issued to Exchangeable LP Unitholders prior to the applicable Effective Time and ELP Rights Certificates are distributed to Exchangeable LP Unitholders prior to the applicable Effective Time, in order for the Exchangeable LP Units to be validly deposited under the Offer, ELP Rights

Certificates representing that number of ELP Rights issued in respect of the Exchangeable LP Units deposited under the Offer must be delivered to the Depositary prior to the applicable Effective Time (including by using the guaranteed delivery procedure described below and in the Notice of Guaranteed Delivery). If any ELP Rights are issued to Exchangeable LP Unitholders prior to the applicable Effective Time but ELP Rights Certificates are not distributed to Exchangeable LP Unitholders prior to the applicable Effective Time, in order for the Exchangeable LP units to be validly deposited under the Offer, the Exchangeable LP Unitholder must deposit its ELP Rights before receiving ELP Rights Certificates, which can be accomplished by using the guaranteed delivery procedure described below and in the Notice of Guaranteed Delivery. In any case, a deposit of Exchangeable LP Units constitutes an irrevocable agreement (subject only to the withdrawal rights in respect of Exchangeable LP Units described herein or available at Law) by the signatory to deliver ELP Rights Certificates representing ELP Rights equal in number to the number of ELP Rights issued per Exchangeable LP Unit deposited under the Offer to the Depositary on or before the third business day after the date, if any, that ELP Rights Certificates are distributed. Toromont reserves the right, if any ELP Rights are issued to Exchangeable LP Unitholders before the applicable Effective Time, to require that prior to taking up any Units for payment under the Offer, the Depositary receive ELP Rights Certificates from an Exchangeable LP Unitholder representing ELP Rights equal in number to the number of ELP Rights issued per Exchangeable LP Unit deposited by such Exchangeable LP Unitholder.

Holders of Convertible Securities

The Offer is made only for Units and not for Convertible Securities. Any holder of Convertible Securities that wishes to accept the Offer must exercise, exchange or convert such Convertible Securities in order to obtain certificates representing Units sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have the certificates available for deposit prior to the Expiry Time or to otherwise comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The Deed of Trust permits holders of Options to conditionally exercise their Options for Trust Units for the purpose of depositing such Trust Units under the Offer on the condition that such Trust Units are taken up under the Offer, unless the terms and conditions attaching to the Options prohibit such conditional exercise. If a holder of Options elects to conditionally exercise its Options for Trust Units for the purpose of depositing such Trust Units under the Offer, the deposit of one or more certificates issued by Enerflex indicating that the underlying Trust Units are issuable upon and subject to the completion of the Offer, together with a Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, and all other documents required by the instructions set out in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, in each case, as described more fully in this Section 3 will be good delivery under the Offer. Upon the take-up of, and payment for, the Trust Units issuable upon the conditional exercise of Options, the former holder of such Options will cease to have any rights as a holder of Options or Trust Units. Holders of Options that wish to conditionally deposit their Options under the Offer should contact the administrator under the Option Plan.

If any holder of Convertible Securities does not exercise, exchange or convert its Convertible Securities prior to the Expiry Time, the Convertible Securities will remain outstanding following the Expiry Time in accordance with the terms and conditions of such Convertible Securities, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 9 of the Circular, “Acquisition of Units not Deposited”.

Procedure for Guaranteed Delivery

If a Unitholder wishes to deposit Units under the Offer and either (a) the certificate(s) representing the Units is (are) not immediately available, or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Units nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(i)	the deposit is made by or through an Eligible Institution;

(ii)	a Notice of Guaranteed Delivery (printed on pink paper), in the form accompanying the Offer, properly completed and executed, or a manually executed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office specified in the Notice of Guaranteed Delivery;

(iii)	in the case of Trust Units, the certificate(s) representing all deposited Trust Units, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the applicable Effective Time, and:

(A)	if the Separation Time has occurred before such Effective Time and URP Rights Certificates have been distributed to Trust Unitholders before such Effective Time, the URP Rights Certificate(s) representing all deposited URP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after such Effective Time; or

(B)	if the Separation Time has occurred before such Effective Time but URP Rights Certificates have not been distributed to Trust Unitholders before such Effective Time, the URP Rights Certificate(s) representing all deposited URP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with instructions set out in the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after URP Rights Certificates are distributed to Trust Unitholders; and

(iv)	in the case of Exchangeable LP Units, the certificate(s) representing all deposited Exchangeable LP Units, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the applicable Effective Time, and:

(A)	if any ELP Rights have been issued, and ELP Rights Certificates have been distributed in respect thereof, to Exchangeable LP Unitholders before such Effective Time, the ELP Rights Certificate(s) representing all deposited ELP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after such Effective Time; or

(B)	if any ELP Rights have been issued, but ELP Rights Certificates have not been distributed in respect thereof, to Exchangeable LP Unitholders before such Effective Time, the ELP Rights Certificate(s) representing all deposited ELP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with instructions set out in the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third business day after ELP Rights Certificates are distributed to Exchangeable LP Unitholders.

If a Unitholder delivers a Notice of Guaranteed Delivery in respect of Units deposited with a subsequent Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in such subsequent Letter of Transmittal.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

If the Separation Time occurs, or ELP Rights are distributed, before the applicable Effective Time, Unitholders depositing Units using a Letter of Transmittal can deposit the applicable Rights using the guaranteed delivery procedure described above and in the Notice of Guaranteed Delivery, which, shall apply, mutatis mutandis, to any such deposit.

Acceptance by Book-Entry Transfer

Only Trust Unitholders may accept the Offer using the procedures for book-entry transfer described below.

Trust Unitholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Trust Unitholder’s Trust Units into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Trust Units to the Depositary by means of a book-entry transfer will constitute a valid deposit under the Offer.

Trust Unitholders that, through their respective CDS participants, utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid deposit in accordance with the terms of the Offer.

Trust Unitholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as defined below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has entered into an ATOP (Automated Tender Offer Program) agreement with DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to deliver an Agent’s Message of the book-entry transfer of a Trust Unitholder’s Trust Units to the Depositary in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Trust Units may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof or a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Units which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that Toromont may enforce such agreement against such participant.

General

The Offer will be deemed to be accepted by a Unitholder only if the Depositary has actually received the requisite documents at the location, and at or prior to the time, specified in the Letter of Transmittal. In all cases, payment for the Units deposited and taken up by Toromont will be made only after timely receipt by the Depositary of: (a) the certificate(s) representing the Units (or a Book-Entry Confirmation for the Trust Units, as applicable) and, if applicable, Rights Certificates; (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Units with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (or, in the case of Trust Units deposited using the procedures for book-entry transfer established by DTC, an Agent’s Message); and (c) all other required documents.

The method of delivery of certificate(s) representing Units and, if applicable, Rights Certificates, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing such documents. Toromont recommends that such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

Unitholders whose Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Units.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Units deposited under the Offer will be determined by Toromont in its sole discretion. Depositing Unitholders agree that such determination will be final and binding. Toromont reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the applicable Laws of any jurisdiction. Toromont reserves the absolute right to waive any defects or irregularities in the deposit of any Units. There shall be no duty or obligation of Toromont, the Depositary, the Information Agent, the Dealer Managers or any other person to give notice of any defect or irregularity in any deposit of any Units or any notice of withdrawal and, in each case, no liability shall be incurred or suffered by any of them for failure to give any such notice. Toromont’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. Toromont reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Under no circumstances will interest accrue, or any amount be paid by Toromont or the Depositary, by reason of any delay in exchanging any Units or in making payments for any Units to any person on account of Units accepted for payment under the Offer.

Distributions

Subject to the terms and conditions of the Offer, by accepting the Offer pursuant to the procedures set out herein, a Unitholder deposits, sells, assigns and transfers to Toromont all right, title and interest in and to the Units covered by the Letter of Transmittal (or book-entry transfer, as applicable) and not at such time validly withdrawn (“Deposited Units”) and in and to all rights and benefits arising from such Deposited Units, including, without limitation, any and all dividends, distributions (including non-interest bearing loans to Exchangeable LP Unitholders but excluding any Permitted Distribution), payments, securities, property or other interests (including the Rights) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Units or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”). The whole of any and all Distributions will be received and held by the depositing Unitholder for the account of Toromont in accordance with the terms described in Section 9 of the Offer, “Changes in Capitalization; Adjustments; Liens”.

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Trust Units deposited by book-entry transfer, the making of a book-entry transfer) irrevocably constitutes, appoints and authorizes, effective at and after the time (the “Effective Time”) that Toromont takes up the Deposited Units covered by such Letter of Transmittal (which Deposited Units upon being taken up are, together with any Distributions thereon, hereinafter referred to as “Purchased Units”), Toromont, each director and officer of Toromont and any other person designated by Toromont in writing, as the true and lawful agent, attorney and attorney-in-fact of the depositing Unitholder with respect to such Purchased Units (including any Distributions), with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Unitholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Units (including any Distributions to the extent consisting of securities) on the appropriate registers maintained by or on behalf of Enerflex, Enerflex LP or such other applicable entity;

(b)	to exercise any and all rights in respect of such Purchased Units (including any Distributions) including, without limitation, the right to vote any and all of such Purchased Units (including any Distributions), the right to execute and deliver, as and when requested by Toromont, any and all instruments of proxy, authorizations, requisitions, resolutions (whether in writing or otherwise and including any counterparts thereof), consents and directions in form and on terms satisfactory to Toromont in respect of any or all Purchased Units (including any Distributions), the right to revoke any such instruments, authorizations, requisitions, resolutions, consents or directions given prior to or after the Effective Time, and the right to designate in any such instruments, authorizations, requisitions, resolutions, consents and directions any person or persons as the proxy of such Unitholder in respect of such Purchased Units (including any Distributions) for all purposes including, without limitation, in connection with any meeting(s) (whether annual, special or otherwise, or any adjournment(s) or postponement(s) thereof) or resolution(s) (in writing or otherwise and including, without limitation, the Special Resolutions) of holders of relevant securities of Enerflex, Enerflex LP or such other applicable entity (including, without limitation, any meeting to consider, or any resolution to authorize, a Subsequent Acquisition Transaction);

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Unitholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Unitholder and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of such Unitholder in respect of such Distributions for all purposes; and

(d)	to exercise any other rights of a Unitholder with respect to such Purchased Units (including any Distributions).

In addition, the execution of a Letter of Transmittal (or, in the case of Trust Units deposited by book-entry transfer, the making of a book-entry transfer) irrevocably approves, and irrevocably constitutes, appoints and authorizes, effective at and after the Expiry Time, Toromont, each director and officer of Toromont and any other person designated by Toromont in writing, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Deposited Units with respect to the Deposited Units and any Distributions, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Unitholder to vote, execute and deliver any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including any counterparts thereof), consents or directions, in form and on terms satisfactory to Toromont, approving, or otherwise in respect of, the Special Resolutions. See Section 9 of the Circular, “Acquisition of Units not Deposited”. The power of attorney granted to Toromont in the Letter of Transmittal to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents and directions in respect of the Special Resolutions may be used and relied upon by Toromont only if it intends to proceed with the take-up and payment for the Deposited Units.

A Unitholder also agrees, pursuant to the terms of the Letter of Transmittal (including by book-entry transfer), that it has revoked any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by such Unitholder at any time with respect to the Deposited Units or any Distributions, and that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Units or any Distributions by or on behalf of the depositing Unitholder unless the Deposited Units are not taken up and paid for in accordance with the terms of the Offer or are withdrawn in accordance with Section 8 of the Offer, “Withdrawal of Deposited Units”.

A Unitholder also agrees, pursuant to the terms of the Letter of Transmittal (including by book-entry transfer), not (without Toromont’s prior express written consent) to vote any of the Purchased Units (including any Distributions) at any meeting (whether annual, special or otherwise or any adjournment(s) or postponement(s) thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction or the Special Resolutions) of holders of relevant securities of Enerflex, Enerflex LP or such other entity, as applicable, and not (without Toromont’s prior express written consent) to exercise any of the other rights or privileges attached to the Purchased Units (including any Distributions), and agrees to execute and deliver to Toromont any and all instruments of proxy, authorizations, requisitions, resolutions (whether in writing or otherwise and including counterparts thereof), consents and directions in respect of all or any of the Purchased Units (including any Distributions), and agrees to appoint in any such instruments, authorizations, requisitions, resolutions, consents and directions the person or persons specified by Toromont as the proxy of the holder of the Purchased Units (including any Distributions), with full power of substitution and acknowledges that, upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Units (including any Distributions) with respect thereto will be revoked and (without Toromont’s prior express written consent) no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Unitholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of Toromont, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Units (including any Distributions) to Toromont, and acknowledges that each authority conferred therein or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement; Unitholder’s Representations and Warranties

The deposit of Units under the Offer will constitute a binding agreement between the depositing Unitholder accepting the Offer and Toromont, upon the terms and subject to the conditions of the Offer and the Letter of Transmittal. Such agreement includes a representation and warranty by the depositing Unitholder that: (a) the person signing the Letter of Transmittal, or on whose behalf a book-entry transfer is made, has full power and authority to deposit, sell, assign and transfer the Deposited Units and all rights and benefits arising from such Deposited Units, including, without limitation, any Distributions; (b) the person signing the Letter of Transmittal, or on whose behalf a book-entry transfer is made, owns the Deposited Units and any Distributions deposited under the Offer; (c) the Deposited Units and the Distributions

deposited under the Offer have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Units or the Distributions deposited under the Offer, to any other person; (d) the deposit of the Deposited Units and the Distributions deposited under the Offer complies with applicable Laws; and (e) when the Deposited Units and the Distributions deposited under the Offer are taken up and paid for by Toromont, Toromont will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Laws, Toromont will have the right to withdraw or terminate the Offer and not take up and pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Units deposited under the Offer if any of the following conditions are not satisfied or waived by Toromont at or prior to the Expiry Time:

(a)	there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Trust Units which constitutes: (i) together with the Trust Units owned by Toromont and its affiliates, at least 66 2/3% of the outstanding Trust Units (on a fully-diluted basis); and (ii) at least a majority of the Trust Units (on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination pursuant to MI 61-101 (together, the “Minimum Tender Condition”);

(b)	Toromont shall have determined that, on terms satisfactory to Toromont, in its sole discretion: (i) no Rights Plan does or will adversely affect Toromont or the Offer (either before or after consummation of the Offer) or any Compulsory Acquisition or Subsequent Acquisition Transaction; (ii) the directors of Enerflex GP shall have redeemed all outstanding Rights or waived the application of the Rights Plan to the purchase of Units by Toromont under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction and deferred indefinitely the Separation Time in respect of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (iii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of Rights or the issue of any Units upon the exercise of Rights in relation to the purchase of Units by Toromont under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect; (iv) a court of competent jurisdiction shall have made a final and non-appealable order that the Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; or (v) the Rights and the Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Units with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(c)	all approvals, waiting or suspensory periods (and any extensions thereof), consents, orders, rulings and exemptions of any Governmental Entity (including Competition Act Approval) that are, as determined by Toromont, in its sole discretion, necessary or advisable to complete the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Toromont, in its sole discretion;

(d)	the Toromont Shares to be issued under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall have been conditionally approved for listing on the TSX on terms satisfactory to Toromont, in its sole discretion;

(e)	Toromont shall have determined, in its sole discretion, that (x) no act, action, suit, investigation or proceeding shall have been taken or threatened or be pending before or by any Government Entity or by any elected or appointed public official or private person or entity, and (y) no Law shall exist or have been proposed, enacted, entered, promulgated, amended or applied, in either case, unless the same is acceptable to Toromont in its sole discretion:

(i)	challenging the Offer or Toromont’s ability to maintain the Offer;

(ii)	which has or may have the effect, directly or indirectly, of cease trading, making illegal, enjoining, prohibiting, preventing, restraining, limiting, delaying or imposing limitations or conditions on: (A) the making or consummation of the Offer, (B) the take-up or acquisition by, or the sale to, Toromont of Units; (C) the delivery of cash or issue and delivery of Toromont Shares, in each case as consideration for Units taken up or acquired by Toromont; (D) the ability of Toromont to acquire, own or hold, or exercise full rights of ownership in respect of, any Units or business or assets of Enerflex or its affiliates; (E) the ownership or operation or effective control by Toromont of any portion of the business or assets of Enerflex or its affiliates; or (F) the ability of Toromont and its affiliates to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(iii)	which, if the Offer were consummated, could reasonably be expected to have a Material Adverse Effect on Enerflex or Toromont;

(iv)	which seeks to compel Toromont or its affiliates to dispose of or hold separate any material portion of the business or assets of Enerflex or any of its affiliates;

(v)	which seeks to obtain from Toromont or Enerflex or any of their respective affiliates any material damages, fees, levies or penalties directly or indirectly in connection with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

(vi)	which may diminish or impair the expected economic value to Toromont of the acquisition of Enerflex or its affiliates or their respective business or assets or otherwise make it inadvisable for Toromont to proceed with the Offer and/or with the taking up of and paying for Units under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction; or

(vii)	which may make uncertain the ability of Toromont and its affiliates to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(f)	there shall not exist any prohibition under any Law against Toromont making the Offer, taking up and paying for any Units deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(g)	there shall not have occurred, developed or come into effect or existence: (i) any event, action, state, condition or financial occurrence of national or international consequence, or any escalation or worsening thereof; (ii) any natural disaster or any act of terrorism, sabotage, military action, police action or war (whether or not declared), or any escalation or worsening thereof; (iii) any other calamity or crisis, or any escalation or worsening thereof; or (iv) any Law, action, inquiry or other occurrence of any nature whatsoever, which Toromont has determined, in its sole discretion, adversely affects, or could reasonably be expected to adversely affect, the financial or banking markets in Canada, the United States or internationally generally, or the financial condition, business, operations, assets, affairs or prospects of Toromont or Enerflex or any of their respective affiliates, in each case unless the same is acceptable to Toromont in its sole discretion;

(h)	Toromont shall have determined, in its sole discretion, that none of Enerflex, its affiliates or any of their respective trustees, directors, officers or general partners or any third party has taken or proposed to take any action, failed to take any action, or publicly disclosed an intention to take any action, and Toromont shall not have otherwise learned of any previous action taken by Enerflex or any of such other persons which had not been publicly disclosed prior to November 11, 2009, which has or could reasonably be expected to have the effect of diminishing or impairing the expected economic value to Toromont of the acquisition of Enerflex or its affiliates or their respective business and assets or otherwise making it inadvisable or impossible for Toromont to proceed with the Offer and/or with the taking up of and paying for Units under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction, in each case unless the same is acceptable to Toromont in its sole discretion;

(i)	Toromont shall have determined, in its sole discretion, that no change, condition, development, event, occurrence or set of facts or circumstances shall have occurred that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Enerflex, other than a change, condition, development, event, occurrence or set of facts or circumstances that was disclosed generally by Enerflex by way of press release and material change report prior to November 11, 2009;

(j)	Toromont shall not have become aware of any material misstatement, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Enerflex with any securities regulatory authority in Canada or elsewhere or any applicable stock exchange, in each case, unless the same is acceptable to Toromont, in its sole discretion, and Enerflex shall have filed all documents required by Laws to be filed with any such securities regulatory authority, in each case unless the same is acceptable to Toromont in its sole discretion;

(k)	Toromont shall have determined, in its sole discretion, that neither Enerflex nor its affiliates shall have entered into or effected any agreement, transaction or reorganization since November 11, 2009 (or prior thereto, if it had not been publicly disclosed prior to November 11, 2009) that has or could reasonably be expected to have the effect of diminishing or impairing the expected economic value to Toromont of the acquisition of Enerflex or its affiliates or their respective business or assets or otherwise making it inadvisable for Toromont to proceed with the Offer and/or with the taking up of and paying for Units under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limitation: (i) any issuance of securities or options or rights to purchase securities of Enerflex or any of its affiliates (other than any issuance of Trust Units upon the exercise, exchange or conversion of Convertible Securities or Exchangeable LP Units outstanding on September 30, 2009 in accordance with their respective terms); (ii) any Distributions (which, for greater certainty, excludes the Permitted Distribution), including declaring, setting aside, making or paying same; (iii) any agreement, arrangement or understanding relating to the sale or disposition of, or other dealing with, any business or assets of Enerflex or its affiliates or any part thereof or interest therein or relating to the rights of Enerflex or any of its affiliates to manage, operate or control the conduct of its business or assets or any part thereof, in each case other than in the ordinary course of business; (iv) any amendment to, or waiver of, any provision of the Deed of Trust, the Enerflex LP Agreement, the articles, by-laws or other constating documents of any affiliates of Enerflex or any instrument or document governing the securities of Enerflex, Enerflex LP or any of their respective affiliates; (v) entering into, modifying or terminating of any agreements or arrangements of Enerflex or its affiliates or their respective trustees, directors, officers or employees, including, without limitation, employment, change in control, severance compensation or similar agreements, except for such agreements or arrangements are entered into, modified or terminated in the ordinary course of business consistent with past practice with employees who are not directors or officers; (vi) making any grants or awards to any trustee, director, officer or employee of Enerflex or any of its affiliates pursuant to any Incentive Plan, other than such grants or awards made in the ordinary course of business consistent with past practice to employees who are not directors or officers; (vii) except as required by applicable Law, instituting, cancelling or modifying any agreements, arrangements or plans to provide for increased or extended benefits to one or more employees, consultants or directors of Enerflex or any of its affiliates, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular; (viii) any amendment to any material contract of Enerflex, Enerflex LP or their respective affiliates; (ix) any other transaction that is not in the ordinary course of business; or (x) any proposal, plan, intention or agreement to do any of the foregoing, in each case unless the same is acceptable to Toromont in its sole discretion;

(l)	without limiting the generality of (k), Toromont shall have determined, in its sole judgment, that: (i) there have not been any increases in the compensation paid or payable by Enerflex or any of its affiliates to their respective trustees, directors, officers or employees since October 15, 2009, including salary and bonus (other than customary salary increases and bonuses, in each case made or paid in the ordinary course consistent with past practice, for employees who are not directors or officers); and (ii) Enerflex has publicly disclosed all material terms of any agreement or arrangement with any trustee, director or officer of, or group of employees of, Enerflex or any of its affiliates with respect to change of control or severance arrangements, including the amount of any severance or termination payments payable thereunder, in each case unless the same is acceptable to Toromont in its sole discretion;

(m)	Toromont shall have determined, in its sole discretion, that none of the following exists or has occurred (which has not been cured or waived to Toromont’s satisfaction) or has been threatened: (i) any right, franchise, permit or licence of Enerflex or any of its affiliates has been or may be impaired or otherwise adversely affected (whether as a result of the making of the Offer, taking up of and paying for Units under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction, or otherwise); or (ii) any covenant, term or condition of any of the instruments or agreements of Enerflex or its affiliates exists which, in either case, might reasonably be expected to have the effect of diminishing or impairing the expected economic value to Toromont of the acquisition of Enerflex or its affiliates or their respective business or assets or otherwise making it inadvisable for Toromont to proceed with the Offer and/or with the taking up of and paying for Units under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right or pricing change that may ensue as a result of Toromont completing the Offer, taking up and paying for Units under the Offer, or proceeding with a Compulsory Acquisition or a Subsequent Acquisition Transaction), in each case unless the same is acceptable to Toromont in its sole discretion; and

(n)	Toromont (directly or through any affiliate) shall not have entered into an agreement with Enerflex which contemplates the acquisition, directly or indirectly, of all of the Trust Units or Units, or all or substantially all of the assets of Enerflex and its affiliates, in a single transaction approved by Trust Unitholders or Voting Unitholders, as applicable.

The foregoing conditions are for the sole benefit of Toromont and may be asserted by Toromont regardless of the circumstances (including any action or inaction by Toromont or any of its affiliates) giving rise to any such condition. Toromont may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Toromont may have. The failure by Toromont at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the termination or withdrawal of the Offer will be effective upon written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) by Toromont to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, Toromont will make a public announcement of such waiver, termination or withdrawal and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice to all Unitholders in the manner set forth in Section 10 of the Offer, “Notices and Delivery”. If the Offer is withdrawn, Toromont will not be obligated to take up or pay for any Units deposited under the Offer and the Depositary will promptly return all certificates representing Deposited Units, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the persons by whom they were deposited.

5.	Extension, Variation or Change in the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in Toromont’s sole discretion unless the Offer is withdrawn by Toromont.

Subject to the limitations hereafter described, Toromont reserves the right in its sole discretion at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws) to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all registered Unitholders whose Units have not been taken up prior to the extension or variation. Toromont shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied, the Offer will not expire before 10 days after the notice of such variation has been given to the Unitholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by any Governmental Entities.

If, prior to the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of Toromont or of an affiliate of Toromont unless it is a change in a material fact relating to the Toromont Shares), Toromont will promptly: (a) make a public announcement of the change in information to the extent and in the manner required by applicable Laws; and (b) give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all Unitholders whose Units have not been taken up under the Offer at the date of the occurrence of the change. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by Toromont if all of the terms and conditions of the Offer, except those waived by Toromont, have been fulfilled or complied with, unless Toromont first takes up all Units deposited under the Offer and not withdrawn.

During any extension, or in the event of any variation of the Offer or change in information, all Units previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Toromont in accordance with the terms hereof, subject to Section 8 of the Offer, “Withdrawal of Deposited Units”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by Toromont of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If, prior to the Expiry Time, the consideration being offered for the Units under the Offer is increased, such increased consideration will be paid to each depositing Unitholder whose Units are taken up under the Offer, whether or not such Units were taken up before the increase.

6.	Take-Up of and Payment for Deposited Units

If all of the conditions referred to in Section 4 of the Offer, “Conditions of the Offer”, have been fulfilled or waived by Toromont at or prior to the Expiry Time, Toromont will take up and pay for Units validly deposited under the Offer and not properly withdrawn not later than 10 days after the Expiry Time. Any Units taken up will be paid for promptly, and in any event not more than three business days after taking up such Units. Subject to applicable Laws, any Units deposited under the Offer after the first date on which Units have been taken up and paid for by Toromont under the Offer but prior to the Expiry Time will be taken up and paid for within 10 days of such deposit.

Toromont will be deemed to have taken up and accepted for payment Units validly deposited and not properly withdrawn under the Offer if, as and when Toromont gives written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition to the effectiveness of the notice) to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Laws, Toromont expressly reserves the right, in its sole discretion, to delay taking up and paying for any Units or to, on or after the initial Expiry Time, withdraw or terminate the Offer and not take up or pay for any Units, if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not fulfilled or waived by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. Toromont also expressly reserves the right, in its sole discretion, to delay taking up and paying for Units in order to comply, in whole or in part, with any applicable Laws or governmental regulatory approval. Toromont will not, however, take up and pay for any Units deposited under the Offer unless it simultaneously takes up and pays for all Units then validly deposited under the Offer and not withdrawn.

Toromont will pay for Units validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient share certificates representing the Toromont Shares and sufficient funds for transmittal to depositing Unitholders, subject to the maximum amounts described in Section 1 of the Offer, “The Offer”. Under no circumstances will interest accrue, or be paid by Toromont or the Depositary to persons depositing Units, on the purchase price of Units purchased by Toromont, regardless of any delay in making payments for Units.

The Depositary will act as the agent of persons who have deposited Units in acceptance of the Offer for the purposes of receiving payment from Toromont and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Units under the Offer.

Settlement with each person who has deposited (and not withdrawn) Units under the Offer will be made by the Depositary forwarding a share certificate representing the Toromont Shares (or, in the case of Trust Units deposited by book-entry transfer, crediting the Toromont Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made) and/or issuing, or causing to be issued, a cheque (except for payments in excess of $25 million, which will be made by wire transfer (as set out in the Letter of Transmittal)) in the amount to which the person depositing Units is entitled. All payments under the Offer will be made in Canadian dollars.

Unless otherwise directed in the Letter of Transmittal, the share certificate (or, in the case of Trust Units deposited by book-entry transfer, the credit of Toromont Shares) and/or the cheque will be issued in the name of the registered holder of the Units so deposited. Unless the person depositing the Units instructs the Depositary to hold the share certificate and/or the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the share certificate (except in the case of Trust Units deposited by book-entry transfer) and/or the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the share certificate and/or the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of

Enerflex or Enerflex LP, as applicable. Share certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, Toromont may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Unitholder.

Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Units directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Toromont Shares on behalf of Ineligible US Unitholders through the facilities of the TSX).

7.	Return of Deposited Units

Any Deposited Units that are not taken up and paid for by Toromont pursuant to the terms and conditions of the Offer for any reason will be returned, at Toromont’s expense, to the depositing Unitholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer by either: (a) sending certificates representing the Units and, if applicable, Rights Certificates not purchased by first class insured mail to the address of the depositing Unitholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Enerflex or Enerflex LP, as applicable; or (b) in the case of Trust Units deposited by book-entry transfer, pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, crediting such Units to the account at CDS or DTC, as applicable, from which such book-entry transfer was made.

8.	Withdrawal of Deposited Units

Except as otherwise stated in this Section 8 or as otherwise required by applicable Laws, all deposits of Units under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Units deposited in acceptance of the Offer may, however, be withdrawn by or on behalf of the depositing Unitholder:

(a)	at any time before the Units have been taken up by Toromont under the Offer;

(b)	if the Units have not been paid for by Toromont within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of Toromont or an affiliate of Toromont unless it is a change in a material fact relating to the Toromont Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Units where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable Governmental Entities) and only if such deposited Units have not been taken up by Toromont at the date of the notice.

Withdrawals of Units deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Unitholder and must be actually received by the Depositary at the place of deposit of the applicable Units (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal must (a) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy, (b) be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Units which are to be withdrawn, and (c) specify such person’s name, the number of Units to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Units to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Units deposited for the account of an Eligible Institution.

Alternatively, if Trust Units have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Trust Units and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Units deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of a properly completed and executed written notice of withdrawal.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by Toromont, in its sole discretion, and such determination will be final and binding. None of the Depositary, Toromont, the Information Agent, the Dealer Managers or any other person shall be under any duty or obligation to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If Toromont extends the period of time during which the Offer is open, is delayed in taking up or paying for Units or is unable to take up or pay for Units for any reason, then, without prejudice to Toromont’s other rights, Units deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of Toromont and such Units may not be withdrawn except to the extent that depositing Unitholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any Units withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Unitholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 28 of the Circular, “Statutory Rights”.

9.	Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Offer, either of Enerflex or Enerflex LP should divide, combine, reclassify, consolidate, convert or otherwise change any of the Trust Units or Exchangeable LP Units, respectively, or its respective capitalization or disclose that it has taken or intends to take any such action, then Toromont may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change. See Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Units (including any Distributions) acquired under the Offer will be transferred by the Unitholder and acquired by Toromont free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom.

If, on or after the date of the Offer, Enerflex or Enerflex LP should declare, allot, reserve, pay, accrue, issue, distribute, set aside, make or transfer any Distribution or payment on or with respect to any Unit, which is or are payable or distributable to a Unitholder of record on a record date that is prior to the time that the Units that such Unitholder deposited to the Offer are transferred into the name of Toromont or its nominees or transferees on the appropriate registers maintained by or on behalf of Enerflex or Enerflex LP, as applicable, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of Distributions in the form of cash (including non-interest bearing loans to Exchangeable LP Unitholders), the amount of the Distributions will be received and held by the depositing Unitholder for the account of Toromont until Toromont pays for such Units and, to the extent that such Distributions do not exceed the cash consideration greater than $0.05 per Unit, the cash consideration per Unit payable by Toromont under the Offer will be reduced by the amount of any such Distribution; (b) in the case of Distributions not in the form of cash, the whole of any such non-cash Distributions shall be received and held by the depositing Unitholder for the account of Toromont and shall be promptly remitted and transferred by the depositing Unitholder to the Depositary for the account of Toromont, accompanied by appropriate documentation of transfer; and (c) in the case of any Distributions in the form of cash (including non-interest bearing loans to Exchangeable LP Unitholders) in an aggregate amount that exceeds the cash consideration greater than $0.05 per Unit, the whole of any such Distribution (and not just the portion that exceeds the Offer price per Unit) shall be received and held by the depositing Unitholder for the account of Toromont and shall be promptly remitted and transferred by the depositing Unitholder to the Depositary for the account of Toromont, accompanied by appropriate documentation of transfer. Pending such remittance, Toromont will be entitled to all rights and privileges as the owner of any such Distribution and may withhold the Offer price per Unit payable by

Toromont under the Offer or deduct from the Offer price per Unit payable by Toromont under the Offer the amount or value thereof, as determined by Toromont in its sole discretion.

The declaration or payment of any such distribution (or dividend, as the case may be) may have tax consequences not discussed under “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by Toromont or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to registered Unitholders at their respective addresses as shown on the securities registers maintained by or on behalf of Enerflex or Enerflex LP, as applicable, in respect of the Units and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Unitholders and notwithstanding any interruption of mail services following mailing. Except as otherwise required or permitted by applicable Laws, in the event of any interruption or delay of mail service following mailing, Toromont intends to make reasonable efforts to disseminate the notice by other means, such as news wire services or publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada are not open for the deposit of mail, any notice which Toromont or the Depositary may give or cause to be given to Unitholders under the Offer will be deemed to have been properly given and to have been received by Unitholders if it is given to the TSX for dissemination through its facilities or it is published once in the National Edition of The Globe and Mail or The National Post and in La Presse in Québec or it is given to the Canada News Wire Service for dissemination through its facilities.

The Offer and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Unitholders by first class mail, postage prepaid, or made available in such other manner as is permitted by applicable Laws and Toromont will use its reasonable efforts to furnish such documents to brokers, investment advisors, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securities registers maintained by or on behalf of Enerflex or Enerflex LP, as applicable, in respect of the Units or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Units where such listings are received.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner and Toromont or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been actually received at the address of the Depositary specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates, cheques and any other relevant documents will not be mailed if Toromont determines that delivery thereof by mail may be delayed. Persons entitled to share certificates, cheques and/or any other relevant documents which are not mailed for the reason set forth in the preceding sentence may take delivery thereof at the office of the Depositary to which the deposited certificate(s) representing Units were delivered until such time as Toromont has determined that delivery by mail will no longer be delayed. Toromont shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and such notice will be deemed to have been properly given and to have been received by Unitholders if it is given to the TSX for dissemination through its facilities or it is published once in the National Edition of The Globe and Mail or The National Post and in La Presse in Québec or it is given to the Canada News Wire Service for dissemination through its facilities. Notwithstanding Section 6 of the Offer, “Take-Up of and Payment for Deposited Units”, share certificates, cheques and/or any other relevant documents not mailed for the reason set forth in the first sentence of this Section 11 will be conclusively deemed to have been delivered to Unitholders on the first day upon which they are available for delivery to the depositing Unitholder at the appropriate office of the Depositary.

12.	Market Purchases

As of the date hereof, Toromont does not intend to acquire, or make or enter into any agreement, commitment or understanding to acquire, beneficial ownership of any Units other than under the terms of the Offer. However, the intention of Toromont to make purchases may change following the date of the Offer in which case Toromont may acquire, or cause an affiliate to acquire, Trust Units at any time prior to the Expiry Time, if and to the extent that market conditions, the trading price of the Trust Units and other factors make it desirable for Toromont to complete such purchases, by making purchases of Trust Units through the facilities of the TSX. In no event, however, will Toromont make any such purchases of Trust Units until the third business day following the date of the Offer and Toromont shall comply with the following requirements under Section 2.2(3) of MI 62-104 and Section 2.1 of Rule 62-504 in the event of any such change in intention:

(a)	such intention shall be stated in a news release issued and filed at least one business day prior to making such purchases;

(b)	the number of Trust Units beneficially acquired shall not exceed 5% of the outstanding Trust Units as of the date of the Offer;

(c)	the purchases shall be made in the normal course through the facilities of the TSX;

(d)	Toromont shall issue and file a news release containing the information required under Section 2.2(3) of MI 62-104 or Section 2.1 of Rule 62-504, as applicable, immediately after the close of business of the TSX on each day on which Trust Units have been purchased; and

(e)	the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation shall be made by Toromont, the seller or their agents.

Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of Rule 62-504 will be counted in any determination as to whether part (i) of the Minimum Tender Condition has been fulfilled.

Although Toromont has no present intention to sell Units taken up under the Offer, Toromont reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Units after the Expiry Time, subject to compliance with Section 2.7(2) of MI 62-104 or Section 93.4(2) of the OSA, as applicable.

For the purposes of this Section 12, “Toromont” includes any person acting jointly or in concert with Toromont.

13.	Other Terms of the Offer

(a)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b)	In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Toromont by brokers or dealers licensed under the laws of such jurisdiction.

(c)	Toromont reserves the right to transfer to one or more affiliates of Toromont the right to purchase all or any portion of the Units deposited under the Offer, but any such transfer will not relieve Toromont of its obligation under the Offer and will in no way prejudice the rights of persons depositing Units to receive payment for Units validly deposited and accepted for payment under the Offer.

(d)	No broker, dealer or other person has been authorized to give any information or make any representation other than those contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by Toromont, the Depositary, the Information Agent or the Dealer Managers. No broker, dealer or other person shall be deemed to be the agent of Toromont, the Depositary, the Information Agent or the Dealer Managers for the purposes of the Offer.

(e)	The provisions of the Glossary, the Summary and the Circular and the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)	Toromont, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Units.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian provincial and territorial securities legislation with respect to the Offer. Unitholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: November 16, 2009

Toromont Industries Ltd.

by	(signed) Robert M. Ogilvie
Robert M. Ogilvie
Chairman and Chief Executive Officer

CIRCULAR

The following information is supplied by Toromont with respect to the accompanying Offer dated November 16, 2009 to purchase all of the issued and outstanding Units. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Unitholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Capitalized terms used in the Circular, where not otherwise defined herein, have the meanings set out in the accompanying Glossary unless the context otherwise requires.

1. Toromont

Toromont, founded in 1961, operates one of the larger Caterpillar dealerships by revenues and geographic territory and industry-leading equipment rental operations. Toromont also designs, engineers, fabricates, installs and services natural gas compression units and hydrocarbon and petrochemical process systems and industrial and recreational refrigeration systems. For the year ended December 31, 2008 and the nine months ended September 30, 2009, Toromont had revenues of approximately $2.1 billion and $1.4 billion, respectively. As at September 30, 2009, Toromont employed approximately 4,000 people.

Toromont currently owns 3,902,100 Trust Units representing approximately 8.8% of the outstanding Trust Units as at September 30, 2009.

Toromont is a corporation existing under the federal laws of Canada. Toromont’s head office is located at 3131 Highway 7 West, Concord, Ontario, L4K 1B7. Toromont is a reporting issuer in each province of Canada other than Newfoundland & Labrador. The Toromont Shares are listed on the TSX under the trading symbol “TIH”. On October 16, 2009, the day on which Toromont announced that it made a proposal to Enerflex to enter into a business combination in which Toromont would acquire all of the Units, the closing price of the Toromont Shares on the TSX was $23.60. On November 11, 2009, the last trading day prior to the announcement of the Offer, the closing price of the Toromont Shares was $27.07 on the TSX.

2. Enerflex and Enerflex LP

Enerflex is an unincorporated open-ended trust formed under the laws of the Province of Alberta pursuant to a Deed of Trust dated August 22, 2006. Enerflex LP is a limited partnership formed under the laws of the Province of Alberta pursuant to a Limited Partnership Agreement dated August 23, 2006. Enerflex indirectly owns all of the issued and outstanding Class A LP Units and the general partnership interest in Enerflex LP. Enerflex LP owns all of the common shares of Enerflex Systems Ltd.

Collectively, Enerflex and Enerflex LP, through their indirect ownership of Enerflex Systems Ltd. and its affiliates and joint ventures, is a supplier of products and services to the global oil and natural gas production industry. Enerflex’s primary products and services are: hydrocarbon production and processing facilities; natural gas compression and power generation equipment for sale, rental or lease; combined heat and power units; and electrical instrumentation and controls services. Enerflex also has field maintenance and contracting capabilities. Enerflex has interests in affiliates and joint ventures operating in Canada, Australia, the Netherlands, the United States, Germany, Pakistan, the United Arab Emirates, Indonesia, Malaysia and Egypt.

The head office of each of Enerflex and Enerflex LP is located at 4700-47th Street SE, Calgary, Alberta, T2B 3R1. Enerflex is a reporting issuer in each of the provinces and territories of Canada. Enerflex LP is a reporting issuer in British Columbia, Alberta, Saskatchewan, Québec and Nova Scotia. The Trust Units are listed on the TSX under the trading symbol “EFX.UN”. On October 16, 2009, the day on which Toromont announced that it made a proposal to Enerflex to enter into a business combination in which Toromont would acquire all of the Units, the closing price of the Trust Units on the TSX was $10.07. The Exchangeable LP Units are not listed on any exchange.

3. Background to the Offer

As part of the ongoing evaluation of its businesses, Toromont regularly considers strategic acquisitions, capital investments, divestitures and other strategic transactions. For a number of years, Toromont has considered various strategic alternatives to enhance the value of its Compression Group.

Toromont approached Enerflex on several occasions over the last three years concerning a potential combination of the natural gas compression and oil and gas processing equipment businesses of Toromont with Enerflex. During that time, representatives of Toromont and Enerflex and their respective financial and legal advisors have had intermittent discussions regarding the possibility of such a combination. However, in each instance, the parties were unable to make any meaningful progress with respect to a combination of these businesses.

In June of this year, Robert M. Ogilvie, the Chairman and Chief Executive Officer of Toromont, approached P. John Aldred, the Non-Executive Chairman of Enerflex, to renew discussions of a potential combination of their respective compression businesses. Following this initial conversation, representatives of Toromont and Enerflex had one meeting and several teleconferences to discuss the terms upon which Toromont’s compression businesses could be combined with Enerflex, and written proposals setting out potential approaches for that combination were exchanged with Enerflex. However, the parties were unable to agree to the key fundamental terms of such a transaction. As a result, on August 14, 2009, Mr. Ogilvie delivered a letter to Blair Goertzen, the President and Chief Executive Officer of Enerflex, terminating those discussions.

Notwithstanding the lack of progress in its discussions with Enerflex, Toromont continued to believe that a combination of the compression businesses was compelling.

In order to enhance its ability to proceed with an unsolicited offer to the Unitholders if Toromont was unable to successfully agree upon a business combination transaction with Enerflex, Toromont accumulated an ownership position in the Trust Units. By October 1, 2009, Toromont had acquired 3,902,100 Trust Units on the TSX. Further, Toromont continued to be encouraged by certain large Unitholders to pursue such a combination. In light of this, Toromont had confidential conversations with several large institutional Unitholders regarding the possibility of a combination of the two companies.

Given the compelling nature of the combination and the strong support from major Unitholders, on October 16, 2009, Toromont’s board authorized management to make a proposal to Enerflex outlining the terms on which Toromont would be prepared to negotiate a potential combination of Toromont and Enerflex. After the close of financial markets on October 16, 2009, Toromont entered into a Lock-Up Agreement with each of the Locked-Up Unitholders, following which Mr. Ogilvie sent a letter to Mr. Aldred and Mr. Goertzen proposing a business combination between Toromont and Enerflex whereby Unitholders would receive cash and Toromont Shares representing total consideration of $13.50 per Unit. Toromont indicated in its proposal that it had a strong preference to work together with Enerflex to immediately negotiate a definitive business combination agreement that would form the basis of a Unitholder-approved combination of the two companies. Toromont promptly disseminated this information by way of a press release.

Between October 16, 2009 and November 5, 2009, representatives of Toromont engaged in several discussions and exchanges with members of the special committee and other representatives of Enerflex regarding Toromont’s proposed business combination. These exchanges included a letter that Mr. Aldred delivered to Mr. Ogilvie on October 19, 2009 notifying Toromont that Enerflex had formed a special committee of independent directors of Enerflex GP to consider and respond to Toromont’s proposed business combination. In this letter, Mr. Aldred requested that Toromont provide further information in respect of its proposal by October 20, 2009. In response to that request, on October 20, 2009, Toromont delivered to Enerflex’s special committee a non-binding term sheet, which further outlined terms of its proposal. On October 27, 2009 Enerflex advised Toromont that it expected to complete its preliminary evaluation of the proposal by November 5, 2009 and that the board of directors of Enerflex GP would be meeting that day, together with its financial advisors, to consider the results of such evaluation. As a consequence, Enerflex advised that it would not be in a position to respond to Toromont’s proposal until that time.

On November 6, 2009, at the request of Enerflex, representatives of Toromont had a teleconference with Mr. Aldred and Douglas J. Haughey, Chairman of Enerflex’s special committee. During that call, the Enerflex representatives invited Mr. Ogilvie and Paul R. Jewer, the Chief Financial Officer of Toromont, to meet with them in Calgary on November 9, 2009 in order to further discuss certain details of Toromont’s proposal.

On November 9, 2009, Mr. Ogilvie and Mr. Jewer met with Mr. Aldred and Mr. Haughey in Calgary. During that meeting, details of Toromont’s proposal were discussed; however, the Enerflex representatives advised that Enerflex was not in a position at that time to comment on or otherwise negotiate Toromont’s proposal. Based on that meeting, Toromont concluded that it was highly unlikely that it would be possible at this time to successfully conclude negotiations with representatives of Enerflex regarding a friendly business combination transaction and that it was advisable to proceed with a take-over bid directly to the Unitholders. In the evening of November 11, 2009, the board of directors of Toromont approved the making of the Offer. Prior to the opening of financial markets on November 12, 2009, Toromont publicly announced its intention to commence the Offer.

4. Reasons to Accept the Offer

Unitholders should consider the following factors in making their decision to accept the Offer:

•	Significant Premium. The Offer represents a 34.1% premium over the closing price of the Trust Units on October 16, 2009, the day on which Toromont announced that it made a proposal to Enerflex to enter into a business combination in which Toromont would acquire all of the Units, and a 32.9% premium over the volume-weighted average trading price of the Trust Units over the 20 trading days ending on October 16, 2009.

•	Opportunity for Participation in the Growth Potential of the Combined Operations. Unitholders have the opportunity to participate in the growth potential of the combined company to the extent they receive Toromont Shares.

•	Excellent Strategic Fit. Combining Enerflex with Toromont’s natural gas compression and process equipment businesses takes advantage of their excellent strategic fit. In addition to operations in Canada, Toromont is well positioned in the United States while Enerflex has strength in Australasia and other international locations. Toromont believes that combining such operations will allow the combined businesses to serve customers more effectively and will result in a strong global competitor. Toromont believes that the integration of Enerflex’s business with that of Toromont’s Compression Group provides for greater long-term potential and value creation than Enerflex could achieve on its own. The combined organization will also benefit from increased financial strength and access to capital.

•	Opportunity to Share in Synergies. By combining Enerflex’s operations with those of Toromont’s Compression Group, Toromont expects to realize attractive synergies and cost savings, including through the elimination of excess fabrication capacity, overlapping service facilities, certain public company costs of Enerflex and duplicative head office and general and administration expenses.

•	Large, Successful Caterpillar Dealer. In addition to the opportunity to participate in the growth potential of the combined natural gas compression and process equipment businesses, Unitholders receiving Toromont Shares will also benefit from the operations of one of the larger and more successful Caterpillar dealers in the world.

•	Strong Management Team. Toromont’s senior management team has a proven record of operational excellence and delivery of value to shareholders. In the 10 years ended December 31, 2008, Toromont has generated a total return averaging 13% (including reinvestment of dividends) per annum compared to 5% for the S&P/TSX composite index. Average return on opening shareholders’ equity was 18.2% over the same 10-year period. Toromont has also consistently paid dividends in each of its 41 years and has increased its dividend in each of the last 20 years.

•	Support for the Offer by Significant Unitholders. Each of the Locked-Up Unitholders, which in the aggregate own approximately 17% of the Trust Units as at September 30, 2009, has entered into a Lock-Up Agreement and agreed to deposit its Trust Units under the Offer. The Trust Units covered by the Lock-Up Agreements and the Trust Units owned by Toromont represent, in the aggregate, approximately 25.8% of the outstanding Trust Units as at September 30, 2009.

•	Coming Changes in Tax Laws. The Minister of Finance announced on October 31, 2006 that the Canadian government intends to change the tax treatment of income trusts and their investors by 2011. These pending changes will reduce or eliminate the tax benefits of Enerflex’s organizational structure and thereby impact distributions, have already created significant uncertainty in the Canadian income trust market and have considerably reduced the attractiveness of income trusts for investors. The Offer provides Unitholders with an attractive solution to this rapidly approaching deadline.

•	Permitted Unit Distribution. Unitholders that deposit their Units under the Offer will still be entitled to receive the quarterly distribution, if any, in respect of the fourth quarter of 2009 payable by Enerflex or Enerflex LP, as applicable, if such distribution constitutes a Permitted Distribution. Accordingly, a Unitholder may deposit its Units immediately and still receive any Permitted Distribution in respect of those deposited Units.

5. Purpose of the Offer and Plans for Enerflex and Enerflex LP

The purpose of the Offer is to enable Toromont to acquire all of the outstanding Units. Toromont currently intends, if it takes up and pays for the Units validly deposited under the Offer, to acquire all of the outstanding Units not deposited under the Offer by way of a Compulsory Acquisition or Tax Efficient Subsequent Acquisition, in the case of Trust Units, and a Mandatory Redemption, in the case of Exchangeable LP Units. If Toromont is unable, or elects not, to effect a Compulsory Acquisition or Tax Efficient Subsequent Acquisition, in the case of the Trust Units, and a Mandatory Redemption, in the case of the Exchangeable LP Units, Toromont will evaluate other alternatives to acquire all of the Units not deposited under the Offer. See Section 9 of the Circular, “Acquisition of Units not Deposited”.

Upon completion of the Offer, Toromont intends to conduct a detailed review of Enerflex and its affiliates, including an evaluation of their respective business plans, assets and operations and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances that then exist with the ultimate goal being the successful integration of the operations of Enerflex and Toromont Energy Systems Inc., a wholly-owned subsidiary of Toromont. Toromont currently intends, if it takes up Units under the Offer, to cause the directors of Enerflex GP and Enerflex’s other affiliates to be removed and replaced by nominees of Toromont. Except as disclosed elsewhere herein, Toromont does not currently have any plan or proposal for material changes in its affairs following completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

Toromont intends, to the extent permitted by applicable Laws, to cause: (a) Enerflex to apply to voluntarily delist the Trust Units from the TSX as soon as practicable after completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction; and (b) Enerflex and Enerflex LP to cease to be reporting issuers under the securities laws of each jurisdiction of Canada in which they are reporting issuers. See Section 13 of the Circular, “Information Concerning Securities of Enerflex and Enerflex LP — Effect of the Offer on the Market for and Listing of Trust Units and Status as a Reporting Issuer”.

The take-up of, and payment for, a majority of the Units under the Offer, the delisting of the Trust Units from the TSX and/or the termination of the reporting issuer status of Enerflex and Enerflex LP in any jurisdiction in which they are reporting issuers may constitute an event of default under one or more of Enerflex’s debt instruments. The occurrence of an event of default under one or more of Enerflex’s debt instruments may permit the lenders thereunder to accelerate the indebtedness outstanding under such debt instruments. Toromont intends, if it takes up and pays for the Units validly deposited under the Offer, to pursue a Compulsory Acquisition or Subsequent Acquisition Transaction, and, concurrently with or following successful completion of such a transaction, to repay or refinance certain of Enerflex’s outstanding indebtedness. See Section 7 of the Circular, “Source of Funds”, and Section 15 of the Circular, “Risk Factors”.

6. Lock-Up Agreements

Toromont entered into a Lock-Up Agreement with each Locked-Up Unitholder on October 16, 2009. The Locked-Up Unitholders currently beneficially own, or exercise control or direction over, an aggregate of 7,531,988 Trust Units, representing approximately 17% of the Trust Units as at September 30, 2009. The following is a summary of certain provisions of the Lock-Up Agreements. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Lock-Up Agreements. Toromont has filed the Lock-Up Agreements under Enerflex’s profile on SEDAR at www.sedar.com.

Covenants of the Locked-Up Unitholders

Each Locked-Up Unitholder has agreed, among other things, to accept the Offer and to deposit, or cause to be deposited, under the Offer and not withdraw, subject to certain exceptions, all of the Trust Units which it owns or which it acquires following the date of its Lock-Up Agreement (together, the “Deposited Lock-Up Units”).

Each Locked-Up Unitholder has also agreed, among other things, that: (a) it will not option, sell, assign, dispose of, pledge, create an encumbrance on, grant a security interest in or otherwise convey or transfer, and will not grant a proxy or other voting right in respect of, any Deposited Lock-Up Units or any right or interest therein, and (b) it will vote the Deposited Lock-Up Units against any resolution that may be put to the Trust Unitholders that, if passed, would hinder or make impossible the successful completion of the Offer.

Withdrawal of Deposited Lock-Up Units and Termination of the Lock-Up Agreements

The Lock-Up Agreements will be terminated and each Locked-Up Unitholder may withdraw its Deposited Lock-Up Units from the Offer in certain circumstances, including if: (a) Toromont breaches in any material respect its obligations under the applicable Lock-Up Agreement; or (b) Toromont has not taken up and paid for the Deposited Lock-Up Units by midnight (Toronto time) on February 26, 2010.

The Lock-Up Agreements will also be terminated if, prior to the take-up of the Deposited Lock-Up Units, a third party commences a bona fide offer (the “Third Party Offer”) in accordance with applicable securities Laws to, or announces a definitive agreement with Enerflex for a transaction pursuant to which the third party will, acquire, directly or indirectly, all of the Trust Units by way of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, for consideration that exceeds $13.50 per Trust Unit and Toromont has not publicly announced its intention to amend the Offer to match or exceed the Third Party Offer within three business days of the formal commencement of the Third Party Offer, if it is a take-over bid, or the mailing of a circular to Trust Unitholders to solicit their approval of the Third Party Offer, if it is another type of transaction.

7. Source of Funds

The Offer is not subject to any financing condition.

The maximum amount of cash payable by Toromont under the Offer is $299,541,429 (based on the number of Trust Units outstanding on a fully-diluted basis as at September 30, 2009). Toromont currently intends to fund all or a portion of the cash payable under the Offer, and the related fees and expenses, through a new committed financing. Toromont has obtained a commitment letter (the “Commitment Letter”), dated November 13, 2009, from Canadian Imperial Bank of Commerce (“CIBC”) and The Toronto-Dominion Bank (“TD”), pursuant to which CIBC and TD have committed to provide, on a fully underwritten basis, an unsecured term loan facility (the “Credit Facility”) in the amount of up to $450,000,000. The following is a summary of certain expected terms of the Credit Facility based on the terms of the Commitment Letter.

Debt incurred under the Credit Facility will be unsecured and will rank equally with debt incurred under Toromont’s existing credit facility and debentures. The Credit Facility will be subject to fees at levels customary for credit facilities of this type. Outstanding loans under the Credit Facility will bear interest at a rate equal to the Canadian prime rate plus a specified margin ranging from 175 to 300 basis points. Alternatively, Toromont may utilize the Credit Facility through the issuance of bankers’ acceptances with acceptance fees ranging from 275 to 400 basis points. The applicable margin or acceptance fee will, in each case, be determined based on Toromont’s leverage ratio. The Credit Facility will mature on the date that is 18 months after the date of execution and delivery of definitive documentation for the Credit Facility.

The funding commitments under the Credit Facility will be subject to conditions usual in commercial lending transactions of this kind, including the satisfaction of specified conditions of the Offer. The credit agreement governing the Credit Facility will include representations and warranties, affirmative and negative covenants and events of default that are substantially the same as the corresponding provisions in Toromont’s existing credit facility or otherwise customary for credit facilities of this type.

The Credit Facility will provide Toromont with funds in excess of what is required to pay the maximum amount of cash payable under the Offer. In addition to financing the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Credit Facility may be used to refinance certain existing outstanding indebtedness of Enerflex. Toromont may instead fund all or any portion of the cash payable under the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, or fund the refinancing of outstanding indebtedness of Enerflex, through alternative financing sources or its existing cash resources. If alternate debt financing sources are used, the total commitment under the Credit Facility would be reduced.

Toromont expects to repay amounts borrowed under the Credit Facility over time through alternative financing arrangements and/or cash flows from its operations. Amounts outstanding from time to time must be repaid on the basis of 15% per annum, payable in equal quarterly installments. All amounts advanced may be prepaid without premium or penalty. Subject to certain exceptions, the Credit Facility will also provide that the net proceeds of any new debt issued by Toromont during the term of the Credit Facility must be used to repay any amounts outstanding under the Credit Facility.

8. Ownership of and Trading in Securities of Enerflex and Enerflex LP

Toromont currently owns 3,902,100 Trust Units, representing approximately 8.8% of the outstanding Trust Units as at September 30, 2009. No other securities of Enerflex or Enerflex LP are beneficially owned, nor is control or direction exercised over any of such securities, by Toromont or its directors or officers. To the knowledge of Toromont, after reasonable enquiry, no securities of Enerflex or Enerflex LP are beneficially owned, nor is control or direction exercised over any such securities, by: (a) any associate or affiliate of an insider of Toromont; (b) an insider of Toromont, other than a director or officer thereof; or (c) any person acting jointly or in concert with Toromont.

Except as follows, Toromont is not aware of any person that beneficially owns, or exercises control or direction over, more than 10% of the Trust Units or Exchangeable LP Units: Bluewater Investment Management Inc. (6,409,810 Trust Units as of October 16, 2009); Leith Wheeler Investment Counsel Ltd. (4,840,669 Trust Units as of October 30, 2009); and P. John Aldred (2,508,800 Exchangeable LP Units as of November 13, 2009).

Except for the purchases by Toromont of Trust Units set out in the following table, none of Toromont or its directors or officers or, to the knowledge of Toromont, after reasonable enquiry, (a) any associate or affiliate of an insider of Toromont; (b) an insider of Toromont, other than a director or officer thereof; or (c) any person acting jointly or in concert with Toromont, has purchased or sold any securities of Enerflex or Enerflex LP during the six months preceding the date of the Offer or has entered into any agreement, commitment or understanding to acquire any securities of Enerflex or Enerflex LP, other than Toromont pursuant to the Lock-Up Agreements. See Section 6 of the Circular, “Lock-Up Agreements”.

	Number of Trust	Price Paid per
Transaction Date	Units Purchased	Trust Unit

June 12, 2009	18,100	$10.00
June 25, 2009	152,500	$10.25
June 26, 2009	104,400	$10.25
July 3, 2009	86,600	$10.25
July 6, 2009	68,900	$10.25
July 7, 2009	338,100	$10.25
July 8, 2009	83,500	$10.02
July 9, 2009	208,000	$9.98
July 10, 2009	419,800	$10.00
July 13, 2009	36,300	$9.75
July 29, 2009	1,000	$9.75
July 30, 2009	8,300	$9.75
July 31, 2009	17,100	$9.75
August 4, 2009	16,300	$9.75
August 5, 2009	10,000	$9.75
August 6, 2009	39,500	$9.75
August 7, 2009	6,900	$9.75
August 12, 2009	79,000	$9.63
August 13, 2009	41,500	$9.60
August 14, 2009	2,000	$9.60
August 18, 2009	16,600	$9.56
August 20, 2009	7,900	$9.70
August 21, 2009	7,000	$9.70
August 24, 2009	115,100	$9.70
August 26, 2009	6,500	$9.70
August 27, 2009	83,400	$9.70
September 1, 2009	6,100	$9.50
September 2, 2009	31,700	$9.48
September 3, 2009	30,400	$9.38
September 9, 2009	17,600	$9.40
September 10, 2009	200	$9.40
September 11, 2009	143,000	$9.75
September 30, 2009	4,300	$9.92
October 1, 2009	102,000	$10.05
October 2, 2009	128,900	$9.90

9. Acquisition of Units not Deposited

If Toromont takes up and pays for Units deposited under the Offer, Toromont’s current intention is that it will pursue a Compulsory Acquisition or a Subsequent Acquisition Transaction to enable Toromont or an affiliate of Toromont to acquire all Units not deposited under the Offer, as more particularly described below. In order to effect a Subsequent Acquisition Transaction in respect of Enerflex, Toromont currently intends to amend the Deed of Trust as described below under “Special Resolutions”. The Deed of Trust permits the Special Resolutions, and any other special resolution of the Voting Unitholders, to be approved by a resolution in writing by Voting Unitholders holding Voting Units the votes attached to which represent at least 66 2/3% of the votes entitled to be cast on such resolution. The execution of the Letter of Transmittal (or, in the case of Trust Units deposited by book-entry transfer, the making of a book-entry transfer) irrevocably approves the Special Resolutions and irrevocably constitutes, appoints and authorizes Toromont, each director and officer of Toromont and any other person designated by Toromont in writing to pass the Special Resolutions on behalf of the depositing Unitholders and take such other steps to implement the Special Resolutions as are described below under “Special Resolutions”. Accordingly, by depositing Units under the Offer, depositing Unitholders will be, among other things, approving and authorizing the Special Resolutions and such amendments to the Deed of Trust to enable Toromont to acquire (or cause the redemption of) all of the Units not deposited under the Offer by way of a Subsequent Acquisition Transaction. There is no assurance that a Compulsory Acquisition or a Subsequent Acquisition Transaction will be completed on the terms described herein or at all, in particular if Toromont acquires less than 66 2/3% of the outstanding Trust Units (on a fully-diluted basis).

Compulsory Acquisition

The Deed of Trust currently provides that, on complying with certain requirements of the Deed of Trust, Toromont will be entitled to acquire the Trust Units (including Trust Units issuable upon the exercise, exchange or conversion of “Exchangeable Securities” (as such term is defined in the Deed of Trust)) held by persons that do not accept the Offer (the “Dissenting Unitholders”) if, within 120 days after the date of the Offer, the Offer is accepted by holders of not less than 90% of the Trust Units (including Trust Units issuable upon the exercise, exchange or conversion of all “Exchangeable Securities” (as such term is defined in the Deed of Trust), unless the exercise, exchange or conversion of such securities for the purpose of depositing under the Offer the Units issuable upon such exercise, exchange or conversion is expressly prohibited by the terms and conditions of the securities) (the “Bid Units”), other than Trust Units held by or on behalf of, or issuable to, Toromont or any affiliate or associate of Toromont on the date of the Offer. If Toromont has taken up and paid for the Trust Units held by such accepting Trust Unitholders, the Deed of Trust provides that Toromont is then entitled to: (a) acquire all the Trust Units that are held by the Dissenting Unitholders on the terms on which Toromont acquired the Trust Units of Trust Unitholders that accepted the Offer; and (b) require the exchange of “Exchangeable Securities” (as such term is defined in the Deed of Trust) to Trust Units and acquire all of the Trust Units issued as a result of such exchange on the same terms as the Trust Units acquired pursuant to (a) above ((a) and (b), collectively, a “Compulsory Acquisition”). The term “Exchangeable Securities”, as defined in the Deed of Trust, includes the Exchangeable LP Units.

To exercise such right, Toromont must send, within 60 days after the expiry of the Offer, and in any event within 180 days of the date of the Offer, a notice (the “Offeror’s Notice”) to each Dissenting Unitholder stating that: (a) holders of not less than 90% of the Bid Units have accepted the Offer; (b) Toromont has taken up and paid for the Bid Units of the Unitholders that accepted the Offer; (c) a Dissenting Unitholder is required to transfer its Bid Units to Toromont on the terms on which Toromont acquired the Bid Units of the Unitholders that accepted the Offer; (d) a Dissenting Unitholder that does not transfer its Bid Units within 20 days after it receives the Offeror’s Notice is deemed to have transferred its Bid Units on the same terms on which Toromont acquired the Bid Units of the Unitholders who accepted the Offer; and (e) a holder of “Exchangeable Securities” that does not transfer the Bid Units issuable upon exercise, exchange or conversion of its “Exchangeable Securities” within 20 days after it receives the Offeror’s Notice is deemed to have exercised, exchanged or converted its “Exchangeable Securities” and to have transferred the Bid Units issued as a result of such exercise, exchange or conversion to Toromont on the same terms on which Toromont acquired the Bid Units of the Trust Unitholders that accepted the Offer.

A Dissenting Unitholder to whom an Offeror’s Notice is sent must, within 20 days after it receives the Offeror’s Notice, send the certificates representing its Bid Units and/or “Exchangeable Securities” to Enerflex. Within such time period, Toromont must transfer to Enerflex the consideration that would have been paid to Dissenting Unitholders if they had accepted the Offer, and Enerflex must: (a) deposit the cash portion of such consideration in a separate account in a bank or other body corporate whose deposits are insured by the Canadian Deposit Insurance Corporation; and (b) place the Toromont Shares that form a portion of such consideration in the custody of a bank or other such body corporate.

If Toromont has transferred to Enerflex the consideration described in the preceding paragraph, Enerflex must: (a) transfer the Bid Units of the Dissenting Unitholders (including the Trust Units resulting from the deemed exercise, exchange or conversion of “Exchangeable Securities”) to Toromont; (b) send to each Dissenting Unitholder that has complied with the requirement set out in the preceding paragraph the consideration to which such Dissenting Unitholder is entitled; and (c) send to each Dissenting Unitholder that has not complied with the requirement set out in the preceding paragraph a notice stating that: (i) its Bid Units and/or “Exchangeable Securities” have been transferred to Toromont; (ii) the Enerflex Trustee is holding in trust the consideration for such Bid Units and/or “Exchangeable Securities”; and (iii) the Enerflex Trustee will send the consideration for such Bid Units and/or “Exchangeable Securities” to such Dissenting Unitholder after receiving the certificate(s) representing such Dissenting Unitholder’s Bid Units and/or “Exchangeable Securities”.

The foregoing is a summary only of the right of Compulsory Acquisition which may become available to Toromont and is qualified in its entirety by the Deed of Trust. The right of Compulsory Acquisition in the Deed of Trust is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Unitholders who wish to be better informed about the applicable provisions of the Deed of Trust should consult their legal advisors.

See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a discussion of tax consequences to Unitholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If Toromont takes up and pays for Units validly deposited under the Offer and the right of Compulsory Acquisition is not available to Toromont or Toromont chooses not to avail itself of such right, Toromont currently intends to take such action as is necessary or advisable to acquire or cause the exchange or redemption of all Units not acquired under the Offer, including all Units issued upon the exercise, exchange or conversion of Convertible Securities (a “Subsequent Acquisition Transaction”).

A Subsequent Acquisition Transaction in respect of Enerflex may take the form of one or more amendments to the Deed of Trust to provide for the purchase by Toromont or redemption by Enerflex of all outstanding Trust Units (other than those held by Toromont), in either case for a price equal to, and payable in the same form as (including consideration elections, deemed consideration elections and pro-rationing), the consideration paid for Units acquired under the Offer. A Subsequent Acquisition Transaction in respect of Enerflex LP may take the form of the redemption, purchase or exchange of outstanding Exchangeable LP Units, in accordance with the terms attaching to the Exchangeable LP Units. To facilitate a Subsequent Acquisition Transaction, Toromont may cause Enerflex to dispose of, or effect other transactions involving, its assets, including the transfer of all or part of its assets to Toromont or one or more of its affiliates for consideration that includes cash and Toromont Shares, which cash and Toromont Shares would be transferred to the remaining holders of Units for the acquisition or redemption of, or in exchange for, their Units for a price equal to, and payable in the same form as (including consideration elections, deemed consideration elections and pro-rationing), the consideration paid for Units acquired under the Offer.

Toromont currently intends to effect a Subsequent Acquisition Transaction in respect of Enerflex LP by causing the mandatory redemption of the outstanding Exchangeable LP Units, in accordance with the terms attaching to the Exchangeable LP Units (a “Mandatory Redemption”), which will result in Exchangeable LP Unitholders receiving Trust Units in exchange for their Exchangeable LP Units. Toromont currently intends to effect a Subsequent Acquisition Transaction in respect of Enerflex by approving the Special Resolutions, amending the Deed of Trust and effecting a Tax Efficient Subsequent Acquisition.

Should Toromont elect not to pursue a Subsequent Acquisition Transaction described in the immediately preceding paragraph, Toromont may elect to pursue and implement one or more alternative Subsequent Acquisition Transactions (an “Alternative Subsequent Acquisition”), the form of which may vary, depending upon a variety of factors including the number of Units acquired under the Offer. For further detail, see “Other Alternatives” below. Toromont reserves the right to propose any Alternative Subsequent Acquisition, in its sole discretion, depending upon all of the circumstances at the time such an Alternative Subsequent Acquisition is proposed. In any event, any Alternative Subsequent Acquisition would be effected in accordance with applicable Law.

Certain amendments to the Deed of Trust necessary to effect a Subsequent Acquisition Transaction require either the approval of at least 66 2/3% of the votes cast by Voting Unitholders, voting together as a class, at a special meeting of Voting Unitholders duly called for such purpose or a resolution in writing of Voting Unitholders holding Voting Units the votes attached to which represent at least 66 2/3% of the votes entitled to be voted on such resolution, in each case in accordance with the Deed of Trust and applicable securities Laws. Toromont intends to cause all Trust Units acquired under the Offer and, except in respect of “minority” approval, all of the Units owned by Toromont as of the date of the Offer or acquired on the TSX as permitted by the terms of the Offer, to be voted in favour of a Subsequent Acquisition Transaction in respect of Enerflex, including the Special Resolutions and any other amendments to the Deed of Trust. If the Minimum Tender Condition is satisfied and Toromont takes up and pays for the Units deposited under the Offer, Toromont expects to own sufficient Units to approve the Special Resolutions.

Depending on the manner and circumstances in which a Subsequent Acquisition Transaction is undertaken, the tax consequences to a Unitholder of a disposition of Units pursuant to a Subsequent Acquisition Transaction could differ from the tax consequences to such Unitholder of a disposition of Units to Toromont under the Offer. In the case of a Non-Resident Unitholder, a portion of the consideration received on the disposition of Units pursuant to a Subsequent Acquisition Transaction (other than a Tax Efficient Subsequent Acquisition) could be subject to Canadian withholding tax. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a discussion of tax consequences to Unitholders in the event of a Subsequent Acquisition Transaction.

Unitholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Special Resolutions

Toromont currently intends to effect the amendments to the Deed of Trust as described in this Section 9 by resolution in writing signed by Voting Unitholders holding Voting Units the votes attached to which represent at least 66 2/3% of the votes entitled to be voted on such resolution, rather than seeking the approval of Voting Unitholders at a special meeting called for such purpose, all in accordance with the Deed of Trust. Toromont may use the power of attorney granted to

Toromont in the Letter of Transmittal to pass one or more resolutions in writing to effect any or all of such amendments, or any other amendments, to the Deed of Trust at or at any time after the Effective Time.

The execution of a Letter of Transmittal (or, in the case of Trust Units deposited by book-entry transfer, the making of a book-entry transfer) irrevocably approves, and irrevocably constitutes, appoints and authorizes, effective at and after the Expiry Time, Toromont, each director and officer of Toromont and any other person designated by Toromont in writing, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Deposited Units with respect to the Deposited Units and any Distributions, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Unitholder to vote, execute and deliver any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including any counterparts thereof), consents and directions, in form and on terms satisfactory to Toromont, approving, or otherwise in respect of, special resolutions of the Voting Unitholders under, pursuant to and in accordance with the provisions of the Deed of Trust:

(a)	removing each director of Enerflex GP and appointing as directors of Enerflex GP nominees of Toromont;

(b)	amending the Deed of Trust to permit a person to acquire all of the Trust Units not deposited under the Offer and any Trust Units that become outstanding upon the exercise, exchange or conversion of Exchangeable LP Units or Convertible Securities in the manner set forth below under “Tax Efficient Subsequent Acquisition” (the “TESA Amendment”);

(c)	amending the Deed of Trust to provide that any Trust Units not deposited under the Offer and any Trust Units that become outstanding upon the exercise, exchange or conversion of Exchangeable LP Units or Convertible Securities may be redeemed upon notice in writing provided by Enerflex and upon the payment of consideration per Trust Unit that is at least equal in value to, and in the same form as (including consideration elections, deemed consideration elections and pro-rationing), the consideration paid by Toromont under the Offer, less any applicable withholding taxes;

(d)	approving any Subsequent Acquisition Transaction that may be undertaken by Toromont in accordance with the Deed of Trust, as amended in accordance with the foregoing;

(e)	amending the Deed of Trust to permit Toromont, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (whether in writing or otherwise), consents and directions in respect of any or all Purchased Units (including any Distributions), if determined necessary or appropriate by Toromont, and authorizing Toromont to execute any such amendment to the Deed of Trust in connection therewith;

(f)	directing the Enerflex Trustee and the directors and officers of Enerflex GP and the other affiliates of Enerflex to cooperate in all respects with Toromont regarding the foregoing, including in completing any Subsequent Acquisition Transaction undertaken by Toromont in accordance with the Deed of Trust, as amended in accordance with the foregoing; and

(g)	authorizing any officer or director of Toromont, and any other person designated by Toromont in writing, to execute and deliver all documents and do all acts or things, on behalf of Enerflex or otherwise, as may be necessary or desirable to give effect to these special resolutions ((a) through (g), collectively, the “Special Resolutions”).

If for any reason the approvals or authorizations provided to Toromont in the Letter of Transmittal are ineffective, in whole or in part, or if Toromont amends the Deed of Trust after taking up the Units deposited under the Offer once it owns at least 66 2/3% of the Units, then in order to effect a Subsequent Acquisition Transaction, Toromont would expect to seek the approval of the Special Resolutions from Voting Unitholders by resolution in writing as permitted by the Deed of Trust or at a special meeting of the Voting Unitholders called for such purpose. In those circumstances, the approval of the Special Resolutions by the holders of Voting Units the votes attached to which represent at least 66 2/3% of the votes on such resolution and the approval of the Special Resolutions by the holders of a majority of the Trust Units held by “minority” holders of Trust Units (including Trust Units deposited under the Offer by “minority” holders of Trust Units) would be required by resolution in writing or at a meeting duly called and held for the purpose of approving the Special Resolutions. Toromont intends to cause all Units acquired under the Offer and, except in respect of “minority” approval, all of the Units owned by Toromont as of the date of the Offer or acquired on the TSX as permitted by the terms of the Offer, to be voted in favour of any Subsequent Acquisition Transaction, including the approval of the Special Resolutions.

Tax Efficient Subsequent Acquisition

Toromont currently intends, if the Special Resolutions are approved and the TESA Amendment is made to the Deed of Trust, to acquire all of the Trust Units not deposited under the Offer (including any Trust Units that become outstanding upon the prior Mandatory Redemption of the Exchangeable LP Units and any Trust Units that become outstanding upon the exercise, exchange or conversion, as applicable, of Convertible Securities) pursuant to the terms for such acquisition established by the TESA Amendment (any such acquisition pursuant to the terms of the TESA Amendment, a “Tax Efficient Subsequent Acquisition”). The TESA Amendment will provide that a person is permitted to effect a Tax Efficient Subsequent Acquisition, pursuant to the Deed of Trust, if that person (a “Qualified Unitholder”): (a) is a taxable Canadian corporation for purposes of the Tax Act; (b) has made a take-over bid that constitutes a Qualified Offer (which the Offer does); and (c) within 120 days after the date of the Qualified Offer, such person shall have acquired under such Qualified Offer such number of Trust Units which constitutes not less than a majority of the Trust Units.

To effect a Tax Efficient Subsequent Acquisition, a Qualified Unitholder will be required to send, within 60 days after the expiry of the Qualified Offer, a notice (the “TESA Notice”) to each TESA Participant stating that: (a) pursuant to a Qualified Offer, such Qualified Unitholder has acquired such number of Trust Units which constitutes not less than a majority of the Trust Units at the date of such TESA Notice; (b) each TESA Participant is required to transfer its Trust Units to the Qualified Unitholder on the terms on which the Qualified Unitholder acquired the Trust Units deposited pursuant to the Qualified Offer, and, if applicable, to elect within a prescribed period of time in the Letter of Transmittal the type of consideration it is to receive and whether such transfer of Trust Units is to be made on a tax-deferred rollover basis for purposes of the Tax Act; and (c) each TESA Participant that does not transfer the certificates representing its Trust Units to the Qualified Unitholder within 21 days after the date of the TESA Notice (the “TESA Expiry Date”) is deemed to have transferred its Trust Units on the same terms on which the Qualified Unitholder acquired the Trust Units deposited pursuant to the Qualified Offer and, to the extent elections were to be made by a TESA Participant, deemed to have made such elections as specified in the TESA Notice. If Toromont effects a Tax Efficient Subsequent Acquisition, any TESA Participant that does not transfer its Trust Units to Toromont on or prior to the TESA Expiry Date will be deemed to have elected, in the Letter of Transmittal, the Share Alternative.

A TESA Participant to whom a TESA Notice is sent must, within 21 days after the date of the TESA Notice, send the certificates representing its Trust Units to the depositary identified in the TESA Notice, together with a properly completed and executed Letter of Transmittal, or a manually executed facsimile thereof, and all other required documents. On or prior to the 21st day after the date of the TESA Notice, the Qualified Unitholder must transfer to such depositary the consideration that is to be paid to TESA Participants pursuant to the Tax Efficient Subsequent Acquisition. On the date that is the later of the date that the Qualified Unitholder has transferred to such depositary such consideration and the TESA Expiry Date, the Qualified Unitholder will be deemed to have acquired all of the Trust Units held by TESA Participants. Promptly after the TESA Expiry Date, the depositary will send: (a) to each TESA Participant that delivered to the depositary certificates representing its Trust Units, together with a properly completed and executed Letter of Transmittal, or a manually executed facsimile thereof, and all other required documents, the consideration to which such TESA Participant is entitled; and (b) to each TESA Participant that has not delivered to the depositary certificates representing its Trust Units, together with a properly completed and executed Letter of Transmittal, or a manually executed facsimile thereof, and all other required documents, a notice stating that: (i) its Trust Units have been transferred to the Qualified Unitholder; (ii) the depositary is holding the consideration for such Trust Units; and (iii) the depositary will deliver the consideration for such Trust Units to such TESA Participant after receiving the certificates representing such TESA Participant’s Trust Units, together with a properly completed and executed Letter of Transmittal, or a manually executed facsimile thereof, and all other required documents.

A “Qualified Offer” is an offer to acquire all of the Units for consideration that includes shares of the Qualified Unitholder and that permits Unitholders that deposit such Units to the offer to dispose of such Units on a tax-deferred rollover basis for purposes of the Tax Act, if such Unitholders are eligible to do so.

A “TESA Participant” is a Trust Unitholder that does not deposit its Trust Units pursuant to a Qualified Offer (other than the Qualified Unitholder and its affiliates) and includes a person who acquires Trust Units upon the exercise, exchange or conversion of Exchangeable LP Units or Convertible Securities, either before or after the expiry of the Qualified Offer.

The foregoing is a summary only of the procedure to effect a Tax Efficient Subsequent Acquisition which may be approved by the Special Resolutions and may become available to Toromont. The foregoing is subject to change prior to the time at which the Special Resolutions are submitted to Voting Unitholders for approval, whether at a meeting of Voting Unitholders or by written resolution.

Additional Information

A Compulsory Acquisition or Subsequent Acquisition Transaction may constitute a “business combination” within the meaning of MI 61-101 if such Compulsory Acquisition or Subsequent Acquisition Transaction would result in the interest of a Unitholder being terminated without its consent, subject to certain exceptions. Toromont expects that a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of Enerflex will be a “business combination” under MI 61-101. A Subsequent Acquisition Transaction in respect of Enerflex LP, as contemplated above, will not be a “business combination” under MI 61-101.

In certain circumstances, certain types of Compulsory Acquisitions or Subsequent Acquisition Transactions may constitute “related party transactions” within the meaning of MI 61-101. However, if a Compulsory Acquisition or Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such a transaction. Toromont intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of Enerflex in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 will not apply to such Compulsory Acquisition or Subsequent Acquisition Transaction. A Subsequent Acquisition Transaction in respect of Enerflex LP, as contemplated above, will not be a “related party transaction” under MI 61-101.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities such valuation, or a summary thereof. In connection therewith, Toromont currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Enerflex and Toromont or one or more of its affiliates, as applicable) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to, and is in the same form as, the consideration that the depositing Trust Unitholders were entitled to receive pursuant to the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (and which disclosure has been provided herein). Toromont currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration per Unit paid to the Unitholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, Toromont expects to rely on these exemptions.

Depending on the nature and the terms of a Subsequent Acquisition Transaction in respect of Enerflex, the Deed of Trust would require the approval of at least 66 2/3% of the votes cast by Voting Unitholders, voting together as a class, at a special meeting of Voting Unitholders duly called for the purpose of approving a Subsequent Acquisition Transaction or by written resolution. MI 61-101 would also require that, in addition to any other required Trust Unitholder approval, in order to complete a business combination, the approval of a majority of the votes cast by “minority” Trust Unitholders must be obtained (unless an exemption is available or discretionary relief is granted by the applicable securities regulatory authorities). If, however, following the Offer, Toromont and its affiliates are the registered holders of 90% or more of the Trust Units at the time the business combination is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Trust Unitholders.

In relation to the Offer and any business combination, the “minority” Trust Unitholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Trust Unitholders other than Toromont, any “interested party” (within the meaning of MI 61-101), certain “related parties” of Toromont or of any other “interested party” (in each case within the meaning of MI 61-101), including any director or senior officer of Toromont, affiliate or insider of Toromont or any of their directors or senior officers and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that Toromont may treat Trust Units acquired under the Offer as “minority” units and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed not later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to, and in the same form as, the consideration paid under the Offer; (c) certain disclosure is given in the take-over bid disclosure documents (and which has been provided herein); and (d) the Trust Unitholder that deposited such Trust Units to the Offer was not (i) a

“joint actor” (within the meaning of MI 61-101) with Toromont in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Trust Unit that is not identical in amount and form to the entitlement of the general body of Trust Unitholders in Canada. Toromont currently intends that the consideration offered for Trust Units under a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of Enerflex proposed by it would be equal in value to, and in the same form as (including consideration elections, deemed consideration elections and pro-rationing), the consideration paid to Trust Unitholders under the Offer and that such Compulsory Acquisition or Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, Toromont intends to cause Trust Units acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction. The votes attached to the 3,902,100 Trust Units held by Toromont at the commencement of the Offer, as well as any Trust Units that may be acquired by Toromont in market purchases after the date of the Offer (see Section 12 of the Offer, “Market Purchases”), if applicable, would be required to be excluded in determining whether minority approval for a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of Enerflex had been obtained for the purposes of MI 61-101. In addition, to the knowledge of Toromont, after reasonable inquiry, J. Blair Goertzen, Director and President and Chief Executive Officer of Enerflex GP will, and each of P. John Aldred, Director and Non-Executive Chairman of Enerflex GP, and Robert C. Williams, Director of Enerflex GP, may, be entitled to receive, directly or indirectly, as a consequence of the Offer, a collateral benefit. Accordingly, the votes attached to 155,300 Trust Units held by Mr. Goertzen and, to the extent Mr. Goertzen receives Trust Units upon the exercise of Options, up to 354,963 Trust Units issued upon the exercise of Options held by Mr. Goertzen would be required to be excluded in determining whether minority approval for a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of Enerflex had been obtained for the purposes of MI 61-101. Additionally, the votes attached to 2,110,450 Trust Units held by Messrs. Aldred and Williams and, to the extent Messrs. Aldred and Williams receive Trust Units upon the exercise, exchange or conversion of Options and/or Exchangeable LP Units, up to 2,675,394 Trust Units issued upon the exercise, exchange or conversion of Options and/or Exchangeable LP Units held by Messrs. Aldred and Williams may be required to be excluded in determining whether minority approval for a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of Enerflex had been obtained for the purposes of MI 61-101.

Toromont has applied for relief under MI 61-101 from the requirement, in the event that Toromont takes up and accepts for payment Units deposited under the Offer, to: (a) call a meeting of Voting Unitholders to approve a Compulsory Acquisition or Subsequent Acquisition Transaction in respect of Enerflex undertaken by Toromont in accordance with the Deed of Trust; and (b) send an information circular to Voting Unitholders in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of Enerflex, provided that minority approval shall have been obtained by written resolution.

Other Alternatives

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Enerflex, Enerflex LP and/or their respective affiliates will necessarily depend on a variety of factors, including the number of Units acquired under the Offer. Although Toromont currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of various factors, including the number of Units acquired under the Offer, delays in Toromont’s ability to effect such a transaction and information hereafter obtained by Toromont, such a transaction may not be so proposed or may be delayed or abandoned. Toromont expressly reserves the right to propose other means of acquiring, directly or indirectly, including by causing the redemption or exchange of, all of the outstanding Units and all Units issued upon the exercise, exchange or conversion of Convertible Securities in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms not described in the Circular.

If Toromont is unable to, or elects not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, Toromont will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Trust Units and/or Exchangeable LP Units in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, as applicable, or acquiring the assets of Enerflex or Enerflex LP by way of an arrangement, amalgamation, reorganization, redemption, asset sale or other transaction between Toromont and/or one or more of its affiliates. Subject to applicable Laws, any additional purchases of Units could be at a price greater than, equal to or less than the price to be paid for Units under the Offer and could be for cash and/or securities or other consideration. Alternatively, Toromont may take no action to acquire additional Units or may sell or otherwise dispose of any or all Units acquired under the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Toromont, which may vary from the terms and the price paid for Units under the Offer. See Section 12 of the Offer, “Market Purchases”.

Distributions Pending any Compulsory Acquisition or Subsequent Acquisition Transaction

Unitholders are advised that it may take up to 45 days or longer from the completion of the Offer to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, if any, although Toromont currently intends to effect any such transaction expeditiously. During such period, non-tendering Unitholders may not receive distributions (including non-interest bearing loans) from Enerflex or Enerflex LP. There can also be no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction will be completed. Accordingly, Unitholders may prefer to deposit their Units to the Offer rather than waiting for the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, if any.

10. Acceptance of the Offer

Toromont has no knowledge regarding whether any Unitholder will accept the Offer, other than the Locked-Up Unitholders, each of which has agreed to accept the Offer, subject to certain exceptions, pursuant to the Lock-Up Agreements. See Section 6 of the Circular, “Lock-Up Agreements”.

11. Benefits from the Offer

Other than as described in this Section 11 and in Section 12 of the Circular, “Agreements, Arrangements or Understandings”, to the knowledge of Toromont, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to: (a) any director or officer of Enerflex GP; (b) any associate or affiliate of an insider of Enerflex, Enerflex GP or Enerflex LP; (c) any associate or affiliate of Enerflex, Enerflex GP or Enerflex LP; (d) any insider of Enerflex, Enerflex GP or Enerflex LP, other than a director or officer of Enerflex GP; or (e) any person or company acting jointly or in concert with Enerflex, Enerflex GP or Enerflex LP, in each case other than those benefits that will accrue to Unitholders generally.

Upon a change of control of Enerflex, certain Options that are not currently exercisable for Trust Units may become exercisable for Trust Units, and certain entitlements under the Incentive Plans that have not vested may vest. In addition, certain directors and officers of Enerflex GP and certain employees of Enerflex or Enerflex LP and their respective affiliates may be entitled to compensation or benefits under employment agreements in connection with the completion of the Offer.

Enerflex disclosed in its management information circular dated March 3, 2009 the following estimated benefits for the following named executive officers of Enerflex GP: (a) if the employment of such named executive officers is terminated in connection with a “control change” of Enerflex (as defined under each such officer’s employment agreement); and (b) in connection with a “control change” of Enerflex (as defined under each such officer’s employment agreement), regardless of whether the employment of such named executive officers is terminated. The take-up and payment by Toromont of a majority of the Trust Units (on a fully-diluted basis) would constitute a “control change” under the employment agreements of Messrs. Goertzen and Harbilas. The estimated benefits set out below are calculated as at December 31, 2008 (including using a Trust Unit price of $10.44, the closing price of the Trust Units on the TSX on December 31, 2008) and are also based on certain assumptions made by Enerflex, which are disclosed in its management information circular dated March 3, 2009. Accordingly, the actual benefits for the following named executive officers upon the occurrence of a change of control of Enerflex may differ from the amounts shown below.

	Benefit on	Benefit on
	Change of	Change of
	Control with	Control without
Named Executive Officer	Termination	Termination

J. Blair Goertzen President and Chief Executive Officer of Enerflex GP	$2,861,002	$799,297
D. James Harbilas Vice-President and Chief Financial Officer of Enerflex GP	$1,378,464	$351,954
William A. Moore Senior Vice-President, Operations of Enerflex GP	$999,265	$512,447
Spencer J. Fried Vice-President, Sales and Service Delivery of Enerflex GP	$399,405	$304,838
Steven Dropulich Managing Director, Australasia of Enerflex GP	$762,226	$324,058

12.	Agreements, Arrangements or Understandings

There are no agreements, commitments or understandings made or proposed to be made between Toromont and any director or officer of Enerflex GP and no payments or other benefits are proposed to be made or given by Toromont to such directors or officers as compensation for loss of office or for remaining in or retiring from office following the completion of the Offer.

There are no agreements, arrangements or understandings made or proposed to be made between Toromont and any securityholder of Enerflex or Enerflex LP with respect to the Offer or between Toromont and any person or company with respect to any securities of Enerflex or Enerflex LP in relation to the Offer, other than the Lock-Up Agreements. See Section 6 of the Circular, “Lock-Up Agreements”.

13. Information Concerning Securities of Enerflex and Enerflex LP

As noted under “Information Concerning Enerflex and Enerflex LP” above, the information provided in this Section 13 is based solely on Enerflex’s public disclosure.

Securities Issued by Enerflex

Enerflex is authorized to issue an unlimited number of Trust Units and Special Voting Units. Each Trust Unit is transferable and represents an equal undivided beneficial interest in any distribution of Enerflex and in any assets of Enerflex net of liabilities or any other net assets of Enerflex in the event of the termination or wind-up of Enerflex. The Trust Units entitle a holder thereof to one vote for each whole Trust Unit held at all meetings of Voting Unitholders.

One Special Voting Unit has been issued to Computershare Trust Company of Canada and is held thereby on behalf of each Exchangeable LP Unitholder. The Special Voting Unit is not entitled to any interest in the assets or distributions of Enerflex. The Special Voting Unit entitles the holder thereof to that number of votes at all meetings of Voting Unitholders that is equal to the number of Trust Units into which the Exchangeable LP Units are exchangeable. The Enerflex Trustee is required to vote the Special Voting Unit in accordance with the instructions of the Exchangeable LP Unitholders. The Special Voting Unit and the votes attached thereto are not transferable separately from Exchangeable LP Units. Upon the exchange, redemption or conversion of Exchangeable LP Units for Trust Units, the corresponding number of votes attached to the Special Voting Unit will immediately be cancelled. See “Securities Issued by Enerflex LP” below.

As at September 30, 2009, there were issued and outstanding 44,240,503 Trust Units and one Special Voting Unit.

Option Plan

On October 2, 2006, Enerflex adopted the Option Plan which authorizes Enerflex to grant Options to officers, employees, directors, consultants and other personnel of Enerflex. The Option Plan provides that the terms and prices of the Options granted shall be fixed by the directors of Enerflex GP, subject to the price and other restrictions imposed by the relevant regulatory authorities, but shall not be less than the five-day volume-weighted average trading price of the Trust Units calculated in accordance with the Option Plan. Options are granted annually and normally become exercisable over a three-year period. The term of all Options is five years.

Subject to the terms of the applicable award agreement, the Option Plan provides that in the event of “control change” (as such term is defined in the Option Plan), all Options shall immediately vest and be exercisable by the holder thereof. However, the award agreements entered into between Enerflex and holders of Options generally provide that upon a “control change” (as such term is defined in the Option Plan) automatic vesting shall not occur unless: (a) the holder’s employment with Enerflex or its affiliates is terminated within 18 months from the date of the “control change” (as such term is defined in the Option Plan) or, in certain circumstances, prior to the date on which the “control change” (as such term is defined in the Option Plan) occurs; or (b) the holder’s employment with Enerflex or its affiliates is terminated by the holder for good reason (as contemplated in the applicable award agreement) within 18 months from the date of the “control change” (as such term is defined in the Option Plan).

The directors of Enerflex GP may at any time discontinue the Option Plan and, subject to applicable regulatory approval, may amend the terms of the Option Plan without Voting Unitholder approval to, among other things, change certain termination provisions of an Option (provided that no amendment may be made without the consent of the holder of the Option if the amendment alters or impairs any Option previously granted to such holder under the Option Plan).

As at September 30, 2009, there were issued and outstanding 1,210,932 Options to acquire Trust Units.

Other Incentive Plans of Enerflex

Enerflex and/or its affiliates have adopted a short-term incentive plan, a restricted trust unit plan, a performance trust unit plan and a phantom trust unit plan (collectively, the “Incentive Plans”).

Short-term incentive plan.  Each year, the directors of Enerflex GP establish certain goals and payout multipliers for purposes of the short-term incentive plan. A participant’s payout under the short-term incentive plan is determined by comparing the results of the pre-determined goals against the metrics which have been established by the directors of Enerflex GP. In establishing final payouts, the directors of Enerflex GP have discretion to make adjustments based on other factors.

Restricted trust unit plan and performance trust unit plan.  A restricted trust unit or a performance trust unit entitles the holder thereof to receive a payment from Enerflex equal to the implied market value calculated as the number of units multiplied by the value of the Trust Units on the payout date. Market value is set as the weighted average trading price of the Trust Units on the TSX during the last five trading days prior to the payout date. Restricted trust units may be granted to eligible employees of Enerflex or its affiliates on an annual basis and will generally vest 33.33% annually on each of the three anniversaries of the grant date. Restricted trust units granted to directors vest on the third anniversary of the date of grant. Vested restricted trust units are to be settled in cash, payable to the participant by the end of the year following the year in which the restricted trust unit vests or the year employment is terminated through departure, retirement or death. Performance trust units may be granted to eligible participants on an annual basis and will generally vest on the third anniversary of the grant date subject to the achievement of any performance criteria which may, at the discretion of the directors of Enerflex GP, be attached as a condition of vesting at the date of grant. Vested performance trust units are to be settled by the end of the year following the year in which vesting occurs. The directors of Enerflex GP may, at their sole discretion, satisfy, in whole or in part, the payment obligation through a cash payment to the participant or by instructing an independent broker to acquire a number of Trust Units in the open market on behalf of the participant. For all reasons of termination of employment (other than death or termination of employment by reason of disability), unless otherwise determined by Enerflex or specified in the applicable award agreement, on the termination date of a participant, any restricted trust units and performance trust units which are not vested shall be terminated and forfeited.

Phantom trust unit plan.  The phantom trust unit plan was adopted with the primary purpose of providing stock-based compensation incentives to senior personnel of Enerflex’s Australian subsidiaries. Phantom trust units can be, and normally are, granted for a term of up to five years from the date of grant. The exercise price of a phantom trust unit shall not be less than, and normally is, the “fair market value” (as such term is defined in the phantom trust unit plan) of the Trust Units at the time of grant. The phantom trust units generally vest to the benefit of the holder thereof over a five-year term, or such other term as determined by the directors of Enerflex GP. Vesting is only accelerated by a change of control or a resolution of the directors of Enerflex GP. Enerflex has not publicly disclosed what constitutes a change of control under the phantom trust unit plan. Upon exercising a vested grant of phantom trust units, the holder thereof receives a cash payment from Enerflex’s applicable US or Australian subsidiary equal to the “fair market value” (as such term is defined in the phantom trust unit plan) of a Trust Unit on the exercise date less the exercise price of the phantom trust unit as set by the directors of Enerflex GP on the grant date, less appropriate withholdings for income taxes plus a gross-up to afford the participant the same benefit as if the participant had participated in the Option Plan on an equivalent basis.

Securities Issued by Enerflex LP

Enerflex LP is authorized to issue an unlimited number of Class A LP Units and Exchangeable LP Units.

The Class A LP Units have the right to share in returns of capital and distributions of “distributable income” (as defined in the Enerflex LP Agreement) to partners of Enerflex LP and to receive the remaining property of Enerflex LP on liquidation, dissolution or winding-up in accordance with the terms of the Enerflex LP Agreement. The Class A LP Units entitle a holder thereof to one vote for each Class A LP Unit held in respect of all matters to be decided by the partners of Enerflex LP. Enerflex Systems Holdings Trust, a wholly-owned subsidiary of Enerflex, owns all of the Class A LP Units.

The Exchangeable LP Units are exchangeable into Trust Units on a one-to-one basis from time to time and are non-transferable, except in connection with an exchange for Trust Units or a take-over bid made for the Exchangeable LP Units (including the Offer). Exchangeable LP Units are intended to be, to the greatest extent practicable, the economic equivalent of Trust Units. Exchangeable LP Unitholders are entitled to non-interest bearing loans from Enerflex LP in an amount that is equal to the cash distributions made by Enerflex on each Trust Unit.

An Exchangeable LP Unitholder is entitled to direct the Enerflex Trustee to vote at any meeting of Voting Unitholders that number of votes attached to the Special Voting Unit that is equal to the number of Exchangeable LP Units held by such Exchangeable LP Unitholder. An Exchangeable LP Unitholder is not entitled to vote at any meeting of the partners of Enerflex LP, except that Exchangeable LP Unitholders are entitled to vote separately as a class in respect of any amendment to the Enerflex LP Agreement that would have an adverse impact on the Exchangeable LP Unitholders.

As at September 30, 2009, there were issued and outstanding 2,663,422 Exchangeable LP Units exchangeable into 2,663,422 Trust Units.

Except as identified in this Section 13, to the knowledge of Toromont, there are no other rights, agreements or commitments of any nature requiring the issuance, sale or transfer by Enerflex or Enerflex LP of any Units or any securities exercisable or exchangeable for, or convertible into, or that otherwise evidence a right to acquire, any Units, except the URP Rights. To the knowledge of Toromont, no ELP Rights have been issued.

Distributions of Enerflex and Enerflex LP

During the two years preceding the Offer, Enerflex has made distributions in the following amounts to Trust Unitholders, and Enerflex LP has made non-interest bearing loans in the following amounts to Exchangeable LP Unitholders:

2009 Period	Amount	2008 Period	Amount	2007 Period	Amount

First Quarter	$0.30	First Quarter	$0.25	Fourth Quarter	$0.25
Second Quarter	$0.30	Second Quarter	$0.25
Third Quarter	$0.30	Third Quarter	$0.25
		Fourth Quarter	$0.30

Enerflex makes quarterly distributions of its available distributable cash to Trust Unitholders in accordance with the Deed of Trust. Enerflex is permitted to make additional distributions in excess of its quarterly distributions during the year, as the directors of Enerflex GP may determine. Exchangeable LP Unitholders are entitled to non-interest bearing loans from Enerflex LP in an amount that is equal to the cash distributions made by Enerflex on each Trust Unit.

Previous Distributions, Purchases and Sales

On October 2, 2006, Enerflex issued 43,071,052 Trust Units in exchange for certain common shares of Enerflex Systems Ltd. and one Special Voting Unit to Computershare Trust Company of Canada. On July 6, 2005, Enerflex Systems Ltd., the predecessor corporation of Enerflex, issued, as partial consideration for the acquisition of HPS Group Pty Limited, 122,176 common shares at $23.30 per common share for aggregate gross proceeds of approximately $2,846,700.

On October 2, 2006, Enerflex LP issued 3,631,156 Exchangeable LP Units in exchange for certain common shares of Enerflex Systems Ltd. In connection with the conversion of Enerflex Systems Ltd. from a corporation to an income trust, Enerflex LP issued an undisclosed number of Class A LP Units to Enerflex Systems Holdings Trust and a general partnership interest in Enerflex LP in the amount of $1.00 to Enerflex GP.

Except for the securities referred to in the preceding two paragraphs, Trust Units issued pursuant to Enerflex’s distribution reinvestment plan or upon the exercise, exchange or conversion of Exchangeable LP Units or Convertible Securities, and common shares of Enerflex Systems Ltd. issued upon the exercise, exchange or conversion of securities exercisable or exchangeable for, or convertible into, common shares, none of Enerflex, Enerflex LP or Enerflex Systems Ltd. made any distributions of Trust Units, Class A LP Units, Exchangeable LP Units or common shares, as applicable, in the five years preceding the date of the Offer.

Except for Trust Units issued pursuant to Enerflex’s distribution reinvestment plan or upon the exercise, exchange or conversion of Exchangeable LP Units or Convertible Securities, neither Enerflex nor Enerflex LP has purchased or sold any securities during the 12 months preceding the Offer.

Price Range and Trading Volume of Trust Units

The Exchangeable LP Units are not publicly traded. The Trust Units are traded on the TSX under the trading symbol “EFX.UN”. On October 16, 2009, the day on which Toromont announced that it had made a proposal to Enerflex to enter into a business combination in which Toromont would acquire all of the Units, the closing price for the Trust Units was $10.07. On November 11, 2009, the last trading day prior to the announcement of the Offer, the closing price for Trust Units was $14.04 on the TSX. The following table sets forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of the Trust Units on the TSX:

	TSX Trading
Period	High	Low	Volume

2009
April	$10.83	$9.10	2,101,962
May	$11.47	$10.15	1,459,034
June	$10.89	$10.00	1,695,007
July	$10.54	$9.75	2,244,439
August	$10.05	$9.42	1,670,734
September	$10.68	$9.30	2,010,019
October	$16.00	$9.25	8,798,575
November 1-13	$14.38	$13.66	2,652,217

The Offer represents a 34.1% premium over the closing price of the Trust Units on October 16, 2009 and a 32.9% premium over the volume-weighted average trading price of the Trust Units over the 20 trading days ending on October 16, 2009.

Effect of the Offer on the Market for and Listing of Trust Units and Status as a Reporting Issuer

The purchase of Units by Toromont under the Offer will reduce the number of Trust Units that might otherwise trade publicly and will reduce the number of Unitholders and, depending on the number of Units acquired by Toromont, could materially adversely affect the liquidity and market value of any remaining Trust Units held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon the successful completion of the Offer, lead to the delisting of the Trust Units from the TSX. Among such criteria are the number of Trust Unitholders, the number of Trust Units publicly held and the aggregate market value and trading volume of the Trust Units publicly held. Depending on the number of Trust Units purchased under the Offer, it is possible that the Trust Units would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Trust Units could be delisted and this could, in turn, adversely affect the market, or result in a lack of an established market, for the Trust Units. If the Trust Units are delisted from the TSX, the extent of the public market for the Trust Units and the availability of price or other quotations would depend upon the number of Trust Unitholders, the number of Trust Units publicly held and the aggregate market value of the Trust Units remaining at such time, the interest in maintaining a market in Trust Units on the part of securities firms, whether Enerflex remains subject to public reporting requirements in Canada and other factors. Even if the Trust Units would not be delisted by virtue of failing to meet the criteria for continued listing on the TSX, Toromont intends, to the extent permitted by applicable Laws, to cause Enerflex to apply to voluntarily delist the Trust Units from the TSX as soon as practicable after completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction.

After the purchase of the Units under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Enerflex and Enerflex LP may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of certain jurisdictions of Canada. Furthermore, following the Offer, it may be possible for Enerflex and Enerflex LP to request the elimination of the public reporting requirements of any jurisdiction of Canada where a small number of Trust Unitholders or Exchangeable LP Unitholders, as applicable, may reside. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Toromont intends to cause Enerflex and Enerflex LP to cease to be reporting issuers under the securities laws of each jurisdiction of Canada where they are currently reporting issuers.

14. Certain Information Concerning the Toromont Shares

Authorized and Outstanding Share Capital

Toromont’s authorized share capital consists of an unlimited number of Toromont Shares and an unlimited number of preferred shares. As at November 13, 2009, there were issued and outstanding 64,742,837 Toromont Shares and no preferred shares.

The Toromont Shares entitle the holders thereof to one vote per share at all shareholder meetings except meetings at which only the holders of another class or series of shares are entitled to vote. Subject to the prior rights of holders of the preferred shares, the Toromont Shares also entitle the holders thereof to receive any dividends declared by the board of directors of Toromont and the remaining property after Toromont is dissolved.

Dividend Policy

During the two years preceding the Offer, Toromont paid the following quarterly cash dividends: $0.12 per Toromont Share in 2007; $0.14 per Toromont Share in 2008; and $0.15 per Toromont Share in 2009 through November 13, 2009.

Toromont has a practice of paying quarterly dividends on the Toromont Shares, targeting over the longer term a payout of approximately 30% of trailing earnings from continuing operations. This practice is reviewed at least annually, based upon and subject to Toromont’s earnings, financial requirements and general economic circumstances. Certain of Toromont’s credit facilities, typical to commercial lending arrangements, contain provisions which could limit the payment of dividends if certain financial covenants are not met. As at November 13, 2009, Toromont was in full compliance with these covenants.

Price Range and Trading Volume of the Toromont Shares

The Toromont Shares are traded on the TSX under the trading symbol “TIH”. On November 11, 2009, the last trading day prior to the announcement of the Offer, the closing price of the Toromont Shares was $27.07 on the TSX. The following table sets forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of the Toromont Shares on the TSX:

	TSX Trading
Period	High	Low	Volume

2008
November	$24.19	$20.01	3,091,241
December	$23.51	$19.89	2,781,254

2009
January	$24.75	$20.13	1,666,784
February	$23.43	$19.59	1,790,579
March	$24.42	$19.26	2,111,438
April	$25.97	$22.27	1,846,991
May	$25.47	$21.87	2,530,107
June	$24.88	$22.46	3,118,384
July	$24.74	$20.81	2,346,506
August	$23.84	$21.49	2,907,054
September	$24.14	$21.79	2,682,422
October	$25.30	$22.44	3,473,187
November 1-13	$27.42	$24.50	1,435,526

Material Changes in Capitalization of Toromont

There have not been any material changes in the capitalization or indebtedness of Toromont since September 30, 2009, the date of Toromont’s most recently filed financial statements. Unitholders should refer to Schedule A to the Offer and Circular for unaudited pro forma consolidated financial statements for Toromont for the year ended December 31, 2008 and for the three and nine months ended September 30, 2009, which give effect to the acquisition of Enerflex by Toromont, and Section 7 of the Circular, “Source of Funds”, for a description of potential arrangements into which Toromont may enter in order to fund its payment obligations under the Offer.

Distributions of Toromont Shares

The following table summarizes the issuances by Toromont of Toromont Shares upon the exercise of options to acquire Toromont Shares within the 12 months prior to the date of the Offer:

	Price per	Number of
	Toromont	Toromont
Date	Share	Shares

2008
November 24, 2008	$10.64	240
December 2, 2008	$10.71	8,000
December 8, 2008	$10.64	12,600
December 9, 2008	$10.64	1,200
December 10, 2008	$10.64	10,000
December 11, 2008	$10.64	12,000
December 11, 2008	$16.59	540
December 12, 2008	$10.64	4,560
December 18, 2008	$10.71	600
December 18, 2008	$16.59	2,400
December 22, 2008	$10.64	3,000

2009
January 8, 2009	$10.64	2,000
January 13, 2009	$10.28	2,000
January 19, 2009	$10.64	60,000
January 21, 2009	$10.28	2,500
January 21, 2009	$10.64	1,200
January 27, 2009	$10.64	2,000
January 28, 2009	$10.64	2,000
January 30, 2009	$10.64	1,000
February 5, 2009	$10.71	800
February 19, 2009	$10.71	6,360
February 19, 2009	$16.59	100
February 24, 2009	$10.71	8,000
February 24, 2009	$16.59	8,000
February 27, 2009	$10.71	8,000
March 6, 2009	$16.59	200
March 13, 2009	$10.71	6,000
March 30, 2009	$21.94	4,000
May 8, 2009	$10.71	2,000
May 14, 2009	$16.59	750
June 3, 2009	$10.71	4,800
June 3, 2009	$16.59	12,000
August 19, 2009	$10.71	4,000
August 27, 2009	$21.94	2,400
August 27, 2009	$10.71	10,000
September 9, 2009	$10.71	500
September 9, 2009	$16.59	1,050
September 21, 2009	$10.71	3,000
November 2, 1009	$10.71	900
November 3, 2009	$16.59	2,000
November 4, 2009	$16.59	2,000
November 10, 2009	$10.71	6,000

The following table summarizes the issuances by Toromont of options to acquire Toromont Shares within the 12 months prior to the date of the Offer:

	Price per	Number of
Date	Option	Options

2009
February 10, 2009	$22.02	498,000
July 21, 2009	$23.34	10,000

Other than the issuances of Toromont Shares and options to acquire Toromont Shares set out in the tables above, Toromont has not issued any Toromont Shares or securities convertible into Toromont Shares within the 12 months preceding the date of the Offer.

Toromont purchased, pursuant to its normal course issuer bid, 43,400 Toromont Shares at an average cost of $19.77 per Toromont Share in the first quarter of 2009 and 595,600 Toromont Shares at an average cost of $21.50 per Toromont Share in the fourth quarter of 2008. Except as described in the preceding sentence, Toromont did not purchase any Toromont Shares within the 12 months prior to the date of the Offer.

15.	Risk Factors

As Unitholders may acquire Toromont Shares in consideration or partial consideration for all or a portion of the Units that they deposit under the Offer, Unitholders should carefully consider the risks and uncertainties associated with Toromont and the Toromont Shares set out in this Section 15 and those described in the documents that Toromont has filed with Canadian securities regulatory authorities incorporated by reference herein, including its management’s discussion and analysis for the year ended December 31, 2008 and the three and nine months ended September 30, 2009. In addition, there are certain risks and uncertainties associated with the Offer and the combination of Toromont and Enerflex, including those set out in this Section 15. Additional risks and uncertainties relating to Enerflex and Enerflex LP are described in the documents filed by Enerflex with the Canadian securities regulatory authorities and available on SEDAR at www.sedar.com. Toromont expects that these risk and uncertainties will also be applicable to the combined business. These risks and uncertainties may not be the only risks and uncertainties faced by Toromont or the combined company. Other risks and uncertainties not presently known by Toromont or that Toromont currently believes are not material could also materially and adversely affect Toromont’s or the combined company’s business, results of operations and/or financial condition.

Risks Relating to the Offer

The market value of Toromont Shares received by Unitholders under the Offer may vary significantly from the date on which the exchange ratio was fixed.

Depositing Unitholders that elect the Share Alternative will receive a number of Toromont Shares under the Offer based on a fixed exchange ratio, rather than Toromont Shares with a specific market value. Even if a depositing Unitholder elects the Cash Alternative, the consideration the Unitholder receives for its deposited Units may include Toromont Shares as a result of pro ration. The number of Toromont Shares to be issued in exchange for each Unit will not be adjusted to reflect any changes in the market value of the Toromont Shares. Consequently, the market value of the Toromont Shares issued to Unitholders in connection with the take-up of their Units under the Offer may vary significantly from the market value for those Toromont Shares on the date of the Offer or on the date on which such Unitholders deposited their Units under the Offer. If the market price of the Toromont Shares declines, the value of the consideration received by Unitholders that elect the Share Alternative will decline as well. Conversely, if the market price of the Toromont Shares increases, Unitholders that elect the Cash Alternative may, to the extent they receive cash for their deposited Units, receive consideration with a lower market value than if they had elected the Share Alternative. Variations in the market price of the Toromont Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Toromont (either alone or combined with Enerflex), including factors that may affect the business, operations or prospects of Toromont or the combined company over which Toromont has no control, as well as general market volatility.

The value of the cash portion of the Offer will fluctuate for non-Canadian Unitholders.

All cash payable under the Offer, including the cash consideration under the Cash Alternative and the cash consideration under the Share Alternative, will be denominated in Canadian dollars. Currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer or the date on which non-Canadian Unitholders deposited their Units under the Offer. These changes may significantly affect the value of the cash consideration received for Units deposited by non-Canadian Unitholders.

The actual cash and share consideration received by Unitholders will depend on pro ration.

Toromont is offering to purchase Units on the basis of, at the election of the Unitholder, $13.50 in cash for each Unit or 0.5098 of a Toromont Share and $0.05 in cash for each Unit. However, the maximum amount of cash payable by Toromont and the maximum number of Toromont Shares issuable by Toromont are capped and will be pro rated based on elections made by Unitholders. See Section 1 of the Offer, “The Offer”. Consequently, a depositing Unitholder that elects the Cash Alternative in respect of all of its Units may nonetheless receive Toromont Shares for a portion of the consideration for its deposited Units. For the same reason, a Unitholder that elects the Share Alternative in respect of all of its Units, may receive a portion of the consideration for its deposited Units in cash. If all Unitholders deposited their Units to the Cash Alternative or all Unitholders deposited their Units to the Share Alternative, each Unitholder would be entitled to receive $6.775 in cash and 0.2549 of a Toromont Share for each Unit deposited, subject to adjustment for fractional shares.

After completion of the Offer, Enerflex and Enerflex LP would become majority-owned subsidiaries of Toromont and Toromont’s interests could differ from that of other Unitholders.

If the Offer is successful, Toromont will have the authority to determine the directors of Enerflex GP and its affiliates and, as a result, appoint new management for Enerflex and its subsidiaries. Toromont will also have the authority to approve certain actions requiring the approval of Unitholders, including adopting certain amendments to the Deed of Trust and approving mergers of Enerflex’s subsidiaries or sales of Enerflex’s assets. Toromont currently intends, if it takes up and pays for the Units validly deposited under the Offer, to acquire all of the outstanding Units not deposited under the Offer by way of a Compulsory Acquisition or Tax Efficient Subsequent Acquisition, in the case of Trust Units, and a Mandatory Redemption, in the case of Exchangeable LP Units. If Toromont is unable to, or chooses not to, complete (or if there is a delay in completing) a Compulsory Acquisition or Subsequent Acquisition Transaction, Toromont will nonetheless own sufficient Trust Units to control Enerflex and Enerflex LP. Toromont’s interests with respect to Enerflex and Enerflex LP may differ from the interests of Unitholders that did not deposit their Units under the Offer.

Certain actions contemplated in connection with the Offer will trigger an event of default under Enerflex’s credit facility and may trigger equivalent or other provisions under one or more of Enerflex’s other material contracts.

The take-up of a majority of the Units under the Offer and certain other actions contemplated in connection with the Offer will constitute an event of default under the credit facility of Enerflex Systems Ltd. These actions may also constitute an event of default under one or more other debt instruments to which Enerflex or its affiliates are a party. If an event of default were to occur under a debt instrument of Enerflex or one of its affiliates, the associated debt could be accelerated. If Toromont successfully completes a Compulsory Acquisition or Subsequent Acquisition Transaction, it currently intends to repay or refinance such indebtedness. However, Toromont may be unable, or may elect not, to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, in which case Enerflex may need to repay or refinance its accelerated debt. In addition, Enerflex or its affiliates may be party to other agreements that contain provisions that may be triggered upon the actions contemplated in connection with the Offer. The operation of any such provision, if triggered and not waived by the counterparty, could result in material unanticipated expenses or other materially adverse consequences to Enerflex or the combined company. The debt instruments and other material agreements of Enerflex or its affiliates are not publicly available other than the credit agreement governing the aforementioned credit facility. As a result, Toromont cannot determine whether any provisions in these agreements might be triggered by the Offer and related actions.

The market and listing for the Trust Units may be affected by the completion of the Offer.

The purchase of any Units by Toromont under the Offer will reduce the number of Trust Units that might otherwise trade publicly, as well as the number of Unitholders. Depending on the number of Unitholders and the number of Units outstanding following completion of the Offer, the successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Trust Units held by the public.

The rules of the TSX establish certain criteria that, if not met, could lead to the delisting of the Trust Units from the TSX. Among such criteria are the number of securityholders, the number of securities publicly held and the market value and trading volume of the securities that are publicly held. Depending on the number of Trust Units outstanding following the Offer, it is possible that the Trust Units would fail to meet the criteria for continued listing on the TSX. If this were to occur, the Trust Units could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Trust Units. Even if the Trust Units would not be delisted by virtue of failing to meet the criteria for continued listing on the TSX, Toromont intends, to the extent permitted by applicable Laws, to cause Enerflex to apply to voluntarily delist the Trust Units from the TSX as soon as practicable after the completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction.

Additionally, after completion of the Offer, Enerflex and Enerflex LP may be permitted to eliminate certain public reporting requirements under applicable securities legislation in each jurisdiction of Canada. To the extent permitted by applicable Laws, after the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Toromont intends to cause Enerflex and Enerflex LP to cease to be reporting issuers under the securities laws of each jurisdiction of Canada where they are currently reporting issuers.

In certain circumstances, Toromont may withdraw the option of Unitholders to obtain a tax-deferred rollover in respect of Toromont Shares they receive under the Offer and, in the case of Trust Unitholders, under a Compulsory Acquisition or a Tax Efficient Subsequent Acquisition.

Unitholders that are Eligible Holders and that elect the Share Alternative, and that further elect the Rollover Option in the Letter of Transmittal, may, depending on the circumstances, make a joint tax election with Toromont to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes in respect of their disposition of Units to Toromont under the Offer. This Rollover Option may also be available to Trust Unitholders that are Eligible Holders to the extent that they exchange their Trust Units for Toromont Shares under the Share Alternative in a Compulsory Acquisition or Tax Efficient Subsequent Acquisition. However, Toromont reserves the right to withdraw the Rollover Option in certain circumstances. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Exchange of Trust Units for Cash and Toromont Shares — Circumstances in Which the Rollover Option May Be Withdrawn”. In the absence of such a rollover, a Resident Unitholder who disposes of Units to Toromont under the Offer will realize a capital gain (or capital loss) as determined in the manner described under Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition” and “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Exchangeable LP Units Under the Offer”.

The issuance of a significant number of Toromont Shares and a resulting “market overhang” could adversely affect the market price of the Toromont Shares after the take-up of Units under the Offer.

If the Offer is successful, a significant number of additional Toromont Shares will be available for trading in the public market. A significant increase in the number of Toromont Shares issued and outstanding, or the perception that such a significant increase may occur or that there will be a significant increase in sales of Toromont Shares as a result thereof, may adversely affect the market price for the Toromont Shares. Moreover, in the event that any Unitholder holding a significant percentage of Units deposits its Units under the Offer in exchange for Toromont Shares, such Unitholder may hold a significant percentage of Toromont Shares after the take-up of such Units. The potential that such a Unitholder may sell the Toromont Shares it receives as consideration under the Offer in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Toromont Shares in the public market, could adversely affect the market price of the Toromont Shares.

Risks Relating to Toromont and the Combination of Toromont and Enerflex

Toromont is relying, without verification, on the information regarding Enerflex and Enerflex LP included in, or which may have been omitted from, the Offer and Circular.

All information regarding Enerflex and Enerflex LP contained in the Offer and Circular, including all financial information of Enerflex and all pro forma financial information derived from Enerflex’s financial information, has been based solely upon Enerflex’s public disclosure on file with Canadian securities regulatory authorities. Although Toromont does not have any knowledge that would indicate that Enerflex’s public disclosure is inaccurate or incomplete, any inaccuracy or material omission in Enerflex’s public disclosure, including the information about or relating to Enerflex and Enerflex LP contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating Enerflex’s operations with those of Toromont or adversely affect the operational plans or prospects of the combined company and its results of operations and financial condition.

The combination of Toromont and Enerflex may not realize the anticipated benefits, in the expected time-frames or at all, due to unanticipated challenges or delays with integrating the two companies.

Toromont has made the Offer with the expectation that its successful completion and a subsequent combination of Toromont and Enerflex will result in greater long-term potential and value creation than the individual companies could achieve on their own. This expectation is based, in part, on a presumed increase in the financial strength and access to capital of the combined company and certain presumed synergies from consolidation, including the elimination of excessive fabrication facilities, overlapping service facilities, certain public company costs of Enerflex and duplicative head office and general administrative expenses. These anticipated benefits and synergies will depend in part on whether the operations, systems, management and cultures of Enerflex and Toromont can be integrated in an efficient and effective manner, the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction and whether the presumed bases or sources of synergies produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities and expenses, significant one-time write-offs or restructuring charges and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined company, or that the integration of the two companies’ operations, systems, management, personnel and cultures will be timely or effectively accomplished, or ultimately will be successful in achieving the anticipated benefits.

The integration process may lead to greater than expected operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, client or suppliers) for Toromont or Enerflex or the combined business that may affect the ability of the combined business to realize the anticipated benefits of the combination or may materially and adversely affect Toromont’s, Enerflex’s or the combined company’s business, results of operations and/or financial condition.

Toromont’s indebtedness following completion of the Offer will be higher than Toromont’s existing indebtedness.

Toromont’s indebtedness as at September 30, 2009 was approximately $158 million. Toromont’s pro forma indebtedness as at September 30, 2009, after giving effect to the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction and Toromont’s proposed financing arrangements described in Section 7 of the Circular, “Source of Funds” would be approximately $601.6  million. For further details, see the unaudited pro forma consolidated financial statements for Toromont in Schedule A to the Offer and Circular. As a result of this expected increase in indebtedness, demands on Toromont’s cash resources will increase after the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. These increased levels of indebtedness could reduce funds available for investment in capital expenditures and/or create competitive disadvantages compared to other companies with lower indebtedness levels. Any of these consequences could materially and adversely affect Toromont’s or the combined company’s business, results of operations and/or financial condition.

16.	Pro Forma Consolidated Financial Statements

Unitholders should refer to Schedule A to the Offer and Circular for unaudited pro forma consolidated financial statements for Toromont for the year ended December 31, 2008 and for the nine months ended September 30, 2009.

17.	Regulatory Considerations

Toromont’s obligation to take up and pay for Units under the Offer is conditional upon all approvals, waiting or suspensory periods (and any extensions thereof), consents, orders, rulings and exemptions of any Governmental Entity (including Competition Act Approval) that are, as determined by Toromont, in its sole discretion, necessary or advisable to complete the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction having been obtained or, in the case of waiting or suspensory periods, having expired or terminated, each on terms satisfactory to Toromont, in its sole discretion. The principal approval required is described below. See Section 4 of the Offer, “Conditions of the Offer”.

Based upon an examination of publicly available information relating to the business of Enerflex, Toromont does not expect the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable, to give rise to material competition or antitrust concerns in any jurisdiction. However, Toromont cannot be assured that no such concerns will arise.

Competition Act

Proposed acquisitions of more than 35% or 50% of the units of a trust that controls an operating business in Canada are subject to pre-merger notification under the Competition Act if they exceed certain financial thresholds. In that case, certain information is required to be provided to the Commissioner and the transaction may not be completed until the expiry, waiver or termination of a statutory waiting period (the “Waiting Period”). After a complete pre-merger notification is made, an initial 30-day Waiting Period commences. At any time during that 30-day period, the Commissioner may issue a supplementary information request (“SIR”) requiring that additional information be supplied to the Commissioner. Issuance of an SIR will extend the Waiting Period to 30 days beyond the date upon which all of the information required by the SIR is received by the Commissioner.

The Commissioner may, upon request, issue an ARC in respect of a proposed transaction if she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act. If the Commissioner issues an ARC in respect of a proposed transaction, the transaction is exempt from the pre-merger notification provisions. Alternatively, the Commissioner may issue a “no-action” letter indicating that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the proposed transaction and waive any applicable Waiting Period.

The Commissioner’s review of a transaction may take longer than the Waiting Period, depending upon whether the transaction is classified by the Commissioner as non-complex (which has a non-binding service standard period of 14 days), complex (which has a non-binding service standard period of 10 weeks) or very complex (which has a non-binding service standard period of five months). Under the Competition Act, the Commissioner may decide to challenge the transaction or seek to prevent its closing if the Commissioner is of the view that the transaction is likely to prevent or lessen competition substantially. The Commissioner may make an application to the Competition Tribunal to challenge a transaction under the merger provisions of the Competition Act prior to closing, and for up to one year after the transaction has been substantially completed. If the Competition Tribunal finds that the transaction is likely to prevent or lessen competition substantially, it may order that the transaction not proceed or, in the event that the transaction has been completed, order its dissolution or the disposition of some or all of the assets or shares involved. With the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may also order a person to take any other action.

The acquisition of greater than 35% or 50% of the Units by Toromont is subject to pre-merger notification under the Competition Act. Toromont has applied for an ARC or a “no action” letter in respect of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, and has made a pre-merger notification filing. The obligation of Toromont to complete the Offer is, among other things, subject to the condition that the Commissioner shall have issued an ARC in respect of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, or (a) the Waiting Period shall have expired or been terminated or waived, and (b) Toromont shall have been advised in writing by the Commissioner, on terms and conditions satisfactory to Toromont, in its sole discretion, that the Commissioner is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

Other Jurisdictions

Based upon an examination of publicly available information relating to the business of Enerflex, Toromont does not believe that any material competition or antitrust filings or approvals will be required in any jurisdiction other than Canada in respect of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

18.	US Securities Laws

The Toromont Shares offered under the Offer are being offered pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. No Toromont Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States who is an Ineligible US Unitholder.

Ineligible US Unitholders who would otherwise receive Toromont Shares in exchange for their Units may, at the sole discretion of Toromont, have such Toromont Shares issued on their behalf to a selling agent, which shall, as agent for such Unitholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Toromont Shares on their behalf through the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. Each Unitholder for whom Toromont Shares are sold by the selling agent will receive an amount equal to such Unitholder’s pro rata interest in the net proceeds of sales of all Toromont Shares so sold by the selling agent. In effecting the sale of any Toromont Shares, the selling agent will, except as provided above, exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price for such Toromont Shares. Neither Toromont, nor the Depositary, nor the selling agent will be liable for any loss arising out of any sale of such Toromont Shares relating to the manner or timing of such sales, the date or dates of such sales or the prices at which Toromont Shares are sold, or otherwise (except for gross negligence or wilful misconduct). The sale price of the Toromont Shares sold on behalf of such persons will fluctuate with the market price of the Toromont Shares, and no assurance can be given that any particular price will be received upon such sale.

All Ineligible US Unitholders must notify their broker, financial advisor, financial institution or other nominee through which their Units are held of their status as an Ineligible US Unitholder. Failure by an Ineligible US Unitholder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Units are held of such Unitholder’s status as an Ineligible US Unitholder prior to the Expiry Time will be deemed to be a certification that such Unitholder is not a resident of a US state who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Unitholder is a resident. Any Unitholder in the United States who deposits Units using a Letter of Transmittal that does not indicate whether such Unitholder is an Ineligible US Unitholder will be deemed to have certified that such Unitholder is not an Ineligible US Unitholder.

Toromont Shares issued to Unitholders under the Offer will be “restricted securities” within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Units deposited by such Unitholders under the Offer are “restricted securities”. Accordingly, if a Unitholder deposits Units under the Offer that bear a US Securities Act restrictive legend, any Toromont Shares issued to such Unitholder in exchange for such Units shall also bear a US Securities Act restrictive legend. In addition, Toromont Shares acquired by affiliates of Toromont may be resold only outside the United States pursuant to Regulation S under the US Securities Act, pursuant to a subsequent registration statement under the US Securities Act or in accordance with the requirements of Rule 144. In general, an affiliate for this purpose is an officer or director of Toromont or, if the Offer is completed, a Unitholder who beneficially owns more than 10% of the outstanding Toromont Shares.

19.	Certain Canadian Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to Toromont, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a Unitholder in respect of the disposition of Units to Toromont under the Offer or a Compulsory Acquisition or a transfer or redemption of Units pursuant to a Subsequent Acquisition Transaction described in Section 9 of this Circular, “Acquisition of Units Not Deposited”. This summary does not address the tax consequences of any other transaction pursuant to which Units may be acquired or disposed of, or of an exercise, exchange, conversion or sale of Convertible Securities. This summary is based on the assumption that there is no value to the Rights acquired by Toromont, and no amount of the consideration to be paid by Toromont will be in respect of the acquisition of the Rights.

This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder in force on the date hereof (the “Regulations”) and counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in their present form. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ materially from those described in this summary.

This summary does not apply to a Unitholder: (a) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (b) that is a “financial institution” within the meaning of section 142.2 of the Tax Act; (c) that is a “specified financial institution” (as defined in the Tax Act); or (d) that has elected to report its “Canadian tax results” in a functional currency in accordance with the provisions of subsection 261(3) the Tax Act. Such Unitholders should consult their own tax advisors.

This summary assumes that Enerflex is a “mutual fund trust” (as defined in the Tax Act) and will continue to so qualify throughout the period during which Unitholders hold any Trust Units. If Enerflex were not to so qualify at any time, the tax consequences to Unitholders described herein could in some respects be materially different. This summary also assumes that the Trust Units are not “Canadian property mutual fund investments” for the purposes of Part XIII.2 of the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Unitholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Unitholders should consult their own legal and tax advisors with respect to the tax consequences to them of having their Units acquired or redeemed based on their particular circumstances, including the application and effect of the income and other taxes of any country, province or other jurisdiction in which the Unitholders reside or carry on business.

Residents of Canada

The following portion of the summary is generally applicable to a Unitholder who, at all relevant times, for purposes of the Tax Act: (a) is, or is deemed to be, resident in Canada; (b) deals at arm’s length with Enerflex, Enerflex LP and Toromont; (c) is not affiliated with Enerflex, Enerflex LP or Toromont; and (d) holds its Units as capital property (a

“Resident Unitholder”). Units generally will be considered capital property to a Resident Unitholder unless the Resident Unitholder holds such Units in the course of carrying on a business or the Resident Unitholder has acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

Certain Resident Unitholders whose Trust Units would not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Trust Units, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Unitholder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Where Units are acquired by Toromont under the Share Alternative and the Rollover Option and the Resident Unitholder makes a valid section 85 election in respect of such Units, as described below, the Toromont Shares received in exchange will not be Canadian securities for purposes of subsection 39(4) of the Tax Act.

Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition

Exchange of Trust Units for Cash Only

A Resident Unitholder whose Trust Units are disposed of to Toromont for cash only will realize a capital gain (or capital loss) equal to the amount by which the cash received for such Trust Units, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to such Resident Unitholder of such Trust Units. The general tax treatment of capital gains and capital losses is discussed below under the heading “Taxation of Capital Gains and Capital Losses”.

Exchange of Trust Units for Cash and Toromont Shares

No Tax-Deferred Rollover Under the Tax Act

Subject to the availability of the joint election under section 85 of the Tax Act referred to below, a Resident Unitholder whose Trust Units are disposed of to Toromont in exchange for cash and Toromont Shares will be considered to have disposed of such Trust Units for proceeds of disposition equal to the sum of: (a) the cash received by such Resident Unitholder on the exchange; and (b) the fair market value, as at the time of the exchange, of the Toromont Shares received by such Resident Unitholder on the exchange. The Resident Unitholder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Unitholder of such Trust Units. The cost to the Resident Unitholder of the Toromont Shares received by the Resident Unitholder on the exchange will be equal to the fair market value of those Toromont Shares at that time and such cost will be averaged with the adjusted cost base of all other Toromont Shares held by the Resident Unitholder immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Toromont Share held by such Resident Unitholder.

Tax-Deferred Rollover Under the Tax Act

Provided that the Rollover Option is not withdrawn, a Resident Unitholder that is an Eligible Holder who disposes of Trust Units to Toromont in exchange for cash and Toromont Shares under the Offer, a Compulsory Acquisition or a Tax Efficient Subsequent Acquisition pursuant to the Share Alternative, and who further elects the Rollover Option in the Letter of Transmittal, may be permitted to make a joint election with Toromont pursuant to subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred “rollover” for purposes of the Tax Act, depending on the Elected Amount (as defined below) and the adjusted cost base to the Eligible Holder of the Trust Units at the time of the disposition.

An Eligible Holder making an election under section 85 of the Tax Act will be required to designate an amount (the “Elected Amount”) in the election form that will be deemed to be the proceeds of disposition of the Eligible Holder’s Trust Units. By designating an appropriate Elected Amount, an Eligible Holder may, for purposes of the Tax Act, avoid recognizing all or any portion of the capital gain that the Eligible Holder would otherwise realize on the disposition.

In general, where an election is made, the Elected Amount must comply with the following rules:

(a)	the Elected Amount may not be less than the amount of cash received by the Eligible Holder on the exchange;

(b)	the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Trust Units exchanged, determined at the time of the exchange, and the fair market value of the Trust Units at that time; and

(c)	the Elected Amount may not exceed the fair market value of the Trust Units at the time of the exchange.

Where an Eligible Holder and Toromont make an election that complies with the rules above, the tax treatment to the Eligible Holder generally will be as follows:

(a)	the Eligible Holder will be deemed to have disposed of the Trust Units for proceeds of disposition equal to the Elected Amount;

(b)	if the Elected Amount is equal to the aggregate of the adjusted cost base to the Eligible Holder of the Trust Units and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c)	to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the Trust Units to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

(d)	the cost of Toromont Shares acquired on the disposition will equal the amount, if any, by which the Elected Amount exceeds the amount of the cash received by the Eligible Holder on the disposition, and such cost will be averaged with the adjusted cost base of all other Toromont Shares held by the Eligible Holder immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Toromont Share held by such Eligible Holder.

Eligible Holders who wish to make the election under section 85 of the Tax Act must elect both the Share Alternative and the Rollover Option. Eligible Holders who elect the Cash Alternative will not be permitted to elect the Rollover Option, even if such Eligible Holders receive Toromont Shares as a result of pro ration.

An Eligible Holder who wishes to dispose of Trust Units under the Rollover Option and enter into a joint tax election with Toromont under subsection 85(1) or (2) of the Tax Act must obtain the appropriate federal election forms (Form T2057 or, in the event that the Trust Units are held by a partnership, Form T2058) from the CRA, and where necessary, appropriate provincial election forms from the appropriate provincial office. Toromont intends to provide information with respect to these forms after the Expiry Time on its website at www.toromont.com.

An Eligible Holder who wishes to dispose of Trust Units under the Rollover Option and effect the disposition of such Eligible Holder’s Trust Units pursuant to section 85 of the Tax Act (or any similar provision of any provincial tax legislation) must ensure that two signed copies of Form T2057 or, in the event that the Trust Units are held by a partnership, two signed copies of Form T2058 (and where necessary, two signed copies of the appropriate provincial forms), are received by Toromont at its head office (3131 Highway 7 West, Concord, Ontario, L4K 1B7; Attention: Director of Taxation) on or before 90 days after the Expiry Time duly completed with the details of the number of Trust Units transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections. Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), and provided the Rollover Option is not withdrawn as discussed below, one copy of the election form (and one copy of any provincial election form) will be returned to the particular Eligible Holder at the address indicated on the election form, signed by Toromont, for filing by the Eligible Holder with the CRA (and any applicable provincial tax authority). Any Eligible Holder who does not ensure that the duly completed election forms have been received by Toromont on or before 90 days after the Expiry Time will not be able to benefit from the rollover provisions in section 85 of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with Toromont should give their immediate attention to this matter.

Where Trust Units are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file one copy of Form T2057 (and, where applicable, the corresponding provincial form(s)) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or business number of each co-owner. Where the Trust Units are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 on behalf of (but not for) each member of the partnership (and, where applicable, the corresponding form(s) with the provincial taxation authority). Such Form T2058 (and provincial form(s), if applicable) must be accompanied by a list containing the name and social insurance number or business number of each partner and must be signed by each partner or accompanied by a copy of the document authorizing the designated partner to complete, execute and file the form on behalf of the other partners.

Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act will be the sole responsibility of the Eligible Holder making such election, and such Eligible Holder will be solely responsible for the payment of any late filing penalties. Provided the Rollover Option is not withdrawn as discussed below, Toromont agrees only to add the required information regarding Toromont to any properly completed election form received by

Toromont at its head office (3131 Highway 7 West, Concord, Ontario, L4K 1B7; Attention: Director of Taxation) on or before 90 days after the Expiry Time, to execute any such election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form within 60 days after the receipt thereof. Accordingly, Toromont will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election form must be received by the CRA on or before the day that is the earliest of the days on or before which either Toromont or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Toromont’s 2010 taxation year is scheduled to end on December 31, 2010, although Toromont’s taxation year could end earlier as a result of an event such as an amalgamation. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms of an Eligible Holder must be received by Toromont in accordance with the procedures set out herein no later than 90 days after the Expiry Time.

Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin  IT-291R3 issued by the CRA for further information respecting the election. Eligible Holders wishing to make the election under subsection 85(1) or (2) of the Tax Act should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Circumstances in Which the Rollover Option May Be Withdrawn

The availability of the Rollover Option to Eligible Holders is subject to the conditions that (a) there is no limitation on, or challenge to, Toromont’s ability to acquire all Trust Units not deposited under the Offer pursuant to either a Compulsory Acquisition or Tax Efficient Subsequent Acquisition by the earlier of (i) the completion of a Compulsory Acquisition or Tax Efficient Subsequent Acquisition and (ii) 60 days after the Expiry Time, and (b) Toromont shall have determined, in its sole discretion, that from and after the date of the Offer, there has been no change (including any announced prospective change) or amendment to the Tax Act (or any other Law) proposed, promulgated or enacted, or any announcement of, amendment to or change in the administrative practice or policy of CRA or any interpretation or proposed interpretation (whether or not publicly announced) or ruling of CRA or the Department of Finance (Canada) or any judicial, administrative or governmental determination, decision or action, which could result in adverse tax consequences to Toromont or its affiliates from the acquisition by Toromont of Units under the Rollover Option. If these conditions are not met, Toromont may, in its sole discretion, withdraw the Rollover Option, in which circumstance Toromont will not make an election under subsection 85(1) or (2) of the Tax Act with any Eligible Holder.

Disposition of Trust Units Pursuant to an Alternative Subsequent Acquisition

As described in Section 9 of the Circular, “Acquisition of Units not Deposited”, if Toromont takes up and pays for Units validly deposited under the Offer, and Toromont is unable, or elects not, to effect a Compulsory Acquisition or Tax Efficient Subsequent Acquisition, Toromont will evaluate other alternatives to acquire all of the Trust Units not deposited under the Offer. Such a Subsequent Acquisition Transaction may proceed by way of an Alternative Subsequent Acquisition which is expected to involve a transfer by Enerflex of its assets to Toromont or one or more of its affiliates and the redemption of all of the outstanding Trust Units (other than those held by Toromont) at a price equal to, and payable in the same form as, the consideration paid for Units acquired under the Offer.

A Resident Unitholder whose Trust Units are redeemed by Enerflex pursuant to an Alternative Subsequent Acquisition as described above will generally be required to include in income such portion of Enerflex’s income for the year in which the redemption takes place as is allocated and paid by Enerflex to the Resident Unitholder in connection with the redemption of such Trust Units, including taxable capital gains of Enerflex arising as a result of the sale of its assets to Toromont or its affiliates. To the extent such an allocation is made, the tax consequences of a redemption could be different and less favourable than the tax consequences of a sale under the Offer.

In addition, a Resident Unitholder whose Trust Units are redeemed pursuant to an Alternative Subsequent Acquisition will be considered to have disposed of such Trust Units for purposes of the Tax Act. A Resident Unitholder will realize a capital gain (or capital loss) on such redemption equal to the amount by which the Resident Unitholder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Trust Units to the Resident Unitholder and any reasonable costs of disposition. For this purpose, a Resident Unitholder’s proceeds of disposition will not include that portion, if any, of Enerflex’s income allocated to the Resident Unitholder (including taxable capital gains) nor will it include any amount allocated by Enerflex to the Resident Unitholder that represents the non-taxable portion of any capital gain realized by Enerflex. Any capital gain or loss realized by the Resident Unitholder on the redemption of a Trust Unit will be subject to the general rules relating to the taxation of capital gains and capital losses described below under the heading “Taxation of Capital Gains and Capital Losses”.

A redemption of Trust Units pursuant to an Alternative Subsequent Acquisition would not be eligible for a tax-deferred “rollover” under the Tax Act. Accordingly, the Rollover Option will not be available to any Unitholder who disposes of Trust Units pursuant to an Alternative Subsequent Acquisition.

Disposition of Exchangeable LP Units Under the Offer

A Resident Unitholder who disposes of Exchangeable LP Units to Toromont under the Offer will realize a capital gain (or capital loss) as determined in the manner described above for Trust Units under the heading “Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition”. Provided the Rollover Option is not withdrawn, a Resident Unitholder that is an Eligible Holder who receives cash and Toromont Shares under the Offer pursuant to the Share Alternative, and who elects the Rollover Option in the Letter of Transmittal, may be permitted to make a joint election with Toromont pursuant to subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, pursuant to subsection 85(2) of the Tax Act) in the circumstances and manner described above for Trust Units under the heading “Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition — Tax-Deferred Rollover Under the Tax Act”. For the circumstances in which the Rollover Option may be withdrawn, see “Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition — Circumstances in Which the Rollover Option May Be Withdrawn” above.

The adjusted cost base of a Resident Unitholder’s Exchangeable LP Units will be determined in accordance with the detailed rules in the Tax Act and will generally be equal to the cost thereof increased by any income (and the full amount of capital gains) allocated to the Resident Unitholder for fiscal periods ending before that time, and reduced by any share of losses (and the full amount of any capital losses) allocated to the Resident Unitholder for fiscal periods ending before that time and by distributions made by Enerflex LP to such Resident Unitholder before that time. Pursuant to the Tax Proposals, the adjusted cost base of a Resident Unitholder’s Exchangeable LP Units will be increased immediately before the Resident Unitholder ceases to be a partner of Enerflex LP by the amount of the Resident Unitholder’s share of any income (and the full amount of capital gains) for the current fiscal year of Enerflex LP allocated to the Resident Unitholder, even though such fiscal year will not have ended, and will be reduced by any losses (and the full amount of capital losses) for such fiscal year allocated to the Resident Unitholder.

Disposition of Exchangeable LP Units in Connection with a Compulsory Acquisition, Tax Efficient Subsequent Acquisition or Alternative Subsequent Acquisition

If Toromont effects a Compulsory Acquisition, a Tax Efficient Subsequent Acquisition or an Alternative Subsequent Acquisition, a Resident Unitholder’s Exchangeable LP Units are expected to be exchanged for Trust Units pursuant to their terms (either through a Compulsory Acquisition or a Mandatory Redemption), and such Trust Units will be acquired by Toromont (or, in the case of an Alternative Subsequent Acquisition, redeemed by Enerflex) at a price equal to, and payable in the same form as, the consideration paid for Units acquired under the Offer.

A Resident Unitholder whose Exchangeable LP Units are exchanged for Trust Units will be considered to have disposed of such Exchangeable LP Units for proceeds of disposition equal to the fair market value, as at the time of the exchange, of the Trust Units received by such Resident Unitholder on the exchange. The Resident Unitholder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Unitholder of such Exchangeable LP Units. A general discussion of the determination of the adjusted cost base of a Resident Unitholder’s Exchangeable LP Units is provided above under the heading “Disposition of Exchangeable LP Units Under the Offer”. The cost to the Resident Unitholder of the Trust Units received by the Resident Unitholder on the exchange will be equal to the fair market value of those Trust Units at that time and such cost will be averaged with the adjusted cost base of all other Trust Units held by the Resident Unitholder immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Trust Unit held by such Resident Unitholder. The consequences of the disposition by the Resident Unitholder of the Trust Units acquired on the exchange of the Resident Unitholder’s Exchangeable LP Units will generally be as described above under the headings “Disposition of Trust Units Under the Offer, Compulsory Acquisition

or Tax Efficient Subsequent Acquisition” or “Disposition of Trust Units Pursuant to an Alternative Subsequent Acquisition”, as the case may be.

Taxation of Capital Gains and Capital Losses

A Resident Unitholder who, as described above, realizes a capital gain or capital loss on the disposition of Units will generally be required to include one-half of the amount of any such capital gain (a “taxable capital gain”) in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against net taxable capital gains realized in such year in accordance with the detailed rules in the Tax Act.

In general, a capital loss otherwise arising on the disposition of a Trust Unit by a Resident Unitholder that is a corporation or trust (other than a mutual fund trust), whether directly or as a member of a partnership, may in certain circumstances be reduced by the amount of any dividends previously designated by Enerflex to the Resident Unitholder to the extent and under the circumstances specified in the Tax Act. A capital loss otherwise arising on the disposition of an Exchangeable LP Unit by a Resident Unitholder that is a corporation, whether directly or as a member of another partnership, may in certain circumstances be reduced in respect of the amount of dividends received or deemed to be received by the Resident Unitholder to the extent and under the circumstances prescribed by the Tax Act. Resident Unitholders to whom these rules may be relevant should consult their own tax advisors.

A Resident Unitholder that is, throughout the relevant taxation year, a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.

The realization of a capital gain or capital loss by an individual (including most trusts) may affect the individual’s liability for alternative minimum tax under the Tax Act.

Potential De-listing of Trust Units

As described in Section 13 of the Circular, “Information Concerning Securities of Enerflex and Enerflex LP — Effect of the Offer on the Market for and Listing of Trust Units and Status as a Reporting Issuer”, the Trust Units may cease to be listed on the TSX following the completion of the Offer or, as applicable, a Compulsory Acquisition or Subsequent Acquisition Transaction. If the Trust Units cease to be listed on a designated stock exchange (which includes the TSX) and if Enerflex ceases to qualify as a mutual fund trust under the Tax Act, the Trust Units will no longer be “qualified investments” (as defined in the Tax Act) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan or a tax-free savings account (all as defined in the Tax Act, collectively, “Deferred Income Plans”).

Resident Unitholders that are trusts governed by a Deferred Income Plan and that do not dispose of their Trust Units by accepting the Offer should consult their own tax advisors about the tax consequences to them (and to the annuitants and beneficiaries of those Deferred Income Plans) of otherwise disposing of their Trust Units, including by way of Compulsory Acquisition or a Subsequent Acquisition Transaction.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Unitholder who at all relevant times, for the purposes of the Tax Act: (a) is a person who is neither resident, nor deemed to be resident, in Canada; (b) holds its Trust Units as capital property; (c) does not use or hold, and is not deemed to use or hold, Trust Units in connection with carrying on a business in Canada; (d) deals at arm’s length with Enerflex and Toromont; and (e) is not affiliated with Enerflex or Toromont (a “Non-Resident Unitholder”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Unitholder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Non-Resident Unitholders are advised to consult with their own tax advisors.

Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition

A Non-Resident Unitholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Trust Units to Toromont under the Offer or pursuant to a Compulsory Acquisition or Tax Efficient Subsequent Acquisition unless the Trust Units at the time of their disposition constitute “taxable Canadian property” to the Non-Resident Unitholder and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention.

Generally, Trust Units will not be taxable Canadian property to a Non-Resident Unitholder at a particular time unless, at any time during the 60-month period immediately preceding the particular time, 25% or more of the issued Trust Units were owned by the Non-Resident Unitholder, persons with whom the Non-Resident Unitholder did not deal at arm’s length, or any combination thereof. A Trust Unit may also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act and a Trust Unit would be taxable Canadian property if Enerflex were to cease to qualify as a “mutual fund trust” for purposes of the Tax Act. See below under the heading “Ceasing to Qualify as Mutual Fund Trust”.

If the Trust Units are taxable Canadian property to a Non-Resident Unitholder and any capital gain realized on the disposition of such Trust Units to Toromont under the Offer or pursuant to a Compulsory Acquisition or Tax Efficient Subsequent Acquisition is not exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention, such a Non-Resident Unitholder may be an Eligible Holder for purposes of the Rollover Option and the tax consequences described above under “Residents of Canada — Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition — No Tax-Deferred Rollover Under the Tax Act” or “Residents of Canada — Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition — Tax-Deferred Rollover Under the Tax Act”, as applicable, and “Residents of Canada — Taxation of Capital Gains and Capital Losses” will apply.

A Non-Resident Unitholder whose Trust Units are taxable Canadian property will be required to file a Canadian income tax return reporting the disposition of such Trust Units, even if no gain is realized on the disposition and, in certain circumstances, even if the gain is exempt from Canadian tax pursuant to an applicable income tax treaty or convention. Non-Resident Unitholders whose Trust Units are taxable Canadian property are advised to consult with their own tax advisors.

Disposition of Trust Units Pursuant to an Alternative Subsequent Acquisition

As described in Section 9 of the Circular, “Acquisition of Units not Deposited”, if Toromont takes up and pays for Units validly deposited under the Offer and the right of Compulsory Acquisition is not available to Toromont or Toromont chooses not to avail itself of such right, Toromont currently intends to take such action as is necessary or advisable to acquire or cause the redemption or exchange of all Units not acquired under the Offer, including all Units issued upon the exercise, exchange or conversion of Convertible Securities. Such a Subsequent Acquisition Transaction may proceed by way of an Alternative Subsequent Acquisition which would involve a transfer by Enerflex of its assets to Toromont or one or more of its affiliates and the redemption of all of the outstanding Trust Units (other than those held by Toromont) at a price equal to, and payable in the same form as, the consideration paid for Units acquired under the Offer.

A Non-Resident Unitholder whose Trust Units are redeemed by Enerflex pursuant to an Alternative Subsequent Acquisition as described above will be subject to Canadian non-resident withholding tax at the rate of 25% on that portion of Enerflex’s income (other than taxable capital gains designated by Enerflex in respect of the Non-Resident Unitholder as prescribed by the Tax Act) for the taxation year as is allocated and paid by Enerflex to the Non-Resident Unitholder in connection with the redemption of such Trust Units. In addition, depending on the manner in which the Alternative Subsequent Acquisition is structured, a Non-Resident Unitholder could also be subject to Canadian non-resident withholding tax at the rate of 25% on an amount equal to that portion of any taxable capital gains realized by Enerflex on the disposition of “taxable Canadian property” (as defined in the Tax Act) as is designated by Enerflex, in the manner prescribed under the Tax Act, in respect of the Non-Resident Unitholder in connection with the redemption of the Non-Resident Unitholder’s Trust Units (unless 5% or less of the total of all such amounts designated by Enerflex in the taxation year is designated in respect of non-residents, or partnerships that are not “Canadian partnerships” for purposes of the Tax Act). A Non-Resident Unitholder may be entitled to have the 25% rate of Canadian non-resident withholding tax described above reduced pursuant to the provisions of an applicable income tax treaty or convention.

A Non-Resident Unitholder will not be subject to tax under the Tax Act in respect of any capital gain realized upon the redemption of its Trust Units pursuant to an Alternative Subsequent Acquisition unless the Trust Units constitute “taxable Canadian property” of the Non-Resident Unitholder. The circumstances in which Trust Units may constitute taxable Canadian property and the implications to a Non-Resident Unitholder of Trust Units constituting taxable Canadian property are discussed above under the heading “Non-Residents of Canada — Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition”.

Ceasing to Qualify as Mutual Fund Trust

In order for Enerflex to qualify as a mutual fund trust for the purposes of the Tax Act, it must comply with prescribed conditions contained in the Tax Act. It is possible that Enerflex will fail to comply with one or more of such conditions following the acquisition of Trust Units by Toromont under the Offer, such that Enerflex will cease to qualify as a mutual fund trust either immediately upon such failure to comply or after the end of the year in which Enerflex fails to comply, depending on the circumstances. Non-Resident Unitholders who continue to hold Trust Units at any time that Enerflex does not qualify as a mutual fund trust may be subject to adverse tax consequences. In particular, the Trust Units will be “taxable Canadian property”, and the Non-Resident Unitholder will be subject to tax, unless an exemption is available under an applicable income tax treaty or convention, as discussed above under the heading “Non-Residents of Canada — Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition”. In addition, the tax consequences to a Non-Resident Unitholder whose Trust Units are redeemed by Enerflex pursuant to an Alternative Subsequent Acquisition may differ significantly from those described above under the heading “Non-Residents of Canada — Disposition of Trust Units Pursuant to an Alternative Subsequent Acquisition”.

If Enerflex ceases to qualify as a mutual fund trust, the notification and withholding provisions of section 116 of the Tax Act may apply to the Non-Resident Unitholder, in which case Toromont will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Unitholder and to remit such amount to the Receiver General of Canada on behalf of the Non-Resident Unitholder.

Non-Resident Unitholders are advised to consult with their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Trust Units under the Offer.

20.	Eligibility for Investment

Provided the Toromont Shares continue to be listed on a “designated stock exchange” (as defined in the Tax Act) (which includes the TSX), or if Toromont continues to qualify as a “public corporation” for purposes of the Tax Act, the Toromont Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (“TFSA”). Notwithstanding that the Toromont Shares may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on the Toromont Shares held in the TFSA if such Toromont Shares are a “prohibited investment” for the TFSA. The Toromont Shares will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with Toromont for the purposes of the Tax Act or the holder of the TFSA has a “significant interest” (within the meaning of the Tax Act) in Toromont or a corporation, partnership or trust with which Toromont does not deal at arm’s length for the purposes of the Tax Act.

21.	Unitholder Rights Plan

The Offer is not a “Permitted Bid” for purposes of the Rights Plan. Accordingly, in order for the Offer to proceed, the Rights Plan must be terminated, or action must be taken by the directors of Enerflex GP or by a securities commission or court of competent jurisdiction to remove the effect of the Rights Plan and permit the Offer to proceed. It is a condition of the Offer that Toromont shall have determined that, on terms satisfactory to Toromont, in its sole discretion: (a) no Rights Plan does or will adversely affect Toromont or the Offer (either before or after consummation of the Offer) or any Compulsory Acquisition or Subsequent Acquisition Transaction; (b) the directors of Enerflex GP shall have redeemed all outstanding Rights or waived the application of the Rights Plan to the purchase of Units by Toromont under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction and deferred indefinitely the Separation Time in respect of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (c) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of Rights or the issue of any Units upon the exercise of Rights in relation to the purchase of Units by Toromont under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect; (d) a court of competent jurisdiction shall have made a final and non-appealable order that the Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; or (e) the Rights and the Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Units with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. See Section 4 of the Offer, “Conditions of the Offer”.

To the knowledge of Toromont, no ELP Rights have been issued.

Toromont believes that at the Expiry Time, Enerflex, the directors of Enerflex GP and Trust Unitholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and to determine whether to deposit their Trust Units under the Offer.

Each of the Lock-Up Agreements constitutes a “Permitted Lock-Up Agreement” within the meaning the Rights Plan, such that, for the purposes of the Rights Plan, Toromont does not “Beneficially Own” the Trust Units subject to the Lock-Up Agreements.

22.	Material Changes in the Affairs of Enerflex and Enerflex LP

Toromont does not have any information which indicates that any material change in the affairs of Enerflex or Enerflex LP has occurred since September 30, 2009, the date of the last published financial statements of Enerflex, other than the making of this Offer by Toromont and such other material changes as have been publicly disclosed by Enerflex. Toromont does not have any knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Unitholders to accept or reject the Offer.

23.	Other Matters Related to the Offer

Depositary

CIBC Mellon Trust Company has been retained to act as the Depositary to receive deposits of certificates representing Units and accompanying Letters of Transmittal deposited under the Offer at its office specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required by applicable Laws, and for making payment for all Units purchased by Toromont under the Offer. The Depositary will also facilitate book-entry transfers of Trust Units. The Depositary will receive reasonable and customary compensation from Toromont for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

Information Agent

Kingsdale Shareholder Services Inc. has been retained to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Toromont for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Financial Advisors and Soliciting Dealer Group

CIBC World Markets Inc. and TD Securities Inc. (the “Dealer Managers”) have been retained to act as financial advisors to Toromont with respect to the Offer. The Dealer Managers have also been engaged to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada, including each of the Dealer Managers, (each, a “Soliciting Dealer”) to solicit acceptances of the Offer from persons resident in Canada. The Dealer Managers will be reimbursed by Toromont for their reasonable out-of-pocket expenses. In addition, the Dealer Managers will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

Toromont has agreed to pay to each Soliciting Dealer who has entered into an agreement with the Dealer Managers and whose name appears in the appropriate place in a properly completed and executed Letter of Transmittal in the form accompanying the Offer, or a manually signed facsimile thereof, bearing a Canadian address, a fee of $0.05 for each Trust Unit deposited, and taken up by Toromont, under the Offer, provided that a minimum of 700 Trust Units per beneficial owner are so deposited and taken up. A minimum fee of $75 and a maximum fee of $1,200 will be paid in respect of any one beneficial owner, provided that the minimum fee of $75 shall only be paid in respect of Trust Units deposited by a single beneficial owner where the number of Trust Units so deposited is greater than or equal to 700. Where Trust Units deposited and registered in a single name are beneficially owned by more than one person, the minimum or the maximum fee amounts will be applied separately in respect of each such beneficial owner. Toromont may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to it at the time of deposit.

Except as set forth above, and subject to the following, Toromont will not pay any fee or commission to any stockbroker, dealer or other person for soliciting deposits of Trust Units under the Offer.

Toromont reserves the right to form a soliciting dealer group to solicit acceptances of the Offer from persons resident in jurisdictions outside of Canada and may pay any member of such soliciting dealer group a fee customary for such transaction.

Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Units directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Toromont Shares on behalf of Ineligible US Unitholders through the facilities of the TSX).

Legal Matters

Toromont is being advised in respect of certain matters concerning the Offer by, and the opinions contained under “Certain Canadian Federal Income Tax Considerations” have been provided by, Davies Ward Phillips & Vineberg LLP, counsel to Toromont.

Experts

As at the date of the Offer, the partners and associates of Davies Ward Phillips & Vineberg LLP beneficially own, directly or indirectly, less than one percent of the securities of each of Toromont, Enerflex and Enerflex LP and their respective associates and affiliates.

The audited consolidated financial statements of Toromont as at, and for the years ended, December 31, 2008 and 2007 incorporated by reference herein have been audited by Ernst & Young LLP, Chartered Accountants, who have advised that they are independent with respect to Toromont within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

24.	Expenses of the Offer

Toromont currently estimates that expenses in the aggregate amount of approximately $10 million will be incurred by Toromont and/or its affiliates in connection with the Offer, including legal, financial advisory, accounting, filing and printing costs, the fees of the Information Agent, the Depositary and the Dealer Managers, the cost of preparing and mailing to Unitholders the Offer and Circular and the documentation accompanying the Offer and Circular, and the cost of translation into the French language of the Offer and Circular and the documents incorporated by reference therein.

25.	Stock Exchange Listing Application

Toromont has applied to list the Toromont Shares issuable under the Offer on the TSX. Such listing will be subject to Toromont fulfilling all of the listing requirements of the TSX. The Offer is conditional on the Toromont Shares issuable under the Offer being conditionally approved for listing on the TSX.

26.	Relief from Applicable Securities Legislation

During the 90 days prior to the date of the Offer, Toromont acquired Trust Units for cash consideration pursuant to one or more transactions not generally available to Trust Unitholders. Because the consideration for the Units acquired under the Offer consists of cash and Toromont Shares, Toromont applied for, and received, relief from the requirement in Section 2.4(1) of MI 62-104 and Section 93.2(1) of the OSA that an offeror making a take-over bid must offer consideration for the securities deposited under the bid that is at least equal to, and in the same form as, the highest consideration paid by the offeror in any purchase not generally available to holders of such securities and made within the period of 90 days immediately preceding such bid.

The Offer provides that Ineligible US Unitholders that would otherwise receive Toromont Shares in exchange for their Units may, at the sole discretion of Toromont, have such Toromont Shares issued on their behalf to a selling agent, which shall, as agent for such Unitholders, as expeditiously as is commercially reasonable thereafter, sell such Toromont Shares on their behalf through the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. Accordingly, Toromont has applied for, and received, relief, in respect of Ineligible US Unitholders, from the requirement in Section 2.23(1) of MI 62-104 and Section 97.1(1) of the OSA that an offeror making a take-over bid must offer to all holders of the same class of securities identical consideration (or an identical choice of consideration).

The decision documents evidencing such relief are available on the Alberta Securities Commission’s website at www.albertasecurities.com.

27.	Documents Incorporated by Reference

The following documents, filed by Toromont with the securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference in, and form an integral part of, the Offer and Circular:

(a)	the annual information form of Toromont dated March 16, 2009 for the year ended December 31, 2008;

(b)	the audited consolidated financial statements of Toromont for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors’ report thereon, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Toromont;

(c)	the unaudited interim consolidated financial statements of Toromont for the three and nine months ended September 30, 2009 and 2008, together with the notes thereto, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Toromont; and

(d)	the management information circular of Toromont dated February 27, 2009 prepared in connection with Toromont’s annual and special meeting of shareholders held on April 23, 2009.

Information has been incorporated by reference in the Offer and Circular from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Toromont at P.O. Box 5511, 3131 Highway 7 West, Concord, Ontario, L4K 1B7, telephone (416) 667-5662, and are also available electronically at www.sedar.com.

Any documents of the type referred to above, and any business acquisition reports or material change reports (excluding confidential material change reports), filed by Toromont with the securities commissions or similar regulatory authorities in each jurisdiction of Canada in which Toromont is a reporting issuer subsequent to the date of the Offer and Circular shall be deemed to be incorporated by reference into the Offer and Circular. Any statement in the Offer and Circular contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and Circular.

28.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Unitholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Unitholders. However, such rights must be exercised within prescribed time limits. Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

29.	Directors’ Approval

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Unitholders has been authorized, by the board of directors of Toromont.

CONSENT OF COUNSEL

To: Toromont Industries Ltd.

We hereby consent to the reference to our name and opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated November 16, 2009 made by Toromont to the holders of Units.

(signed) Davies Ward Phillips & Vineberg LLP
Davies Ward Phillips & Vineberg LLP
Toronto, Canada
November 16, 2009

AUDITORS’ CONSENT

We have read the Offer to Purchase of Toromont Industries Ltd. (the “Company”) dated November 16, 2009 relating to the offer, upon and subject to the terms and conditions set out in the Offer to Purchase, to purchase of all of the issued and outstanding trust units of Enerflex Systems Income Fund (“Enerflex”) together with any associated rights under the unitholder rights plan of Enerflex and all of the issued and outstanding class B limited partnership units of Enerflex Holdings Limited Partnership together with any rights or other securities that have been, or may be, issued to provide holders of class B limited partnership units the economic equivalent of rights under the unitholders rights plan of Enerflex. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer to Purchase of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of earnings, retained earnings, comprehensive income and cash flows for the years then ended. Our report is dated February 2, 2009.

(signed) Ernst & Young LLP
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Ontario, Canada
November 16, 2009

APPROVAL AND CERTIFICATE OF OFFEROR

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Unitholders has been authorized, by the board of directors of Toromont. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Units which are the subject of the Offer.

DATED: November 16, 2009

(signed) Robert M. Ogilvie Robert M. Ogilvie	(signed) Paul R. Jewer Paul R. Jewer
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors

(signed) Robert M. Franklin Robert M. Franklin	(signed) Wayne S. Hill Wayne S. Hill
Director	Director

SCHEDULE A
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
OF TOROMONT INDUSTRIES LTD.

SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

TOROMONT INDUSTRIES LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2009
(Unaudited)

	Toromont	Enerflex Systems		Pro Forma	Pro Forma
($ thousands)	Industries Ltd.	Income Fund	Note 4	Adjustments	Consolidated

Assets
Current assets
Cash and cash equivalents	$105,367	$40,561	a, b, c, d	$(5,860)	$140,068
Accounts receivable	259,076	202,347	e	(1,100)	460,323
Inventories	428,201	141,378		—	569,579
Income taxes receivable	9,596	6,675	c	4,267	20,538
Future income taxes	39,577	5,190	c	(1,433)	43,334
Derivative financial instruments	—	2,625		—	2,625
Other assets	12,033	—		—	12,033

Total current assets	853,850	398,776		(4,126)	1,248,500
Property, plant and equipment	187,215	83,728		—	270,943
Rental equipment	191,160	83,176		—	274,336
Other assets	50,768	—	a	(36,749)	14,019
Investment in affiliate	—	2,833		—	2,833
Future income taxes	—	11,759	b, c	2,294	14,053
Intangible assets	—	6,172		—	6,172
Goodwill	34,800	127,323	a	252,588	414,711
Total assets	$1,317,793	$713,767		$214,007	$2,245,567

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$215,239	$120,112	c, e	$(5,722)	$329,629
Deferred revenues	99,640	63,840		—	163,480
Income taxes payable	1,369	743	c	(743)	1,369
Current portion of long-term debt	14,276	—		—	14,276
Derivate financial instruments	2,364	389		—	2,753
Future income taxes	—	28		—	28

Total current liabilities	332,888	185,112		(6,465)	511,535
Deferred revenues	15,105	—		—	15,105
Long-term debt	144,051	121,381	b	321,869	587,301
Accrued pension liability	2,420	—		—	2,420
Future income taxes	4,681	9,201	a	(208)	13,674
Other long-term liabilities	—	4,677	c	(2,150)	2,527
Shareholders’ equity
Share capital	130,192	207,665	a, d	87,743	425,600
Contributed surplus	10,057	847	a, d	(847)	10,057
Retained earnings	690,796	186,071	a, b, c	(186,071)	690,796
Accumulated other comprehensive loss	(12,397)	(1,187)	a	136	(13,448)

Total shareholders’ equity	818,648	393,396		(99,039)	1,113,005

Total liabilities and shareholders’ equity	$1,317,793	$713,767		$214,007	$2,245,567

See accompanying notes

TOROMONT INDUSTRIES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2008
(Unaudited)

	Toromont	Enerflex Systems		Pro Forma	Pro Forma
($ thousands except per share amounts)	Industries Ltd.	Income Fund	Note 5	Adjustments	Consolidated

Revenues	$2,121,209	$1,046,679		$—	$3,167,888
Cost of goods sold	1,660,285	816,110		—	2,476,395

Gross profit	460,924	230,569		—	691,493
Selling and administrative expenses	253,070	141,118		—	394,188
Foreign currency losses	—	16,322		—	16,322
Gain on sale of asset	—	(4,818)		—	(4,818)
Equity earnings from affiliates	—	(348)		—	(348)

Operating income	207,854	78,295		—	286,149
Interest expense	11,753	5,044	a	15,929	32,726
Interest and investment income	(14,999)	—	b	9,041	(5,958)

Income before income taxes	211,100	73,251		(24,970)	259,381
Income taxes	70,247	8,031	a, b, c	8,288	86,566

Earnings from continuing operations	140,853	65,220		(33,257)	172,816
Loss on disposal of discontinued operations	(432)	—		—	(432)
Earnings from discontinued operations	103	—		—	103

Net earnings	$140,524	$65,220		$(33,257)	$172,487

Earnings per common share: (note 6)
Basic	$2.16	$1.40			$2.26
Diluted	$2.15	$1.39			$2.25

See accompanying notes

TOROMONT INDUSTRIES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
NINE MONTHS ENDED SEPTEMBER 30, 2009
(Unaudited)

	Toromont	Enerflex Systems		Pro Forma	Pro Forma
($ thousands except per share amounts)	Industries Ltd.	Income Fund	Note 5	Adjustments	Consolidated

Revenues	$1,371,754	$644,810		$—	$2,016,564
Cost of goods sold	1,062,991	524,709		—	1,587,700

Gross profit	308,763	120,101		—	428,864
Selling and administrative expenses	172,232	94,461		—	266,693
Foreign currency gains	—	(10,446)		—	(10,446)
Gain on sale of asset	—	(1,326)		—	(1,326)
Equity earnings from affiliates	—	(123)		—	(123)

Operating income	136,531	37,535		—	174,066
Interest expense	6,365	5,061	a	6,603	18,029
Interest and investment income	(3,442)	—	b	1,873	(1,569)

Income before income taxes	133,608	32,474		(8,476)	157,606
Income tax expense (recovery)	44,442	(3,538)	a, b, c	9,238	50,142

Net earnings	$89,166	$36,012		$(17,714)	$107,464

Earnings per common share: (note 6)
Basic	$1.38	$0.77			$1.42
Diluted	$1.38	$0.77			$1.41

See accompanying notes

TOROMONT INDUSTRIES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
($ thousands except where otherwise indicated)

1.	BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements (“Pro Formas”) have been prepared by management in connection with the Toromont Industries Ltd. (Toromont or the “Company”) Offer to Purchase dated November 16, 2009 describing the offer, upon and subject to the terms and conditions set out in the Offer to Purchase (the “Offer”), to purchase all of the issued and outstanding trust units of Enerflex Systems Income Fund (“Enerflex”) together with any associated rights under the unitholder rights plan of Enerflex (together, the “Trust Units”) and all of the issued and outstanding class B limited partnership units of Enerflex Holdings Limited Partnership (“Enerflex LP”) together with any rights or other securities that have been, or may be, issued to provide holders of Exchangeable LP Units the economic equivalent rights under the unitholder rights plan of Enerflex (the “Exchangeable LP Units” and, together with the Trust Units, the “Units”). The Pro Formas have been prepared for illustrative purposes only and give effect to the proposed Acquisition as defined in Note 3 and pursuant to the assumptions described in Notes 4 and 5. The unaudited pro forma consolidated balance sheet as at September 30, 2009 gives effect to the proposed Acquisition by Toromont as if it had occurred as at September 30, 2009. The unaudited pro forma consolidated statements of earnings for the nine-month period ended September 30, 2009 and the year ended December 31, 2008 give effect to the proposed Acquisition by Toromont as if had occurred on January 1, 2008.

The Pro Formas are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the proposed Acquisition, if successful, have been excluded from the Pro Formas.

In preparing the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings, the following historical information, that was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), was used:

a)	the unaudited interim consolidated balance sheet of Toromont as at September 30, 2009, and the unaudited consolidated statement of earnings for the nine-month period ended September 30, 2009;

b)	the unaudited interim consolidated balance sheet of Enerflex as at September 30, 2009, and the unaudited consolidated statement of income for the nine-month period ended September 30, 2009;

c)	the audited consolidated financial statements of Toromont for the year ended December 31, 2008; and

d)	the audited consolidated financial statements of Enerflex for the year ended December 31, 2008.

The Pro Formas should be read in conjunction with: (i) the description of the transaction in the Offer and Circular, and (ii) the historical financial statements, together with the notes thereto, of Toromont and Enerflex referred to above which, in the case of the historical financial statements of Toromont, are incorporated by reference in the Offer and Circular and available at www.sedar.com and, in the case of the historic consolidated financial statements of Enerflex, are available at www.sedar.com.

In the opinion of management of Toromont, these Pro Formas include all adjustments necessary for a fair presentation of the transactions described in the notes to the Pro Formas applied on a basis consistent with Toromont’s accounting policies.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the Pro Formas are set out in Toromont’s audited consolidated financial statements for the year ended December 31, 2008. In preparing the Pro Formas, a review of publicly available information was undertaken to identify accounting policy differences between Toromont and Enerflex. While management believes that accounting policies of Toromont and Enerflex are consistent in all material respects, accounting policy differences may be identified upon consummation of the proposed Acquisition.

TOROMONT INDUSTRIES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain of Enerflex’s assets and liabilities have been reclassified to conform to Toromont’s consolidated financial statement presentation.

For the purposes of the preparation of these Pro Formas, the provisions of Section 1581 of the Canadian Institute of Chartered Accountants (CICA) Handbook have been used.

3.	ACQUISITION

Toromont publicly announced its intention to commence the Offer on November 12, 2009. Under the Offer, holders of Units may elect to receive either: (i) $13.50 cash or (ii) 0.5098 of a common share of Toromont plus $0.05 cash, for each Unit tendered, in each case subject to pro ration as described in Section 1 of the Offer. The maximum amount of cash payable by Toromont under the Offer is approximately $300 million and the maximum number of common shares of Toromont available for issuance under the Offer is approximately 11.3 million (based on the estimated number of Trust Units outstanding on a fully-diluted basis as at September 30, 2009). The acquisition of the Units pursuant to the Offer is referred to herein as the “Acquisition”.

The Offer, and therefore the Acquisition, is subject to the satisfaction of a number of conditions, as described in Section 4 of the Offer. There can be no assurance that the Acquisition will be completed as proposed or at all.

The Acquisition, if completed, will be accounted for as a business combination with Toromont as the acquirer of Enerflex. The Acquisition has been accounted for using the purchase method of accounting.

The price of Toromont’s common shares was calculated based on the volume-weighted average share price for the five day period ending November 11, 2009, the last trading day before Toromont publicly announced its intention to commence the Offer. This share price is used for illustrative purposes only because the actual measurement of the purchase consideration will occur at the date when sufficient Enerflex units have been tendered to make the offer binding. As at September 30, 2009, there were 44,240,503 trust units and 2,663,422 exchangeable LP units of Enerflex outstanding. It is assumed that 925,082 of Enerflex’s trust unit options are in-the-money and will vest and be exercised at the time of the transaction and that the remaining trust unit options will not be exercised at the time of the transaction.

The preliminary purchase price allocation in these Pro Formas is subject to change and is summarized as follows:

Units owned by Toromont prior to Offer	$37,797
Cash consideration	297,605
Issuance of Toromont common shares	295,408
Estimated transaction costs	10,000
Total purchase price	$640,810

The purchase price was allocated as follows:

Rental equipment	$83,176
Property, plant and equipment	83,728
Other long term assets	151,048
Cash	40,561
Non-cash working capital	165,543
Long term liabilities	(135,834)

Net assets	388,222
Residual purchase price allocated to goodwill	252,588
$640,810

TOROMONT INDUSTRIES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The pro forma adjustments and allocations of the purchase price are based on book value of assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized as of the date of the completion of the Acquisition. The difference between the purchase price and the book value of assets acquired and liabilities to be assumed has been allocated to goodwill.

4.	PRO FORMA CONSOLIDATED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS

The pro forma consolidated balance sheet as at September 30, 2009 includes the following assumptions and adjustments:

a)	To record the acquisition of the outstanding Units as a result of the Offer at a purchase price either: (i) $13.50 cash or (ii) 0.5098 of a common share of Toromont plus $0.05 cash, for each Unit tendered, to an aggregate maximum amount of cash of approximately $300 million and an aggregate maximum number of common shares of Toromont available for issuance of approximately 11.3 million. As per Note 3, this gives rise to an increase in goodwill and an elimination of the historical equity accounts of Enerflex. Estimated cash transaction costs are $10 million.

b)	Financing for the transaction is expected to be provided through term debt in the amount of up to $450 million, bearing interest at approximately 3.75% per annum. Debt financing costs of $6.8 million are adjusted against the carrying value of the debt. Enerflex’s senior secured notes payable in the amount of $100.6 million will be repaid prior to closing the Acquisition. The repayment terms associated with these notes are not publicly available. However, it is expected that a premium will be payable in connection with any repayment of these notes. For purposes of these Pro Formas, it is assumed that such premium will be $10 million. Borrowings under Enerflex’s syndicated revolving credit facility will also be repaid.

c)	Payment of $16.2 million related to payments estimated under Enerflex’s Restricted Trust Unit, Performance Trust Unit and Phantom Trust Unit Plans on change of control.

d)	An increase of cash and cash equivalents and Enerflex’s share capital to record the exercise of 925,082 trust unit options outstanding and in-the-money at the time of the transaction for cash proceeds of approximately $8.9 million.

e)	Distributions payable to Toromont and receivable from Enerflex have been eliminated.

5.	PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS ASSUMPTIONS AND ADJUSTMENTS

The pro forma consolidated statements of earnings for the year ended December 31, 2008 and the nine-month period ended September 30, 2009 includes the following assumptions and adjustments:

a)	Interest expense has been increased to reflect the additional debt at Toromont, including amortization of the deferred debt financing costs and the repayment of Enerflex’s senior secured notes and credit facility borrowings.

b)	Income earned by Toromont with respect to dividends and capital gains generated from holdings and transactions in trust units of Enerflex during the noted fiscal periods.

c)	This transaction results in additional income tax expense on distributed taxable income which was previously attributed to Enerflex’s Unitholders. Increased income tax expense reflects taxation of Enerflex’s trust distributions at Toromont’s corporate tax rates.

TOROMONT INDUSTRIES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	PRO FORMA EARNINGS PER SHARE

The following table sets for the computation of pro forma basic and diluted earnings per share.

	Nine months ended	Year ended
(in thousands, except share and per share amounts)	September 30, 2009	December 31, 2008

Pro forma net income	$107,464	$172,487

Basic:
Weighted average common shares outstanding	64,698,354	65,016,778
Issued to acquire Enerflex	11,196,542	11,196,542
Pro forma weighted average common shares of Toromont	75,894,896	76,213,320

Diluted:
Weighted average common shares outstanding	64,698,354	65,016,778
Issued to acquire Enerflex	11,196,542	11,196,542
Dilutive effect of Toromont stock option conversion	145,907	422,268

Pro forma weighted average common shares of Toromont	76,040,803	76,635,588

Pro forma basic earnings per share	$1.42	$2.26
Pro forma dilutive effect of stock option conversion	(0.01)	(0.01)

Pro forma diluted earnings per share	$1.41	$2.25

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4 Attention: Corporate Restructures	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9 Attention: Corporate Restructures

Telephone: (416) 643-5500
Toll Free:1-800-387-0825
E-mail: inquiries@cibcmellon.com

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, ON M5X 1E2

North American Toll Free Phone:
1-888-518-6832

Email: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

The Dealer Managers for the Offer are:

CIBC World Markets Inc. Brookfield Place, 6th Floor 161 Bay Street Toronto, ON M5J 2S8 Telephone: 1-866-744-2030	TD Securities Inc. 66 Wellington Street TD Bank Tower, 8th Floor Toronto, ON M5K 1A2 Telephone: (416) 308-5605

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary, the Information Agent or the Dealer Managers. Unitholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY TOROMONT INDUSTRIES LTD. TO PURCHASE ALL OUTSTANDING TRUST UNITS (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE UNITHOLDER RIGHTS PLAN) OF ENERFLEX SYSTEMS INCOME FUND AND ALL OUTSTANDING CLASS B LIMITED PARTNERSHIP UNITS (INCLUDING ANY ASSOCIATED RIGHTS) OF ENERFLEX HOLDINGS LIMITED PARTNERSHIP.

LETTER OF TRANSMITTAL

for the deposit of Trust Units
(and associated rights issued under the Unitholder Rights Plan)
of

ENERFLEX SYSTEMS INCOME FUND

and

for the deposit of Class B Limited Partnership Units
(and any associated rights)
of

ENERFLEX HOLDINGS LIMITED PARTNERSHIP

under the Offer dated November 16, 2009 made by

TOROMONT INDUSTRIES LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON JANUARY 7, 2010 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

1.	YOU ARE DEPOSITING CERTIFICATES REPRESENTING TRUST UNITS OR CLASS B LIMITED PARTNERSHIP UNITS; OR

2.	YOU ARE FOLLOWING PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.	YOU PREVIOUSLY DELIVERED A NOTICE OF GUARANTEED DELIVERY.

This Letter of Transmittal (the “Letter of Transmittal”), or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, must accompany (i) certificates representing trust units of Enerflex Systems Income Fund (“Enerflex”) and the associated rights (the “URP Rights”) under the unitholder rights plan of Enerflex (together, the “Trust Units”) and (ii) certificates representing class B limited partnership units of Enerflex Holdings Limited Partnership (“Enerflex LP”) and any associated ELP Rights (as defined in the Offer and Circular) (together, the “Exchangeable LP Units” and, together with the Trust Units, the “Units”) deposited under the offer dated November 16, 2009 (the “Offer”) made by Toromont Industries Ltd. (“Toromont”) to purchase all of the issued and outstanding Units, other than any Units owned directly or indirectly by Toromont or its affiliates, including all Units issued after the date of the Offer but before the Expiry Time (as defined below) upon the exercise, exchange or conversion of any options or other securities of Enerflex, Enerflex LP or their respective affiliates (other than URP Rights and any ELP Rights (together, the “Rights”)) that are exercisable or exchangeable for, or convertible into, Units, and must be received by CIBC Mellon Trust Company (the “Depositary”) at or prior to the Expiry Time at its office specified herein.

Holders of Trust Units (the “Trust Unitholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. A Trust Unitholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Trust Unitholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. A Trust Unitholder that utilizes DTC to accept the offer by causing DTC to deliver an Agent’s Message of the book-entry transfer of such Trust Unitholders’ Trust Units will be bound by the terms of the Letter of Transmittal as if executed by such Trust Unitholder. Trust Unitholders that utilize CDSX to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Trust Units are deposited by way of book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the “undersigned” are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of Transmittal).

Holders of Units (the “Unitholders”) whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Units according to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the Notice of Guaranteed Delivery (printed on pink paper) accompanying the Offer and Circular. See Instruction 2 below, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and related circular dated November 16, 2009 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular. All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

As used herein, the term “U.S. Unitholder” means a beneficial owner of Units that is, for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or any other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof or therein; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in the United States Internal Revenue Code of 1986, as amended (the “Code”), in Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing Units with the Depositary may be directed to the Depositary, the Information Agent or the Dealer Managers. Their contact details are provided at the end of this document. Unitholders whose Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Units under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. UNITHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 8, “SUBSTITUTE FORM W-9 FOR U.S. UNITHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. UNITHOLDER, PLEASE SEE INSTRUCTION 8 BELOW.

2

NOTICE TO UNITHOLDERS IN THE UNITED STATES

The Toromont Shares (as defined below) offered under the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), provided by Rule 802 thereunder. No Toromont Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Toromont is satisfied that such Toromont Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Toromont in its sole discretion, Toromont Shares will not be delivered to or for the account or for the benefit of Ineligible U.S. Holders (as defined below).

An “Ineligible U.S. Holder” means a Unitholder for which the investment decision to deposit Units under the Offer is made by a resident of a U.S. state or other U.S. jurisdiction in which Toromont is not satisfied, in its sole discretion, that Toromont Shares may be delivered in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other U.S. jurisdiction, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements (without limitation of the foregoing, an Ineligible U.S. Holder shall include any Unitholder who is a resident of the United States and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of his, her or its respective U.S. jurisdiction).

Ineligible U.S. Holders that would otherwise receive Toromont Shares in exchange for their Units may, at the sole discretion of Toromont, have such Toromont Shares issued on their behalf to a selling agent, which shall, as agent for such Unitholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Toromont Shares on their behalf through the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. Each Unitholder for whom Toromont Shares are sold by the selling agent will receive an amount equal to such Unitholder’s pro rata interest in the net proceeds of sales of all Toromont Shares so sold by the selling agent. Toromont will have no liability for any such proceeds received or the remittance thereof to such Unitholders.

All Ineligible U.S. Holders must notify their broker, financial advisor, financial institution or other nominee through which their Units are held of their status as an Ineligible U.S. Holder. Failure by an Ineligible U.S. Holder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Units are held of such Unitholder’s status as an Ineligible U.S. Holder prior to the Expiry Time will be deemed to be a certification that such Unitholder is not a resident of a U.S. state that is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Unitholder is a resident. Any Unitholder in the United States (a “U.S. Holder”) that deposits Units using a Letter of Transmittal that does not indicate whether such U.S. Holder is an Ineligible U.S. Holder will be deemed to have certified that such U.S. Holder is not an Ineligible U.S. Holder.

Toromont Shares issued to Unitholders under the Offer will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Units deposited by such Unitholders in the Offer are “restricted securities”. Accordingly, if you deposit Units under the Offer that bear a U.S. Securities Act restrictive legend, any Toromont Shares issued to you in exchange for such Units shall also bear a U.S. Securities Act restrictive legend.

Unitholders in the United States should be aware that the disposition of Units and the acquisition of Toromont Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Only certain of the Canadian tax consequences are described herein and such Unitholders are encouraged to consult their tax advisors with respect to both the United States and Canadian tax consequences of the disposition of Units and the acquisition of Toromont Shares. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

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Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	TOROMONT INDUSTRIES LTD.
AND TO:	CIBC MELLON TRUST COMPANY

The undersigned delivers to you the enclosed certificate(s) representing Units, including, if applicable, Rights Certificate(s), deposited under the Offer. Subject only to the withdrawal rights in respect of the Units described in the Offer and Circular or available at Law, the undersigned irrevocably accepts the Offer for such Units upon the terms and conditions contained in the Offer and this Letter of Transmittal. Unless waived by Toromont, Trust Unitholders are required to deposit one URP Right for each Trust Unit deposited in order to effect a valid deposit of such Trust Unit or, if available, a Book-Entry Confirmation (as defined in the Offer and Circular) must be received by the Depositary with respect thereto. Unless waived by Toromont, holders of Exchangeable LP Units (the “Exchangeable LP Unitholders”) are required to deposit that number of ELP Rights, if any, issued in respect of each Exchangeable LP Unit deposited in order to effect a valid deposit of such Exchangeable LP Unit. The undersigned understands and acknowledges that by depositing Units under the Offer, the undersigned will be deemed to have deposited the Rights associated with such Units. No additional payment will be made for Rights and no part of the consideration to be paid by Toromont for the Units will be allocated to the Rights. The following are the details of the enclosed certificate(s):

Box 1
TRUST UNITS
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
	Name(s) in Which Certificate(s) is	Number of Trust Units
Certificate Number(s)	(are) Registered (fill in exactly as	Represented by	Number of
(if available)	name(s) appear(s) on certificate(s))	Certificate(s)*	Trust Units Deposited*

TOTAL:

URP RIGHTS**
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
(To be completed if necessary)
Name(s) in Which URP Rights
	Certificate(s) is (are) Registered	Number of URP Rights
Certificate Number(s)	(fill in exactly as name(s)	Represented by	Number of
(if available)	appear(s) on certificate(s))	URP Rights Certificate(s)*	URP Rights Deposited*

TOTAL:

*	Unless otherwise indicated, the total number of Trust Units and URP Rights evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6 of this Letter of Transmittal, “Partial Deposits”.
**	The following procedures must be followed in order to effect the valid delivery of certificates representing URP Rights (the “URP Rights Certificates”): (a) if the Separation Time under the Rights Plan (as defined in the Offer and Circular) has not occurred before the Effective Time (as defined below), a deposit of Trust Units by the undersigned will also constitute a deposit of the associated URP Rights; (b) if the Separation Time occurs before the Effective Time and URP Rights Certificates have been distributed by Enerflex to Trust Unitholders before the Effective Time, URP Rights Certificates representing URP Rights equal in number to the number of Trust Units deposited under the Offer must be delivered to the Depositary before the Effective Time (including by using the guaranteed delivery procedure) and (c) if the Separation Time occurs before the Effective Time and URP Rights Certificates are not distributed before the Effective Time, the undersigned must deposit its URP Rights before receiving URP Rights Certificates by using the guaranteed delivery procedure. Note that in any case, a deposit of Trust Units constitutes an irrevocable agreement (subject only to the withdrawal rights in respect of Trust Units described in the Offer and Circular or available at Law) by the undersigned to deliver URP Rights Certificates representing URP Rights equal in number to the number of Trust Units deposited by the undersigned under the Offer on or before the third trading day on the Toronto Stock Exchange (the “TSX”) after the date, if any, that URP Rights Certificates are distributed. Toromont reserves the right, if the Separation Time occurs before the Effective Time, to require that prior to taking up any Units for payment under the Offer, the Depositary receive URP Rights Certificates from the undersigned representing URP Rights equal in number to the number of Trust Units deposited by the undersigned.

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Box 2
EXCHANGEABLE LP UNITS
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
	Name(s) in Which Certificate(s) is	Number of Exchangeable
Certificate Number(s)	(are) Registered (fill in exactly as	LP Units Represented by	Number of Exchangeable
(if available)	name(s) appear(s) on certificate(s))	Certificate(s)*	LP Units Deposited*

TOTAL:

ELP RIGHTS**
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
(To be completed if necessary)
Name(s) in Which ELP Rights
	Certificate(s) is (are) Registered	Number of ELP Rights
Certificate Number(s)	(fill in exactly as name(s)	Represented by	Number of
(if available)	appear(s) on certificate(s))	ELP Rights Certificate(s)*	ELP Rights Deposited*

TOTAL:

*	Unless otherwise indicated, the total number of Exchangeable LP Units and ELP Rights, if any, evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6 of this Letter of Transmittal, “Partial Deposits”.
**	The following procedures must be followed in order to effect the valid delivery of certificates representing ELP Rights (the “ELP Rights Certificates”): (a) if any ELP Rights are issued to Exchangeable LP Unitholders before the Effective Time and ELP Rights Certificates are distributed to Exchangeable LP Unitholders before the Effective Time, ELP Rights Certificates representing that number of ELP Rights issued in respect of the Exchangeable LP Units deposited under the Offer must be delivered to the Depositary before the Effective Time (including by using the guaranteed delivery procedure); and (b) if any ELP Rights are issued to Exchangeable LP Unitholders before the Effective Time but ELP Rights Certificates are not distributed to Exchangeable LP Unitholders before the Effective Time, the undersigned must deposit its ELP Rights before receiving ELP Rights Certificates by using the guaranteed delivery procedure. Note that in any case, a deposit of Exchangeable LP Units constitutes an irrevocable agreement (subject only to the withdrawal rights in respect of Exchangeable LP Units described in the Offer and Circular or available at Law) by the undersigned to deliver ELP Rights Certificates representing ELP Rights equal in number to the number of ELP Rights issued per Exchangeable LP Unit deposited under the Offer on or before the third business day after the date, if any, that ELP Rights Certificates are distributed. Toromont reserves the right, if any ELP Rights are issued to Exchangeable LP Unitholders before the Effective Time, to require that prior to taking up any Units for payment under the Offer, the Depositary receive ELP Rights Certificates from the undersigned representing ELP Rights equal in number to the number of ELP Rights issued per Exchangeable LP Unit deposited by the undersigned.

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Box 3
ELECTION FOR CASH AND/OR TOROMONT SHARES

Under the Offer, the undersigned may elect the Cash Alternative (as defined in the Offer and Circular) or the Share Alternative (as defined in the Offer and Circular) with respect to all of the Units deposited under the Offer with this Letter of Transmittal (or book-entry transfer, as applicable) (the “Deposited Units”) or the undersigned may apportion the Deposited Units between the Cash Alternative and the Share Alternative. The undersigned hereby elects as follows:

☐	CASH ALTERNATIVE
Unitholders that check this box will receive $13.50 cash for each Unit deposited under the Offer (subject to pro ration, as described in the Offer and Circular).

OR

☐	SHARE ALTERNATIVE
Unitholders that check this box will receive 0.5098 of a common share of Toromont (each whole common share, a “Toromont Share”) and $0.05 cash for each Unit deposited under the Offer (subject to pro ration, as described in the Offer and Circular).

OR

☐	COMBINATION OF CASH ALTERNATIVE AND SHARE ALTERNATIVE
Unitholders that check this box and complete the fields immediately below will receive $13.50 cash for each Unit deposited under the Cash Alternative and 0.5098 of a Toromont Share and $0.05 cash for each Unit deposit under the Share Alternative (in each case subject to pro ration, as described in the Offer and Circular). The total number of Units deposited under this alternative must equal the total number of Units deposited under the Offer (see Box 1 and/or Box 2 in this Letter of Transmittal, as applicable).

         Units deposited under the Cash Alternative, and

         Units deposited under the Share Alternative.

If the undersigned fails to elect the Cash Alternative or the Share Alternative in this Letter of Transmittal, the undersigned will be deemed to have elected the Share Alternative for all of the Deposited Units.

If the undersigned apportions the Deposited Units between the Cash Alternative and the Share Alternative and the number of Units subject to the undersigned’s elections exceeds the number of Deposited Units (which the undersigned should identify in Box 1 and/or Box 2 in this Letter of Transmittal, as applicable), then the number of Units in respect of which the undersigned has elected the Cash Alternative will be reduced such that the number of Units in respect of which the undersigned has made elections equals the number of Deposited Units (which the undersigned should identify in Box 1 and/or Box 2 in this Letter of Transmittal, as applicable). If the undersigned apportions the Deposited Units (which the undersigned should identify in Box 1 and/or Box 2 in this Letter of Transmittal, as applicable) between the Cash Alternative and the Share Alternative and the number of Units subject to the undersigned’s elections is less than the number of Deposited Units (which the undersigned should identify in Box 1 and/or Box 2 in this Letter of Transmittal, as applicable), then the undersigned will be deemed to have elected the Share Alternative in respect of that number of Units in respect of which the undersigned failed to make a consideration election.

No fractional Toromont Shares will be issued under the Offer. Any Unitholder that would otherwise be entitled to receive a fractional Toromont Share will receive the applicable number of Toromont Shares, rounded down to the nearest whole number.

A Unitholder that is an Eligible Holder (as defined below) and that wishes to elect the Rollover Option (as defined in the Offer and Circular) to make the necessary joint tax election with Toromont to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes in respect of the disposition of Units under the Offer, must elect the Share Alternative in respect of that number of Units for which the Unitholder wishes to obtain such rollover. The Rollover Option may be withdrawn in certain circumstances. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

If a Unitholder delivered a Notice of Guaranteed Delivery in respect of Units deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received under the Offer will supersede any election made in this Letter of Transmittal. See Instruction 2 below, “Procedure for Guaranteed Delivery”.

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Box 4
ROLLOVER OPTION FOR ELIGIBLE HOLDERS

As described in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, a Unitholder that is an Eligible Holder, that disposes of Units under the Offer pursuant to the Share Alternative and that further elects the Rollover Option (if available) may, depending on the circumstances, obtain a full or partial tax-deferred rollover in respect of a disposition of Units by entering into a joint election with Toromont and filing such election with the Canada Revenue Agency (“CRA”) under section 85 of the Income Tax Act (Canada) (the “Tax Act”) specifying therein an elected amount in accordance with certain limitations provided in the Tax Act. The Rollover Option may be withdrawn in certain circumstances. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition — Exchange of Trust Units for Cash and Toromont Shares — Circumstances in Which the Rollover Option May Be Withdrawn”.

“Eligible Holder” means a Unitholder that is (i) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (ii) a non-resident of Canada for the purposes of the Tax Act, whose Units constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Units by reason of an exemption contained in an applicable income tax treaty or convention, or (iii) a partnership if one or more members of the partnership are described in (i) or (ii).

Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition — Exchange of Trust Units for Cash and Toromont Shares — Tax Deferred Rollover Under the Tax Act”, describes the actions that an Eligible Holder must take in order to make a valid tax election with Toromont under section 85 of the Tax Act. The Eligible Holder must obtain the appropriate federal election forms (Form T2057 or, in the event that the Units are held by a partnership, Form T2058) from the CRA, and where necessary, appropriate provincial election forms from the appropriate provincial office. The Eligible Holder must ensure that two signed copies of Form T2057 or, in the event that the Units are held by a partnership, two signed copies of Form T2058 (and where necessary, two signed copies of the appropriate provincial forms) are received by Toromont at its head office (3131 Highway 7 West, Concord, Ontario, L4K 1B7, Attention: Director of Taxation) on or before 90 days after the Expiry Time duly completed with details of the number of Units transferred, the consideration received and the applicable Elected Amounts (as defined in the Offer and Circular) for the purposes of such elections. Provided the Rollover Option is not withdrawn as described in the Offer and Circular, Toromont agrees only to add the required information regarding Toromont to any properly completed election form received by Toromont at its head office (3131 Highway 7 West, Concord, Ontario, L4K 1B7, Attention: Director of Taxation) on or before 90 days after the Expiry Time, to execute any such election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form within 60 days after the receipt thereof. The Eligible Holder must file the completed and signed joint tax election form with the CRA within the time prescribed by the Tax Act. Eligible Holders should consult their own tax advisors for assistance with respect to making a valid tax election.

Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) will be the sole responsibility of the Eligible Holder making such election, and such Eligible Holder will be solely responsible for the payment of any late filing penalties. Accordingly, Toromont will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Toromont reserves the right not to execute and return to a Unitholder for filing any tax election form sent to it that (i) is not fully completed and signed by an Eligible Holder who has elected the Share Alternative and who has further elected the Rollover Option in this Letter of Transmittal, or (ii) is not received by the Depositary on or before 90 days after the Expiry Time.

By checking the box below to elect the Rollover Option, the undersigned (i) represents that the Unitholder depositing the Deposited Units is an Eligible Holder who has elected the Share Alternative, (ii) acknowledges that it is the Unitholder’s responsibility to complete the appropriate tax election form and send two copies of the completed election form to Toromont at its head office (3131 Highway 7 West, Concord, Ontario, L4K 1B7, Attention: Director of Taxation) so that they are received on or before 90 days after the Expiry Time, and (iii) acknowledges that it is the Unitholder’s responsibility to file the tax election form with the CRA (or the applicable provincial tax authority) once it is returned to the Unitholder by Toromont and pay any applicable late filing penalties.

☐	Check here if you are an Eligible Holder, you have elected the Share Alternative and you wish to further elect the Rollover Option in order to make a joint tax election with Toromont under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). It is the Eligible Holder’s responsibility to take the steps required to make a valid tax election.

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The undersigned acknowledges receipt of the Offer and Circular and acknowledges that the deposit of Units under the Offer will constitute a binding agreement between the undersigned and Toromont, upon the terms and subject to the conditions of the Offer and this Letter of Transmittal. The undersigned represents and warrants that:

(a)	the undersigned has full power and authority to deposit, sell, assign and transfer (i) the Deposited Units, and (ii) all rights and benefits arising from such Deposited Units, including, without limitation, any and all dividends, distributions (including non-interest bearing loans to Exchangeable LP Unitholders but excluding any Permitted Distribution (as defined in the Offer and Circular)), payments, securities, property or other interests (including the Rights) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Units or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”);

(b)	the undersigned owns the Deposited Units and any Distributions deposited under the Offer;

(c)	the Deposited Units and the Distributions deposited under the Offer have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Units or the Distributions deposited under the Offer, to any other person;

(d)	the deposit of the Deposited Units and the Distributions deposited under the Offer complies with applicable Laws; and

(e)	when the Deposited Units and the Distributions deposited under the Offer are taken up and paid for by Toromont, Toromont will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights in respect of the Units described in the Offer or available at Law, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Units and (unless the deposit is made pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”) delivers to Toromont the enclosed Unit certificate(s) representing the Deposited Units and deposits, sells, assigns and transfers to Toromont all right, title and interest in and to the Deposited Units, and in and to all rights and benefits arising from the Deposited Units including the URP Rights, whether or not separated from the Deposited Units, any ELP Rights and any and all Distributions.

If, on or after the date of the Offer, Enerflex or Enerflex LP should divide, combine, reclassify, consolidate, convert or otherwise change any of the Trust Units or Exchangeable LP Units, respectively, or its respective capitalization or disclose that it has taken or intends to take any such action, then Toromont may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

If, on or after the date of the Offer, Enerflex or Enerflex LP should declare, allot, reserve, pay, accrue, issue, distribute, set aside, make or transfer any Distribution or payment on or with respect to any Unit, which is or are payable or distributable to a Unitholder of record on a record date that is prior to the time that the Units that such Unitholder deposited to the Offer are transferred into the name of Toromont or its nominees or transferees on the appropriate registers maintained by or on behalf of Enerflex or Enerflex LP, as applicable, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (i) in the case of Distributions in the form of cash (including non-interest bearing loans to Exchangeable LP Unitholders), the amount of the Distributions will be received and held by the depositing Unitholder for the account of Toromont until Toromont pays for such Units, and to the extent that such Distributions do not exceed the cash consideration greater than $0.05 per Unit, the cash consideration per Unit payable by Toromont under the Offer will be reduced by the amount of any such Distribution; (ii) in the case of Distributions not in the form of cash, the whole of any such non-cash Distributions shall be received and held by the depositing Unitholder for the account of Toromont and shall be promptly remitted and transferred by the depositing Unitholder to the Depositary for the account of Toromont, accompanied by appropriate documentation of transfer; and (iii) in the case of any Distributions in the form of cash (including non-interest bearing loans to Exchangeable LP Unitholders) in an aggregate amount that exceeds the cash consideration greater than $0.05 per Unit, the whole of any such Distribution (and not just the portion that exceeds the Offer price per Unit) shall be received and held by the depositing

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Unitholder for the account of Toromont and shall be promptly remitted and transferred by the depositing Unitholder to the Depositary for the account of Toromont, accompanied by appropriate documentation of transfer. Pending such remittance, Toromont will be entitled to all rights and privileges as the owner of any such Distribution and may withhold the Offer price per Unit payable by Toromont under the Offer or deduct from the Offer price per Unit payable by Toromont under the Offer the amount or value thereof, as determined by Toromont in its sole discretion.

The undersigned irrevocably constitutes, appoints and authorizes, effective at and after the time (the “Effective Time”) that Toromont takes up the Deposited Units, Toromont, each director and officer of Toromont and any other person designated by Toromont in writing, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Deposited Units with respect to the Deposited Units (which Units upon being taken up are, together with any Distributions thereon, hereinafter referred to as “Purchased Units”), including any Distributions, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Unitholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Units (including any Distributions to the extent consisting of securities) on the appropriate registers maintained by or on behalf of Enerflex, Enerflex LP or such other applicable entity;

(b)	to exercise any and all rights of such Purchased Units (including any Distributions) including, without limitation, the right to vote any and all of such Purchased Units (including any Distributions), the right to execute and deliver, as and when requested by Toromont, any and all instruments of proxy, authorizations, requisitions, resolutions (whether in writing or otherwise and including any counterparts thereof), consents and directions in form and on terms satisfactory to Toromont in respect of any or all Purchased Units (including any Distributions), the right to revoke any such instruments, authorizations, requisitions, resolutions, consents or directions, given prior to or after the Effective Time, and the right to designate in any such instruments, authorizations, requisitions, resolutions, consents and directions, any person or persons as the proxy of such Unitholder in respect of such Purchased Units (including any Distributions) for all purposes including, without limitation, in connection with any meeting(s) (whether annual, special or otherwise, or any adjournment(s) or postponement(s) thereof) or resolution(s) (in writing or otherwise and including, without limitation, the Special Resolutions) of holders of relevant securities of Enerflex, Enerflex LP or such other applicable entity (including, without limitation, any meeting to consider, or any resolution to authorize, a Subsequent Acquisition Transaction);

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Unitholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Unitholder and/or designate in any instruments of proxy any person(s) as the proxy or the proxy nominee(s) of such Unitholder in respect of such Distributions for all purposes; and

(d)	to exercise any other rights of a Unitholder with respect to such Purchased Units (including any Distributions).

The undersigned irrevocably approves, and irrevocably constitutes, appoints and authorizes, effective at and after the Expiry Time, Toromont, each director and officer of Toromont and any other person designated by Toromont in writing, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Deposited Units with respect to the Deposited Units and any Distributions, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Unitholder to vote, execute and deliver any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including any counterparts thereof), consents and directions, in form and on terms satisfactory to Toromont, approving, or otherwise in respect of, special resolutions of the Voting Unitholders (as defined in the Offer and Circular) under, pursuant to and in accordance with the provisions of the Deed of Trust:

(a)	removing each director of Enerflex Holdings General Partner Ltd. and appointing as directors thereof nominees of Toromont;

(b)	amending the Deed of Trust to permit a person to acquire all of the Trust Units not deposited under the Offer and any Trust Units that become outstanding upon the exercise, exchange or conversion of Exchangeable LP Units or Convertible Securities (as defined in the Offer and Circular) in the manner described in Section 9 of the Offer, “Acquisition of Units not Deposited — Tax Efficient Subsequent Acquisition”;

(c)	amending the Deed of Trust to provide that any Trust Units not deposited under the Offer and any Trust Units that become outstanding upon the exercise, exchange or conversion of Exchangeable LP Units or Convertible Securities

9

may be redeemed upon notice in writing provided by Enerflex and upon the payment of consideration per Trust Unit that is at least equal in value to, and in the same form as (including consideration elections, deemed consideration elections and pro-rationing), the consideration paid by Toromont under the Offer, less any applicable withholding taxes;

(d)	approving any Subsequent Acquisition Transaction that may be undertaken by Toromont in accordance with the Deed of Trust, as amended in accordance with the foregoing;

(e)	amending the Deed of Trust to permit Toromont, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (whether in writing or otherwise and including counterparts thereof), consents and directions in respect of any or all Purchased Units (including any Distributions), if determined necessary or appropriate by Toromont, and authorizing Toromont to execute any such amendment to the Deed of Trust in connection therewith;

(f)	directing Computershare Trust Company of Canada, as trustee of Enerflex, and the directors and officers of Enerflex Holdings General Partner Ltd. and the other affiliates of Enerflex to cooperate in all respects with Toromont regarding the foregoing, including in completing any Subsequent Acquisition Transaction undertaken by Toromont in accordance with the Deed of trust, as amended in accordance with the foregoing; and

(g)	authorizing any officer or director of Toromont, and any other person designated by Toromont in writing, to execute and deliver all documents and do all acts or things, on behalf of Enerflex or otherwise, as may be necessary or desirable to give effect to these special resolutions.

The undersigned revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Units or any Distributions, and that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Units or any Distributions by or on behalf of the undersigned unless the Deposited Units are not taken up and paid for in accordance with the terms of the Offer or are withdrawn in accordance with Section 8 of the Offer, “Withdrawal of Deposited Units”.

The undersigned also agrees not (without Toromont’s prior express written consent) to vote any of the Purchased Units (including any Distributions) at any meeting (whether annual, special or otherwise or any adjournment(s) or postponement(s) thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction or the Special Resolutions) of holders of relevant securities of Enerflex, Enerflex LP or such other entity, as applicable, and not (without Toromont’s prior express written consent) to exercise any of the other rights or privileges attached to the Purchased Units (including any Distributions), and agrees to execute and deliver to Toromont any and all instruments of proxy, authorizations, requisitions, resolutions (whether in writing or otherwise and including counterparts thereof), consents and directions in respect of all or any of the Purchased Units (including any Distributions), and agrees to appoint in any such instruments, authorizations, requisitions, resolutions, consents and directions, the person or persons specified by Toromont as the proxy of the holder of the Purchased Units (including any Distributions), with full power of substitution. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Units (including any Distributions) with respect thereto will be revoked and (without Toromont’s prior express written consent) no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of Toromont, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Units (including any Distributions) to Toromont. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of persons who have deposited Units in acceptance of the Offer for the purposes of receiving payment from Toromont and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Units under the Offer.

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All cash amounts payable under the Offer will be paid in Canadian dollars.

Settlement with each person who has deposited (and not withdrawn) Units under the Offer will be made by the Depositary forwarding a share certificate representing Toromont Shares (or, in the case of Trust Units deposited by book-entry transfer, crediting Toromont Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made) and/or issuing, or causing to be issued, a cheque (except for payments in excess of $25 million, which will be made by wire transfer (as described below)) in the amount to which the person depositing Units is entitled.

Unless otherwise directed in this Letter of Transmittal, the share certificate(s) representing Toromont Shares (or, in the case of Trust Units deposited by book-entry transfer, the credit of Toromont Shares) and/or the cheque will be issued in the name of the registered holder of the Units so deposited. Unless the person depositing the Units instructs the Depositary to hold the share certificate(s) representing Toromont Shares and/or the cheque for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the share certificate(s) representing Toromont Shares (except in the case of Trust Units deposited by book-entry transfer) and/or the cheque will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the share certificate(s) representing Toromont Shares and/or the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Enerflex or Enerflex LP, as applicable. Share certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, Toromont may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Unitholder. The undersigned understands and acknowledges that under no circumstances will interest accrue, or be paid by Toromont or the Depositary to it or any other person depositing Units, on the purchase price of Units purchased by Toromont, regardless of any delay in making payments for Units.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled under the Offer.

Any Deposited Units that are not taken up and paid for by Toromont pursuant to the terms and conditions of the Offer for any reason will be returned, at Toromont’s expense, to the depositing Unitholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either: (i) sending certificates representing the Units and, if applicable, Rights Certificates, not purchased by first class insured mail to the address of the depositing Unitholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Enerflex or Enerflex LP, as applicable; or (ii) in the case of Trust Units deposited by book-entry transfer, pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, crediting such Units to the account at CDS or DTC, as applicable, from which such book-entry transfer was made.

Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Units directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Toromont Shares on behalf of Ineligible U.S. Holders through the facilities of the TSX (see Instruction 9 below, “Notice to Certain U.S. Holders”)).

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

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UNITHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A
REGISTRATION AND PAYMENT INSTRUCTIONS

ISSUE SHARE CERTIFICATE
REPRESENTING TOROMONT SHARES
AND/OR CHEQUE IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance
or Social Security Number)

BLOCK B
DELIVERY INSTRUCTIONS

SEND SHARE CERTIFICATE REPRESENTING
TOROMONT SHARES AND/OR CHEQUE
(Unless Block D is checked) TO:

☐ Same as address in Block A or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance
or Social Security Number)

*	The delivery instructions given in this Block B will also be used to return certificate(s) representing Units and, if applicable, Rights Certificate(s), if required for any reason.

BLOCK C
TAXPAYER IDENTIFICATION NUMBER

U.S. residents/citizens must provide their
Taxpayer Identification Number

(Taxpayer Identification Number)

If you are a U.S. Unitholder or are acting on behalf of a U.S. Unitholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Unitholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 8, “Substitute Form W-9 for U.S. Unitholders Only”, for further details.

BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD SHARE CERTIFICATE REPRESENTING TOROMONT SHARES AND/OR CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

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BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐	CHECK HERE IF UNITS ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK F
INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
(To be completed if applicable)

The undersigned represents that the dealer who solicited and obtained this deposit is:

(Firm)	(Registered Representative)	(Telephone Number)

☐	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

BLOCK G
U.S. UNITHOLDERS — TAX

A U.S. Unitholder is any Unitholder that is either (A) providing an address in Block B which is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. UNITHOLDER OR ARE ACTING ON BEHALF OF A U.S. UNITHOLDER:

☐	The person signing this Letter of Transmittal represents that it is not a U.S. Unitholder and is not acting on behalf of a U.S. Unitholder.

☐	The person signing this Letter of Transmittal represents that it is a U.S. Unitholder or is acting on behalf of a U.S. Unitholder.

IF YOU ARE A U.S. UNITHOLDER OR ARE ACTING ON BEHALF OF A U.S. UNITHOLDER, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 8 BELOW.

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BLOCK H
U.S. HOLDERS — STATE LAWS

If you are a U.S. Holder or are acting on behalf of a U.S. Holder, or if the address for delivery of the Toromont Shares set out in Block B above is in the United States, you represent that the person making the investment decision to deposit Units under the Offer is resident in the state or other jurisdiction listed in Block A above, unless you check the following box and list below the state or other jurisdiction in which such person is resident. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Units for each jurisdiction.

☐	The person signing this Letter of Transmittal represents that the person(s) making the investment decision to deposit Units under the Offer is (are) resident in the following state(s) or other jurisdiction(s):

☐	The person signing this Letter of Transmittal represents that the person(s) making the investment decision to deposit Units under the Offer is an (are) Ineligible U.S. Holder(s).

YOU ACKNOWLEDGE THAT TOROMONT IS RELYING ON THE FOREGOING REPRESENTATIONS IN DETERMINING WHETHER YOU ARE ELIGIBLE TO RECEIVE TOROMONT SHARES. YOU ACKNOWLEDGE AND AGREE THAT IF TOROMONT DETERMINES, IN ITS SOLE DISCRETION, THAT YOU ARE AN INELIGIBLE U.S. HOLDER, OR IF THIS BLOCK H IS PARTIALLY COMPLETED OR IS COMPLETED BUT IS ILLEGIBLE, TOROMONT IS ENTITLED TO TREAT YOU AS BEING AN INELIGIBLE U.S. HOLDER AND ELIGIBLE TO RECEIVE ONLY A CHEQUE IN THE MANNER OUTLINED HEREIN AND IN THE OFFER AND CIRCULAR.

BLOCK I
UNITHOLDER SIGNATURE
By signing below, the Unitholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature of Guarantor	Signature of Unitholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of Unitholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Unitholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

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INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed, if required by Instruction 3 below, together with the accompanying certificate(s) representing the Deposited Units (or, alternatively, Book-Entry Confirmation with respect thereto), and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at its office specified in this Letter of Transmittal at or prior to 8:00 p.m. (Toronto time) on January 7, 2010 (the “Expiry Time”), unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Units and, if applicable, Rights Certificate(s) and all other required documents is at the option and risk of the Unitholder depositing these documents. Toromont recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

(c)	Unitholders whose Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance depositing their Units.

2.	Procedure for Guaranteed Delivery

If a Unitholder wishes to deposit Units under the Offer and either the certificate(s) representing the Units is (are) not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Units nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	a Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer and Circular, properly completed and executed, or a manually executed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office specified in the Notice of Guaranteed Delivery;

(c)	in the case of Trust Units, the certificate(s) representing all deposited Trust Units, together with this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signatures guaranteed, if required by Instruction 3 below, and all other documents required by the Offer and this Letter of Transmittal, are received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Effective Time, and:

(i)	if the Separation Time has occurred before the Effective Time and URP Rights Certificates have been distributed to Trust Unitholders before the Effective Time, the URP Rights Certificate(s) representing all deposited URP Rights, together with this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signatures guaranteed, if required by Instruction 3 below, and all other documents required by the Offer and this Letter of Transmittal, are received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Effective Time; or

(ii)	if the Separation Time has occurred before the Effective Time but URP Rights Certificates have not been distributed to Trust Unitholders before the Effective Time, the URP Rights Certificate(s) representing all deposited URP Rights, together with this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signatures guaranteed, if required by Instruction 3 below, and all other documents required by the Offer and this Letter of Transmittal, are received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after URP Rights Certificates are distributed to Trust Unitholders; and

(d)	in the case of Exchangeable LP Units, the certificate(s) representing all deposited Exchangeable LP Units, together with this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the

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signatures guaranteed, if required by Instruction 3 below, and all other documents required by the Offer and this Letter of Transmittal, are received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Effective Time, and:

(i)	if any ELP Rights have been issued, and ELP Rights Certificates have been distributed in respect thereof, to Exchangeable LP Unitholders before the Effective Time, the ELP Rights Certificate(s) representing all deposited ELP Rights, together with this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signatures guaranteed, if required by Instruction 3 below, and all other documents required by the Offer and this Letter of Transmittal, are received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Effective Time; or

(ii)	if any ELP Rights have been issued, but ELP Rights Certificates have not been distributed in respect thereof, to Exchangeable LP Unitholders before the Effective Time, the ELP Rights Certificate(s) representing all deposited ELP Rights, together with this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signatures guaranteed, if required by Instruction 3 below, and all other documents required by the Offer and this Letter of Transmittal, are received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third business day after ELP Rights Certificates are distributed to Exchangeable LP Unitholders.

If a Unitholder delivered a Notice of Guaranteed Delivery in respect of Units deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in this Letter of Transmittal.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary at its office specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificate(s) representing Units and, if applicable, Rights Certificates and all other required documents to any office other than the office of the Depositary specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved signature guarantee Medallion program, including a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

3.	Signatures

This Letter of Transmittal must be completed and executed by the Unitholder accepting the Offer described above or by such Unitholder’s duly authorized representative (in accordance with Instruction 4 below).

(a)	If this Letter of Transmittal is executed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must execute this Letter of Transmittal.

(b)	Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s), or if the share certificate(s) representing Toromont Shares (except in the case of Trust Units deposited by book-entry transfer) and/or the cheque(s) is (are) to be issued or sent to a person other than the registered holder(s), or if the certificate(s) representing Units and, if applicable, Rights Certificates in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Enerflex or Enerflex LP, as applicable:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate unit transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and

(ii)	the signature on the endorsement panel or unit transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s), and must be

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guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Toromont or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

If any share certificate(s) representing Toromont Shares (except in the case of Trust Units deposited by book-entry transfer) and/or cheque(s) is (are) to be sent to or if certificate(s) representing Units and, if applicable, Rights Certificates in respect of which the Offer is not being accepted is (are) are to be returned to someone at an address other than the address of the Unitholder as it appears in Block A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any share certificate(s) representing Toromont Shares (except in the case of Trust Units deposited by book-entry transfer) and/or cheque(s) will be mailed to the depositing Unitholder at the address of such Unitholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Unitholder as it appears on the securities register maintained by or on behalf of Enerflex or Enerflex LP, as applicable. Any share certificate(s) and/or cheque(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Partial Deposits

If less than the total number of Units evidenced by any certificate(s) submitted is to be deposited, fill in the number of Units to be deposited in the appropriate space in Box 1, entitled “Trust Units”, or Box 2, entitled “Exchangeable LP Units”, as applicable, on this Letter of Transmittal. In such case, new certificate(s) for the number of Units not deposited under the Offer will be sent to the registered holder as soon as practicable after the Effective Time (unless such holder completes Block B on this Letter of Transmittal). The total number of Units evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to Unitholders that deposit their Units by book-entry transfer.

7.	Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal, entitled “Investment Dealer or Broker Soliciting Acceptance of the Offer”, and present a list of beneficial holders, if applicable.

8.	Substitute Form W-9 for U.S. Unitholders Only

United States federal income tax law generally requires a U.S. Unitholder who receives cash in exchange for Units to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Unitholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

To prevent backup withholding, each U.S. Unitholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Unitholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN) and (2) that the holder is a U.S. person (including a U.S. resident alien).

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Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date such form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Units are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Unitholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and such amounts will be paid over to the Internal Revenue Service.

If a Unitholder has a U.S. address, but is not a U.S. Unitholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. UNITHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

9.	Notice to Certain U.S. Holders

All Ineligible U.S. Holders must notify their broker, financial advisor, financial institution or other nominee through which their Units are held of their status as an Ineligible U.S. Holder. Failure by an Ineligible U.S. Holder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Units are held of such Unitholder’s status as an Ineligible U.S. Holder prior to the Expiry Time will be deemed to be a certification that such Unitholder is not a resident of a U.S. state who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Unitholder is a resident. Any U.S. Holder who deposits Units using a Letter of Transmittal that does not indicate whether such U.S. Holder is an Ineligible U.S. Holder will be deemed to have certified that such U.S. Holder is not an Ineligible U.S. Holder.

Unless otherwise indicated in Block H above, the undersigned hereby acknowledges and confirms that the certificate(s) deposited with this Letter of Transmittal represent(s) Units not held by or on behalf of one or more Ineligible U.S. Holders. The undersigned acknowledges that Toromont and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements, and Toromont is irrevocably authorized to produce this Letter of Transmittal or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

See “Notice to Unitholders in the United States” above for further information.

10.	Currency of Payment

All amounts payable under the Offer will be paid in Canadian dollars.

11.	Miscellaneous

(a)	If the space in Box 1 or Box 2 of this Letter of Transmittal is insufficient to list all certificates representing Units and, if applicable, Rights Certificates, additional certificate numbers and number of Units and, if applicable, Rights may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Units are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be properly completed and executed for each different registration.

(c)	Subject to paragraph (f) below, no alternative, conditional or contingent deposits will be accepted. All depositing Unitholders, by execution of this Letter of Transmittal, or a manually executed facsimile hereof, waive any right to receive any notice of the acceptance of Deposited Units for payment, except as required by applicable Laws.

(d)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement

18

resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(f)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Units deposited under the Offer will be determined by Toromont in its sole discretion. Depositing Unitholders agree that such determination will be final and binding. Toromont reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. Toromont reserves the absolute right to waive any defects or irregularities in the deposit of any Units. There shall be no duty or obligation of Toromont, the Depositary, the Information Agent, the Dealer Managers or any other person to give notice of any defect or irregularity in any deposit of any Units and no liability shall be incurred or suffered by any of them for failure to give any such notice. Toromont’s interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. Toromont reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(g)	Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary, the Information Agent or the Dealer Managers at their respective addresses specified in this Letter of Transmittal.

12.	Lost Certificates

If a certificate representing Units or a Rights Certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to the registrar and transfer agent for the Trust Units or Exchangeable LP Units, as applicable, so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Units or a Rights Certificate has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Units and, if applicable, the Rights represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

13.	Assistance

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Units with the Depositary may be directed to the Depositary, the Information Agent or the Dealer Managers. Their contact details are provided at the end of this document.

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SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. UNITHOLDERS ONLY

SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification	Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “exempt” here (see Instructions):

Name

Business Name

Please Check Appropriate box

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Limited liability company (Enter the tax classification:

D = disregarded entity; C = corporation; P = partnership) ☐ Other

Address

City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

(2) I am a U.S. person (including a U.S. resident alien).

Signature of U.S. person Date

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me may be withheld.

Signature	Date

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FOR U.S. UNITHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

Give Name and
TAXPAYER IDENTIFICATION
For this type of Account:		Number of

1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or a disregarded entity	The owner(3)

Give Name and
TAXPAYER IDENTIFICATION
For this type of account:		Number of

6.	A valid trust, estate, or pension trust	The legal entity(4)
7.	Corporate (or electing corporate status on Form 8832)	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9.	Partnership or multi-member LLC treated as a partnership	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employee identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Obtaining a Number

If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov, clicking on Business, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A corporation;

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(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A custodian;

(xii)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)	A foreign central bank of issue; and

(xiv)	A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S. $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S. $500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

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The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4 Attention: Corporate Restructures	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9 Attention: Corporate Restructures

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, ON M5X 1E2

North American Toll Free Phone:
1-888-518-6832

Email: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

The Dealer Managers for the Offer are:

CIBC World Markets Inc. Brookfield Place, 6th Floor 161 Bay Street Toronto, ON M5J 2S8 Telephone: 1-866-744-2030	TD Securities Inc. 66 Wellington Street TD Bank Tower, 8th Floor Toronto, ON M5K 1A2 Telephone: (416) 308-5605

Any questions or requests for assistance or additional copies of the Offer and Circular, this Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary, the Information Agent or the Dealer Managers at the telephone numbers and locations set out above. Unitholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY TOROMONT INDUSTRIES LTD. FOR ALL OUTSTANDING TRUST UNITS (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE UNITHOLDER RIGHTS PLAN) OF ENERFLEX SYSTEMS INCOME FUND AND ALL OUTSTANDING CLASS B LIMITED PARTNERSHIP UNITS (INCLUDING ANY ASSOCIATED RIGHTS) OF ENERFLEX HOLDINGS LIMITED PARTNERSHIP.

NOTICE OF GUARANTEED DELIVERY

for the deposit of Trust Units
(and associated rights issued under the Unitholder Rights Plan)
of

ENERFLEX SYSTEMS INCOME FUND

and

for the deposit of Class B Limited Partnership Units
(and any associated rights)
of

ENERFLEX HOLDINGS LIMITED PARTNERSHIP

under the Offer dated November 16, 2009 made by

TOROMONT INDUSTRIES LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON
JANUARY 7, 2010 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT CERTIFICATE(S) REPRESENTING YOUR TRUST UNITS OR CLASS B LIMITED PARTNERSHIP UNITS ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER SUCH CERTIFICATE(S) TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated November 16, 2009 (the “Offer”) made by Toromont Industries Ltd. (“Toromont”) to purchase all of the issued and outstanding trust units of Enerflex Systems Income Fund (“Enerflex”) together with any associated rights (the “URP Rights”) under the unitholder rights plan of Enerflex (together, the “Trust Units”) and all of the issued and outstanding class B limited partnership units of Enerflex Holdings Limited Partnership (“Enerflex LP”) together with any associated ELP Rights (as defined in the Offer and Circular) (together, the “Exchangeable LP Units” and, together with the Trust Units, the “Units”), other than any Units owned directly or indirectly by Toromont or its affiliates, including all Units issued after the date hereof but before the Expiry Time (as defined in the Offer and Circular) upon the exercise, exchange or conversion of any options or other securities of Enerflex, Enerflex LP or their respective affiliates (other than URP Rights and any ELP Rights (together, the “Rights”)) that are exercisable or exchangeable for, or convertible into, Units, if certificate(s) representing the Units to be deposited under the Offer are not immediately available or if the holder of Units (the “Unitholder”) is not able to deliver the certificate(s) and all other required documents to CIBC Mellon Trust Company (the “Depositary”) at or prior to the Expiry Time.

The terms and conditions of the Offer and the Letter of Transmittal are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and related circular dated November 16, 2009 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular. All dollar references in this Notice of Guaranteed Delivery are in Canadian dollars, except where otherwise indicated.

Questions or requests for assistance in accepting the Offer, completing this Notice of Guaranteed Delivery and depositing Units with the Depositary may be directed to the Depositary, the Information Agent or the Dealer Managers. Their contact details are provided at the end of this document. Unitholders whose Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee if they wish to accept the Offer.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Unitholder wishes to deposit Units under the Offer and either the certificate(s) representing the Units is (are) not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Units may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	this Notice of Guaranteed Delivery, properly completed and executed, or a manually executed facsimile hereof, including a guarantee to deliver by an Eligible Institution in the form set out below is received by the Depositary at its office specified in this Notice of Guaranteed Delivery at or prior to the Expiry Time;

(c)	in the case of Trust Units, the certificate(s) representing all deposited Trust Units, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Offer and the Letter of Transmittal, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the “TSX”) after the time (the “Effective Time”) that Toromont takes up the Units covered by the Letter of Transmittal, and:

(i)	if the Separation Time has occurred before the Effective Time and certificates representing URP Rights (the “URP Rights Certificates”) have been distributed to Trust Unitholders before the Effective Time, the URP Rights Certificate(s) representing all deposited URP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Offer and the Letter of Transmittal, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Effective Time; or

(ii)	if the Separation Time has occurred before the Effective Time but URP Rights Certificates have not been distributed to Trust Unitholders before the Effective Time, the URP Rights Certificate(s) representing all deposited URP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Offer and the Letter of Transmittal, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after URP Rights Certificates are distributed to Trust Unitholders; and

(d)	in the case of Exchangeable LP Units, the certificate(s) representing all deposited Exchangeable LP Units, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Offer and the Letter of Transmittal, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Effective Time, and:

(i)	if any ELP Rights have been issued, and certificates representing ELP Rights (the “ELP Rights Certificates”) have been distributed in respect thereof, to holders of Exchangeable LP Units (the “Exchangeable LP Unitholders”) before the Effective Time, the ELP Rights Certificate(s) representing all deposited ELP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Offer and the Letter of Transmittal, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Effective Time; or

(ii)	if any ELP Rights have been issued, but ELP Rights Certificates have not been distributed in respect thereof, to Exchangeable LP Unitholders before the Effective Time, the ELP Rights Certificate(s) representing all deposited ELP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Offer and the

2

Letter of Transmittal, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third business day after ELP Rights Certificates are distributed to Exchangeable LP Unitholders.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved signature guarantee Medallion program, including a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

The undersigned understands and acknowledges that payment for Units deposited and taken up by Toromont under the Offer will be made only after timely receipt by the Depositary of the certificate(s) representing the Units and, if applicable, Rights Certificates, a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, covering such Units and, if applicable, Rights, with the signature(s) guaranteed, if required in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Effective Time. Toromont reserves the right, if the Separation Time occurs before the Effective Time, to require that prior to taking up any Units for payment under the Offer, the Depositary receive URP Rights Certificates from the undersigned representing URP Rights equal in number to the number of Trust Units deposited by the undersigned. Toromont also reserves the right, if any ELP Rights are issued to Exchangeable LP Unitholders before the Effective Time, to require that prior to taking up any Units for payment under the Offer, the Depositary receive ELP Rights Certificates from the undersigned representing ELP Rights equal in number to the number of ELP Rights issued per Exchangeable LP Unit deposited by the undersigned.

The undersigned further understands and acknowledges that under no circumstances will interest accrue, or be paid by Toromont or the Depositary to the persons depositing Units, on the purchase price of Units purchased by Toromont, regardless of any delay in making payments for Units, and that the consideration for the Units tendered pursuant to the guaranteed delivery procedures will be the same as that for the Units delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Units to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary for such Units is not made until after the take-up of, and payment for, the Units under the Offer.

Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

U.S. Unitholders

The Toromont Shares (as defined below) offered under the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), provided by Rule 802 thereunder. No Toromont Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Toromont is satisfied that such Toromont Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Toromont in its sole discretion, Toromont Shares will not be delivered to or for the account or for the benefit of Ineligible U.S. Holders (as defined below).

An “Ineligible U.S. Holder” means a Unitholder for which the investment decision to deposit Units under the Offer is made by a resident of a U.S. state or other U.S. jurisdiction in which Toromont is not satisfied, in its sole discretion, that Toromont Shares may be delivered in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other U.S. jurisdiction, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements (without limitation of the foregoing, an Ineligible U.S. Holder shall include any Unitholder who is a resident of the United States and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of his, her or its respective U.S. jurisdiction).

Ineligible U.S. Holders that would otherwise receive Toromont Shares in exchange for their Units may, at the sole discretion of Toromont, have such Toromont Shares issued on their behalf to a selling agent, which shall, as agent for such

3

Unitholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Toromont Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. Each Unitholder for whom Toromont Shares are sold by the selling agent will receive an amount equal to such Unitholder’s pro rata interest in the net proceeds of sales of all Toromont Shares so sold by the selling agent. Toromont will have no liability for any such proceeds received or the remittance thereof to such Unitholders.

All Ineligible U.S. Holders must notify their broker, financial advisor, financial institution or other nominee through which their Units are held of their status as an Ineligible U.S. Holder. Failure by an Ineligible U.S. Holder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Units are held of such Unitholder’s status as an Ineligible U.S. Holder prior to the Expiry Time will be deemed to be a certification that such Unitholder is not a resident of a U.S. state who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Unitholder is a resident. Any Unitholder in the United States (a “U.S. Unitholder”) that deposits Units using a Letter of Transmittal that does not indicate whether such U.S. Unitholder is an Ineligible U.S. Holder will be deemed to have certified that such U.S. Unitholder is not an Ineligible U.S. Holder.

Toromont Shares issued to Unitholders under the Offer will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Units deposited by such Unitholders under the Offer are “restricted securities”. Accordingly, if you deposit Units under the Offer that bear a U.S. Securities Act restrictive legend, any Toromont Shares issued to you in exchange for such Units shall also bear a U.S. Securities Act restrictive legend.

Unitholders in the United States should be aware that the disposition of Units and the acquisition of Toromont Shares by them as described herein may have tax consequences both in the United States and in Canada. Only certain of the Canadian tax consequences are described in the Offer and Circular and such Unitholders are encouraged to consult their tax advisors with respect to both the United States and Canadian tax consequences of the disposition of Units and the acquisition of Toromont Shares. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary at its office specified below and must include a guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery. Delivery of this Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Units and, if applicable, Rights Certificates and all other required documents to any office other than the office of the Depositary specified below does not constitute delivery for purposes of satisfying a guaranteed delivery.

By Mail:	By Registered Mail, by Hand or by Courier:	By Facsimile Transmission:

P.O. Box 1036 Adelaide Postal Station Toronto, ON M5C 2K4 Attention: Corporate Restructures	199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9 Attention: Corporate Restructures	(416) 643-3148

To constitute delivery for the purpose of satisfying guaranteed delivery, upon receipt of the certificate(s) to which this Notice of Guaranteed Delivery applies, the Letter of Transmittal, accompanying certificate(s) and all other required documents must be delivered to the same office of the Depositary where this Notice of Guaranteed Delivery is delivered.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures on the Letter of Transmittal. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

DO NOT SEND CERTIFICATES REPRESENTING UNITS AND, IF APPLICABLE, RIGHTS CERTIFICATES, WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR UNITS AND, IF APPLICABLE, RIGHTS CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

4

TO:	TOROMONT INDUSTRIES LTD.

AND TO:	CIBC MELLON TRUST COMPANY

The undersigned hereby deposits with Toromont, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of each of which is hereby acknowledged, the Units, including, if applicable, the Rights, listed below in Box 1 and/or Box 2, as applicable, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Box 1
TRUST UNITS
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
	Name(s) in Which Certificate(s) is	Number of Trust Units
Certificate Number(s)	(are) Registered (fill in exactly as	Represented by	Number of
(if available)	name(s) appear(s) on certificate(s))	Certificate(s)*	Trust Units Deposited*

TOTAL:

URP RIGHTS**
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
(To be completed if necessary)
Name(s) in Which URP Rights
	Certificate(s) is (are) Registered	Number of URP Rights
Certificate Number(s)	(fill in exactly as name(s)	Represented by	Number of
(if available)	appear(s) on certificate(s))	URP Rights Certificate(s)*	URP Rights Deposited*

TOTAL:

*	Unless otherwise indicated, the total number of Trust Units and URP Rights evidenced by all certificates delivered with a Letter of Transmittal will be deemed to have been deposited.

**	The following procedures must be followed in order to effect the valid delivery of URP Rights Certificates: (a) if the Separation Time under the Rights Plan (as defined in the Offer and Circular) has not occurred before the Effective Time (as defined below), a deposit of Trust Units by the undersigned will also constitute a deposit of the associated URP Rights; (b) if the Separation Time occurs before the Effective Time and URP Rights Certificates have been distributed by Enerflex to Trust Unitholders before the Effective Time, URP Rights Certificates representing URP Rights equal in number to the number of Trust Units deposited under the Offer must be delivered to the Depositary before the Effective Time; and (c) if the Separation Time occurs before the Effective Time and URP Rights Certificates are not distributed before the Effective Time, the undersigned must deposit its URP Rights before receiving URP Rights Certificates by using the guaranteed delivery procedure. Note that in any case, a deposit of Trust Units constitutes an irrevocable agreement (subject only to the withdrawal rights in respect of Trust Units described in the Offer and Circular or available at Law) by the undersigned to deliver URP Rights Certificates representing URP Rights equal in number to the number of Trust Units deposited by the undersigned under the Offer on or before the third trading day on the TSX after the date, if any, that URP Rights Certificates are distributed. Toromont reserves the right, if the Separation Time occurs before the Effective Time, to require that prior to taking up any Units for payment under the Offer, the Depositary receive URP Rights Certificates from the undersigned representing URP Rights equal in number to the number of Trust Units deposited by the undersigned.

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Box 2
EXCHANGEABLE LP UNITS
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
	Name(s) in Which Certificate(s) is	Number of Exchangeable LP
Certificate Number(s)	(are) Registered (fill in exactly as	Units Represented by	Number of Exchangeable
(if available)	name(s) appear(s) on certificate(s))	Certificate(s)*	LP Units Deposited*

TOTAL:

ELP RIGHTS**
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
(To be completed if necessary)
Name(s) in Which ELP Rights
	Certificate(s) is (are) Registered	Number of ELP Rights
Certificate Number(s)	(fill in exactly as name(s)	Represented by	Number of
(if available)	appear(s) on certificate(s))	ELP Rights Certificate(s)*	ELP Rights Deposited*

TOTAL:

*	Unless otherwise indicated, the total number of Exchangeable LP Units and ELP Rights, if any, evidenced by all certificates delivered with a Letter of Transmittal will be deemed to have been deposited.

**	The following procedures must be followed in order to effect the valid delivery of ELP Rights Certificates: (a) if any ELP Rights are issued to Exchangeable LP Unitholders before the Effective Time and ELP Rights Certificates are distributed to Exchangeable LP Unitholders before the Effective Time, ELP Rights Certificates representing that number of ELP Rights issued in respect of the Exchangeable LP Units deposited under the Offer must be delivered to the Depositary before the Effective Time; and (b) if any ELP Rights are issued to Exchangeable LP Unitholders before the Effective Time but ELP Rights Certificates are not distributed to Exchangeable LP Unitholders before the Effective Time, the undersigned must deposit its ELP Rights before receiving ELP Rights Certificates by using the guaranteed delivery procedure. Note that in any case, a deposit of Exchangeable LP Units constitutes an irrevocable agreement (subject only to the withdrawal rights in respect of Exchangeable LP Units described in the Offer and Circular or available at Law) by the undersigned to deliver ELP Rights Certificates representing ELP Rights equal in number to the number of ELP Rights issued per Exchangeable LP Unit deposited under the Offer on or before the third business day after the date, if any, that ELP Rights Certificates are distributed. Toromont reserves the right, if any ELP Rights are issued to Exchangeable LP Unitholders before the Effective Time, to require that prior to taking up any Units for payment under the Offer, the Depositary receive ELP Rights Certificates from the undersigned representing ELP Rights equal in number to the number of ELP Rights issued per Exchangeable LP Unit deposited by the undersigned.

2

Box 3
ELECTION FOR CASH AND/OR TOROMONT SHARES

Under the Offer, the undersigned may elect the Cash Alternative (as defined in the Offer and Circular) or the Share Alternative (as defined in the Offer and Circular) with respect to all of the Deposited Units (as defined in the Offer and Circular) or the undersigned may apportion the Deposited Units between the Cash Alternative and the Share Alternative. The undersigned hereby elects as follows:

☐	CASH ALTERNATIVE
Unitholders that check this box will receive $13.50 cash for each Unit deposited under the Offer (subject to pro ration, as described in the Offer and Circular).
OR
☐	SHARE ALTERNATIVE
Unitholders that check this box will receive 0.5098 of a common share of Toromont (each whole common share, a “Toromont Share”) and $0.05 cash for each Unit deposited under the Offer (subject to pro ration, as described in the Offer and Circular).
OR
☐	COMBINATION OF CASH ALTERNATIVE AND SHARE ALTERNATIVE
Unitholders that check this box and complete the fields immediately below will receive $13.50 cash for each Unit deposited under the Cash Alternative and 0.5098 of a Toromont Share and $0.05 cash for each Unit deposit under the Share Alternative (in each case subject to pro ration, as described in the Offer and Circular). The total number of Units deposited under this alternative must equal the total number of Units deposited under the Offer (see Box 1 and/or Box 2 in this Notice of Guaranteed Delivery, as applicable).

Units deposited under the Cash Alternative, and

Units deposited under the Share Alternative.

If the undersigned fails to elect the Cash Alternative or the Share Alternative in this Notice of Guaranteed Delivery, the undersigned will be deemed to have elected the Share Alternative for all of the Deposited Units.

If the undersigned apportions the Deposited Units between the Cash Alternative and the Share Alternative and the number of Units subject to the undersigned’s elections exceeds the number of Deposited Units (which the undersigned should identify in Box 1 and/or Box 2 in this Notice of Guaranteed Delivery, as applicable), then the number of Units in respect of which the undersigned has elected the Cash Alternative will be reduced such that the number of deposited Units in respect of which the undersigned has made elections equals the number of Deposited Units (which the undersigned should identify in Box 1 and/or Box 2 in this Notice of Guaranteed Delivery, as applicable). If the undersigned apportions the Deposited Units (which the undersigned should identify in Box 1 and/or Box 2 in this Notice of Guaranteed Delivery, as applicable) between the Cash Alternative and the Share Alternative and the number of Units subject to the undersigned’s elections is less than the number of Deposited Units (which the undersigned should identify in Box 1 and/or Box 2 in this Notice of Guaranteed Delivery, as applicable), then the undersigned will be deemed to have elected the Share Alternative in respect of that number of Units in respect of which the undersigned failed to make a consideration election.

No fractional Toromont Shares will be issued under the Offer. Any Unitholder that would otherwise be entitled to receive a fractional Toromont Share will receive the applicable number of Toromont Shares, rounded down to the nearest whole number.

A Unitholder that is an Eligible Holder (as defined in the Offer and Circular) and that wishes to elect the Rollover Option (as defined in the Offer and Circular) in the Letter of Transmittal to make the necessary joint tax election with Toromont to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes in respect of the disposition of Units under the Offer, must elect the Share Alternative in respect of that number of Units for which the Unitholder wishes to obtain such rollover. The Rollover Option may be withdrawn in certain circumstances. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

IF A UNITHOLDER DELIVERS THIS NOTICE OF GUARANTEED DELIVERY IN RESPECT OF UNITS TO BE DEPOSITED WITH A LETTER OF TRANSMITTAL, THE ELECTION (OR DEEMED ELECTION) MADE IN THIS NOTICE OF GUARANTEED DELIVERY AS TO THE CONSIDERATION TO BE RECEIVED UNDER THE OFFER WILL SUPERSEDE ANY ELECTION MADE IN A LETTER OF TRANSMITTAL.

3

UNITHOLDER SIGNATURES

Signature(s) of Unitholder(s) Name (please print or type) Date	Address(es) Postal Code/Zip Code Daytime Telephone Number

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Units and, if applicable, Rights Certificates deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal in the form accompanying the Offer and Circular, or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Effective Time except:(a) in the case of URP Rights Certificates, if the Separation Time has occurred before the Effective Time but URP Rights Certificates have not been distributed before the Effective Time, at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the URP Rights Certificates are distributed; and (b) in the case of ELP Rights Certificates, if any ELP Rights have been issued before the Effective Time, but ELP Rights Certificates have not been distributed before the Effective Time, at or prior to 5:00 p.m. (Toronto time) on the third business day after ELP Rights Certificates are issued.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Postal/Zip Code	Title

Date
Area Code and Telephone Number

4

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4 Attention: Corporate Restructures	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9 Attention: Corporate Restructures

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, ON M5X 1E2

North American Toll Free Phone:
1-888-518-6832

Email: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

The Dealer Managers for the Offer are:

CIBC World Markets Inc. Brookfield Place, 6th Floor 161 Bay Street Toronto, ON M5J 2S8 Telephone: 1-866-744-2030	TD Securities Inc. 66 Wellington Street TD Bank Tower, 8th Floor Toronto, ON M5K 1A2 Telephone: (416) 308-5605

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal or this Notice of Guaranteed Delivery may be directed to the Depositary, the Information Agent or the Dealer Managers at the telephone numbers and locations set out above. Unitholders may also contact their investment advisor, stockbroker bank, trust company or other nominee for assistance concerning the Offer.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
The exhibits set forth below are furnished as part of this form:

Exhibit
Number	Description of Document

1.1	Advertisement, dated November 16, 2009.

2.1	Annual information form of Toromont Industries Ltd., dated March 16, 2009, for the year ended December 31, 2008.

2.2	Audited consolidated financial statements of Toromont Industries Ltd. for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors’ report thereon.

2.3	Management’s discussion and analysis of the consolidated financial condition and results of operations of Toromont Industries Ltd. for the years ended December 31, 2008 and 2007.

2.4	Unaudited interim consolidated financial statements of Toromont Industries Ltd. for the three and nine months ended September 30, 2009 and 2008, together with the notes thereto, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Toromont Industries Ltd.

2.5	Management information circular of Toromont Industries Ltd., dated February 27, 2009, prepared in connection with Toromont Industries Ltd.’s annual and special meeting of shareholders held on April 23, 2009.
PART III — CONSENT TO SERVICE OF PROCESS
A written irrevocable consent and power of attorney on Form F-X is being filed by Toromont Industries Ltd. concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOROMONT INDUSTRIES LTD.
By:	/s/ David Wetherald
	Name:	David Wetherald
	Title:	VP Human Resources and Legal
Date: November 16, 2009